Filed Pursuant to Rule 424(b)(4)
Registration No. 333-212542

PROSPECTUS

Airgain, Inc.

1,500,000 Shares of Common Stock

This is the initial public offering of securities of Airgain, Inc. We are offering to sell 1,500,000 shares of our common stock.

Prior to this offering, there has been no public market for our securities. The initial public offering price is $8.00 per share. Our common stock has been approved for listing on The NASDAQ Capital Market under the symbol “AIRG.”

We are an “emerging growth company” under federal securities laws and are subject to reduced public company reporting requirements.

Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 12 of this prospectus.

The offering is being underwritten on a firm commitment basis. We have granted the underwriters an option to buy up to an additional 225,000 shares of common stock to cover over-allotments. The underwriters may exercise this option at any time and from time to time during the 30-day period from the date of this prospectus.

	Per Share	Total
Initial public offering price	$8.00	$12,000,000
Underwriting discounts and commissions(1)	$0.56	$840,000
Proceeds to us, before expenses	$7.44	$11,160,000

(1)	In addition, we have agreed to reimburse the underwriters for certain expenses. See “Underwriting” on page 113 of this prospectus for additional information.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Delivery of the shares will be made on or about August 17, 2016, subject to customary closing conditions.

Northland Capital Markets	Wunderlich

The date of this prospectus is August 11, 2016

You should rely only on the information contained in this prospectus or in any free writing prospectus we may authorize to be delivered or made available to you. We have not authorized anyone to provide you with different information. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of shares of our common stock. Our business, financial condition, operating results and prospects may have changed since that date.

For investors outside the United States: We or the underwriters have not done anything that would permit a public offering of the shares of our common stock or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside of the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of common stock and the distribution of this prospectus outside of the United States.

Airgain, the Airgain logo, and other trademarks or service marks of Airgain appearing in this prospectus are the property of Airgain. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights, or that the applicable owner will not assert its rights, to these trademarks and tradenames.

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PROSPECTUS SUMMARY

The following summary highlights information contained elsewhere in this prospectus and does not contain all of the information that you should consider in making your investment decision in our common stock. Before investing in our common stock, you should carefully read this entire prospectus, including our financial statements and the related notes included in this prospectus and the information set forth under the headings “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” As used in this prospectus, unless the context otherwise requires, references to “we,” “us,” “our,” “our company” and “Airgain” refer to Airgain, Inc.

Our Company

Airgain is a leading provider of embedded antenna technologies used to enable high performance wireless networking across a broad range of home, enterprise, and industrial devices. Our innovative antenna systems open up exciting new possibilities in wireless services requiring high speed throughput, broad coverage footprint, and carrier grade quality. Our antennas are found in devices deployed in carrier, enterprise, and residential wireless networks and systems, including set top boxes, access points, routers, gateways, media adapters, and digital televisions. Through our pedigree in the design, integration, and testing of high performance embedded antenna technology, we have become a leading provider to the residential wireless local area network, also known as WLAN or Wi-Fi, short for Wireless Fidelity, antenna market, supplying to leading carriers, Original Equipment Manufacturers, or OEMs, Original Design Manufacturers, or ODMs, and system designers who depend on us to achieve their wireless performance goals. We also develop embedded antenna technology for adjacent markets, including enterprise Wi-Fi systems for on premises and cloud-based services, and for small cellular applications using Long-Term Evolution, or LTE, and Digital Enhanced Cordless Telecommunications, or DECT, and high-performance designs for the in-building wireless market.

We partner with and supply the largest blue chip brands in the world, including OEMs, ODMs, chipset makers, and global operators. Through our close working relationships with the leading WLAN chipset makers, we have developed a significant level of expertise in the testing and evaluation of chipset reference designs and systems enabling the relative performance benchmarking between devices. To satisfy the rapidly evolving technology needs of the industry, we have remained on the leading edge of next generation development including solutions for Multiple Input, Multiple Output, or MIMO, Multi-User MIMO, or MU-MUMIO, beam forming, and active antenna systems. The embedding of our antennas within chipset reference designs provides broad market visibility of our antenna solutions’ capability early in the design cycle of new devices and in doing so provides us a competitive opportunity. Our sales, engineering, and executive management teams maintain relationships with key decision makers and engineering teams within this client value chain.

We offer early design, custom engineering support, and superior over-the-air, or OTA, testing capability, and our design teams partner with customers from the early stages of antenna prototyping, throughput testing, performance and device integration to facilitate optimal throughput performance and fastest possible time to market. We view our chipset partner, OEM, ODM and carrier relationships as strategic components to our success. We use third parties to manufacture our products while maintaining oversight for critical test and calibration functions. We have 47 issued patents in the United States and 22 companion patents outside the United States, and 93 patent applications on file.

We have approximately 330 antenna products in our portfolio. We shipped approximately 87 million antenna products worldwide in 2015 enabling approximately 34 million devices. During that period, we supplied our products to carriers, OEMs and ODMs in the United States, Europe, Canada and Asia, including Actiontec Electronics, Inc., ARRIS Group, Inc., Belkin International, Inc., DIRECTV, LLC, EchoStar Corporation, Huawei Technologies Co., Ltd., Pace plc, Sagemcom SAS and ZTE Corporation, among others. We have achieved significant growth in our business in a short period of time. From 2011 to 2015, our sales have grown from $10.0 million to $27.8 million, while our net loss has decreased from a net loss of $5.1 million in 2011 to a net loss of $0.3 million in 2015. For the three months ended March 31, 2016, our net income was $0.1 million.

Industry Background

We supply antennas that are part of the greater wireless communications industry. All wireless devices, from Wi-Fi routers to mobile handsets, require an antenna, or multiple antennas, to communicate with other devices. Antennas are the essential component in enabling wireless connectivity, and their design and application can dramatically affect throughput, range, and reliability of wireless devices.

Wireless technology has grown rapidly. When it was first introduced to the mass market in the United States in the mid-1980s, the primary application was analog cellular phone voice services. However, wireless has rapidly evolved as the shift to digital and Internet Protocol ramped up and the explosion of ubiquitous broadband connectivity was born. The rapid growth of internet applications, websites and media opportunities has given consumers unlimited uses for wireless devices including managing e-mail, online browsing and shopping, and running applications for business, personal productivity, and entertainment and media while on the go. Carriers and enterprises have also realized the economic benefits of wireless connectivity to enable efficient delivery of premium content and internet services in the home, enterprise and mobile markets. Over the past decade, wireless technologies such as cellular and Wi-Fi have emerged as mainstream networking platforms to connect people and data via devices. According to the Cisco Visual Networking Index, or the Cisco Report, there were approximately 7.9 billion mobile connected devices in 2015—1.1 for every person on Earth. By 2021, there are expected to be approximately 11.6 billion mobile-connected devices, representing nearly 1.5 mobile devices per person on Earth.

The most common form of wireless access is Wi-Fi. Wi-Fi is a standard established by the Institute of Electrical and Electronics Engineers, or IEEE, known technically as 802.11. The Wi-Fi standard is “the most ubiquitous wireless connectivity technology for internet access” according to ABI Research, a market intelligence firm. Wi-Fi enables devices to operate on a local area network, or LAN, or wide area network, or WAN, to connect to and access the internet and communicate with others without using cabling or wiring. It adds the convenience of mobility to the powerful utility provided by high-speed data networks, and is a natural extension of broadband connectivity in the home and office. Wi-Fi was first utilized in applications such as computers and routers, and is now commonly embedded into everyday electronic devices, such as printers, digital cameras, gaming devices, smart phones, tablets and broadband access systems for video and data enablement. In addition, many new products are coming out with multiple wireless capabilities whereby Wi-Fi and other similar wireless protocols have become ‘must have’ features to extend a device’s basic utility. As an example, smart devices such as Apple iPhone and Samsung Galaxy come equipped with Wi-Fi, Bluetooth and Near Field Communication, or NFC, functions, in addition to traditional cellular functions. Each of these represents a separate radio technology, and each radio requires different antenna solutions to provide an optimal user experience.

The Wi-Fi market is continuing to grow rapidly as the technology is adopted across a wide variety of markets, including consumer, mobile, automotive, and emerging markets such as machine to machine, or M2M. The increase of in-home wireless devices in security and remote monitoring, lighting, HVAC, and entertainment has helped drive the embedded antenna market. According to ABI Research, the number of Wi-Fi-enabled device shipments, excluding cellular and personal computers, is expected to exceed 1.3 billion devices annually by 2021, representing a 13% compound annual growth rate, or CAGR, in this market for the period from 2016 through 2021. Our customers demand an ever increasing number of antennas per device and increasing antenna system complexity to support the evolving and new ways to wirelessly connect. 802.11 standards are expanding and evolving in terms of multi-carrier and multi user Multiple Input, Multiple Output, or MIMO, schemes, with a path to higher efficiency WLAN through 802.11ax, and through introducing new frequency bands through Wi-Fi Halo™, WiGig, and White-Fi. Short range wireless technologies such as Z-Wave and ZigBee continue to evolve while they gain popularity within the home area network, or HAN, space, for applications such as home automation, security, and remote control. The evolution of the 802.11 standard has opened the door for a significant expansion in the average number of antennas per device, from initially one or two antennas per device in early interpretations such as 802.11b/g, to todays 802.11ac standard that supports up to eight antennas per device.

Our Core Strengths and Solutions

Our core competency is designing high throughput-performance embedded antenna solutions, and we have become a leading provider in the in-home WLAN antenna market. We are an antenna solution provider optimizing antenna systems for maximum system device OTA data throughput performance as an integral step in the antenna system design process, enabling the best possible throughputs for devices in their native application. Common antenna industry practice is to design antennas exclusively within a passive environment, using simulation tools based on the assumption of free space. The modern in-home environment is a highly complex multipath environment that is not always accurately represented by antenna simulation tool modeling. We design all our antenna systems for in-home applications using a combination of device and environment modeling, with active antenna OTA throughput performance feedback, providing our customers high device throughputs in their intended in-home or in-office environment.

The core focus of our proprietary antenna integration process remains performance optimization across factors that affect end users. Throughput, reliability, and cost represent three key metrics for optimization. We have been designing and evaluating wireless antenna solutions for 802.11-based WLAN devices since our inception in 2004. We have gained industry leading expertise in the testing and evaluation of wireless systems to determine relative performance differences between devices, and have developed a proprietary set of performance metrics, measurement methodologies, and test conditions to enable measuring and predicting the relative performance of 802.11-based WLAN devices and networks at the component and application level.

We engage with customers in the early stages of a program before prototype tooling is available, using 3D CAD models and/or physical mockups of our customers’ devices to simulate and measure the interactions, providing valuable feedback for the device design enhancement. We provide valuable feedback on how to improve performance by helping customers make changes to accommodate the selection and placement of an antenna, or antennas, within the early design and prototype stages.

•	Design services and prototyping. Working with customers in the early design phase, we provide input and help to ensure products perform well in the field. This starts with analyzing customer designs and devising prototype solutions that will meet the needs of customers. We do this iteratively with customers as required to create a custom solution. Our early stage design support centers on our proprietary AirMetric™ predictive antenna performance modeling solution which offers customers increased device performance and reduces product development time and costs. Using AirMetric™, we can identify the most promising antenna system through simulation and provide device manufacturers with design recommendations (e.g., box size and orientation, printed circuit board, or PCB, heat sink/shield locations and size, etc.) before devices are built.

•

Extensive Over-the-Air (OTA) testing. Our proprietary performance metrics, measurement methodologies, and automated test conditions enable accurate and repeatable characterization of the relative OTA performance of 802.11-based WLAN devices from routers, gateways, and set-top boxes, to TV sets. Our benchmark testing provides an accurate assessment of the performance characteristics for devices to enable manufacturers to make informed decisions in selecting the best antenna solution for their needs. We have developed a proprietary hardware and software solution using stop-motion turntables to measure effective throughput of competing antenna solutions. This technology enables the capture of thousands of data points at each location and ensures accurate and repeatable results. This throughput-focused testing provides repeatable comparisons of metrics that our customers value above antenna specific and passive measurements alone. Our OTA test process utilizes industry standard measurement tools and our proprietary implementation of the IEEE 802.11.2 Draft Recommended Practice for the Evaluation of 802.11 based Wireless Performance.

•	Product evolution and innovation. We employ engineers to continually develop better performing antennas for the benefit of customers. In addition, we innovate through the development of new designs and technologies that can be used for future customer needs. Over 50% of our employees are dedicated to engineering and design, with seven Ph.D.s on staff.

Our Opportunity

Our opportunity is driven by the confluence of trends regarding how people access and use digital content within their homes, businesses, and personal lives on-the-go. Within our core in-home market, the list of antenna applications is constantly evolving, from access points and wireless extenders, to routers, residential gateways, set-top boxes, media adapters, smart TVs, smart remotes, printers, gaming consoles, wireless speakers, wireless cameras and home security and automation systems and nodes.

•	Growth of wireless devices. Over the past decade, wireless technologies such as cellular and Wi-Fi have emerged as mainstream networking platforms to connect people and data via devices. According to the Cisco Report there were approximately 7.9 billion mobile connected devices in 2015—1.1 for every person on earth. By 2021, there are expected to be approximately 11.6 billion mobile-connected devices, including Machine-to-Machine, or M2M, devices, representing nearly 1.5 mobile devices per person on Earth.

•	Emerging whole-home video market. The demand for smart phone, tablet, laptop and notebook connectivity in the home and enterprise is robust. Whereas families often shared a single computer and internet connection in the 1990’s, ubiquitous wireless connectivity throughout the home is available today via carrier gateways that enable Internet access and media distribution to multiple smart phones, fixed and mobile computing devices and smart TVs that share the same broadband data connections. Wireless access enables mobility and the potential sale of additional services by telecom, cable, and satellite broadcast companies and does not require the time and cost for cabling. Additionally, the demand for OTA audio and video services from the Internet is expanding as households enjoy free or paid content subscriptions to sites such as Netflix, Apple TV, Amazon Prime, Pandora, YouTube, and many others on a 24/7 basis. Our business opportunity is driven by the rapidly expanding market for embedded antenna solutions for in-home wireless data and video connectivity products. Wi-Fi has emerged as the key wireless technology for delivering media services in the connected home of smart devices. According to the Cisco Report, globally, in 2015, a smart device generated 14 times more traffic than a non-smart device, and by 2020 a smart device is estimated to generate nearly 23 times more traffic. Furthermore, the Cisco Report also anticipates that smart device traffic will grow at a CAGR of 53% from 2015 to 2020.

•	Increasing demand for mobile broadband. The demand for bandwidth has grown rapidly with the proliferation of sophisticated Wi-Fi-enabled devices. With ever increasing smartphone penetration rates and a host of new devices such as tablets, netbooks, mobile internet devices, and increasingly more capable smartphones, the need for mobile broadband is at an all-time high and we believe is set to continue in demand and popularity. Overall mobile data traffic is expected to grow to 30.6 exabytes per month by 2020, an eightfold increase over 2015. Mobile data traffic is expected to grow at a CAGR of 53% from 2015 to 2020. According to the Cisco Report, 51% of total mobile data traffic in 2015 was offloaded onto the fixed network through Wi-Fi or femtocell in 2015. Globally, the total number of public Wi-Fi hotspots (including in-home Wi-Fi hotspots) is forecasted to grow sevenfold from 2015 to 2020, from 64.2 million in 2015 to 432.5 million by 2020. Total in-home Wi-Fi hotspots are forecasted to grow from 56.6 million in 2015 to 423.2 million by 2020. These trends are positive indicators for growth in Airgain’s core Wi-Fi, and femtocell markets.

Recent Developments

Set forth below are selected preliminary, unaudited financial results for the six months ended June 30, 2016. These financial results are unaudited and should be considered preliminary and subject to change. These estimates have been prepared by and are the responsibility of management. Our independent registered public accounting firm has not audited or reviewed our preliminary financial data, and does not express an opinion or any other form of assurance with respect to the preliminary financial data. The below summary of financial data is not a comprehensive statement of our financial results for the six months ended June 30, 2016 or 2015 and our actual results may differ materially from these 2016 estimates due to the completion of our financial closing procedures, final adjustments and other developments that may arise between now and the time the financial results are finalized.

The following are the selected preliminary, unaudited financial results for the six months ended June 30, 2016, as well as a comparison to our unaudited financial results for the six months ended June 30, 2015:

We expect to report total sales of approximately $18.3 million for the six months ended June 30, 2016, compared to total sales of $11.8 million for the six months ended June 30, 2015.

We expect to report gross profit as a percentage of sales of approximately 44.8% for the six months ended June 30, 2016, compared to 42.6% for the six months ended June 30, 2015.

We expect to report total operating expenses of approximately $7.1 million for the six months ended June 30, 2016, compared to total operating expenses of $5.5 million for the six months ended June 30, 2015.

We expect to report that we had approximately $1.4 million of net income for the six months ended June 30, 2016, compared to a net loss of $0.2 million for the six months ended June 30, 2015.

We expect to report that we had approximately $5.3 million of cash and cash equivalents at June 30, 2016, compared to $3.9 million at June 30, 2015.

We estimate that our Adjusted EBITDA (as defined herein) will be approximately $1.6 million for the six months ended June 30, 2016, compared to $0.1 million for the six months ended June 30, 2015.

The following table reflects the reconciliation of GAAP net income (loss) to non-GAAP Adjusted EBITDA:

	Six Months Ended
	June 30, 2015	June 30, 2016
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$(200,000)	$1,400,000
Stock-based compensation expense	300,000	100,000
Depreciation and amortization	200,000	400,000
Interest and other expense (income)	(200,000)	(300,000)

Adjusted EBITDA	$100,000	$1,600,000

See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Results” for a reconciliation of GAAP net income (loss) to non-GAAP Adjusted EBITDA for the fiscal year ended December 31, 2015, and more information on our use and the limitations of Adjusted EBITDA as a measure of our financial performance.

These preliminary results of operations for the six months ended June 30, 2016 are not necessarily indicative of the results to be achieved in any future period. Additional information and disclosures would be required for a more complete understanding of our financial position and results of operations for the six months ended June 30, 2016.

Risks Related to our Business

Our ability to implement our business strategy is subject to numerous risks, as more fully described in the section entitled “Risk Factors” immediately following this prospectus summary. These risks include, among others:

•	The market for our antenna products is developing and may not develop as we expect;

•	Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance;

•	Our products are subject to intense competition, including competition from the customers to whom we sell, and competitive pressures from existing and new companies may harm our business, sales, growth rates and market share;

•	Our future success depends on our ability to develop and successfully introduce new and enhanced products for the wireless market that meet the needs of our customers;

•	Our business is characterized by short product development windows and short product lifecycles;

•	Any delays in our sales cycles could result in customers canceling purchases of our products;

•	We have a history of losses, including an accumulated deficit of $46.8 million at March 31, 2016, and we may not be profitable in the future;

•	We sell to customers who are extremely price conscious, and a few customers represent a significant portion of our sales. If we lose any of these customers, our sales could decrease significantly;

•	We rely on a few contract manufacturers to produce and ship all of our products, a single or limited number of suppliers for some components of our products and channel partners to sell and support our products, and the failure to manage our relationships with these parties successfully could adversely affect our ability to market and sell our products;

•	If we cannot protect our intellectual property rights, our competitive position could be harmed or we could incur significant expenses to enforce our rights; and

•	Our international sales and operations subject us to additional risks that can adversely affect our operating results and financial condition.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last fiscal year, we qualify as an “emerging growth company,” as defined in the JOBS Act. For as long as we are an emerging growth company, we may take advantage of certain exemptions from various reporting requirements that apply to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act of 2002, as amended, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding advisory “say-on-pay” votes on executive compensation and shareholder advisory votes on golden parachute compensation.

Under the JOBS Act, we will remain an emerging growth company until the earliest of:

•	the last day of the fiscal year during which we have total annual gross revenues of $1 billion or more;

•	the last day of the fiscal year following the fifth anniversary of the closing of this offering;

•	the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; and

•	the date on which we are deemed to be a “large accelerated filer” under the Securities Exchange Act of 1934, or the Exchange Act (we will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months; the value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter).

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information we provide to our stockholders may differ from information you might receive from other public reporting companies in which you hold equity interests.

We have elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended, for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date we (i) are no longer an emerging growth company or (ii) affirmatively and irrevocably opt out of the extended transition period provided in Section 7(a)(2)(B).

Corporate Information

We were originally organized in 1995 as a California corporation under the name AM Group. We were restructured in 2004 to focus exclusively on smart and embedded antenna technology, and we changed our name to Airgain, Inc. In connection with this offering, we plan to reincorporate in Delaware prior to the closing of this offering. Our principal executive offices are located at 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130, and our telephone number is (760) 579-0200. Our website address is www.airgain.com. Information contained in, or accessible through, our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

The Offering

Common stock we are offering	1,500,000 shares

Common stock to be outstanding after this offering	7,237,615 shares

Over-allotment option	The underwriters have an option for a period of 30 days to purchase up to 225,000 additional shares of our common stock to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds from this offering, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $9.8 million, or approximately $11.5 million if the underwriters exercise their over-allotment option to purchase additional shares from us in full, based on the initial public offering price of $8.00 per share. We intend to use the net proceeds of this offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures. See “Use of Proceeds” for a more complete description of the intended use of proceeds from this offering.

Risk factors	You should read the “Risk Factors” section of this prospectus and the other information in this prospectus for a discussion of factors to consider carefully before deciding to invest in shares of our common stock.

NASDAQ symbol	“AIRG”

The number of shares of our common stock to be outstanding after this offering is based on 5,737,615 shares of our common stock outstanding as of March 31, 2016, after giving effect to (1) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock prior to the closing of this offering, (2) the issuance of 1,863,897 shares of common stock in satisfaction of accumulated dividends as of March 31, 2016 and (3) the issuance of 127,143 shares of common stock to the holders of outstanding warrants, or the 2011 Warrants, as a result of the net exercise of the 2011 Warrants in May 2016, and excludes:

•	754,192 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016, at a weighted average exercise price of $2.10 per share, and 339,315 shares of common stock issuable upon the exercise of stock options issued after March 31, 2016, at an exercise price of $1.90 per share;

•	81,995 shares of our common stock issuable to the holders of our Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of dividends accruing from April 1, 2016 to the conversion in connection with the closing of this offering, assuming the closing occurs on August 17, 2016;

•

824,523 unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 321,313 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2016 and an additional 103,210 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan after March 31, 2016, which shares will be added to the shares to be reserved under our 2016 Incentive Award Plan, 300,000 shares of common stock to be reserved for future issuance under our 2016 Incentive Award Plan, which became effective in connection with this offering, and 100,000 shares of common stock to be reserved for future issuance under our 2016 Employee Stock Purchase Plan, which became effective in connection with this offering, and such additional shares that become available under our 2016 Incentive Award Plan and 2016 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans”; and

•	45,000 shares of common stock issuable upon the exercise of warrants issued to Northland Capital Markets in connection with this offering, at an exercise price per share equal to 150% of the public offering price per share.

Except as otherwise indicated, all information in this prospectus assumes the following:

•	our reincorporation in Delaware prior to the closing of this offering;

•	the filing of our Delaware certificate of incorporation and adoption of our amended and restated bylaws prior to the closing of this offering;

•	the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock prior to the closing of this offering;

•	a one-for-ten reverse stock split of our common stock effected on July 28, 2016;

•	the issuance of 1,863,897 shares of common stock to the holders of our Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of March 31, 2016;

•	the issuance of 127,143 shares of common stock to the holders of the 2011 Warrants, as a result of the net exercise of the 2011 Warrants in May 2016;

•	no exercise of the outstanding options described above; and

•	no exercise by the underwriters of their option to purchase additional shares of our common stock to cover over-allotments.

Summary Financial Data

The following tables set forth a summary of our historical financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2015 and 2016 and the balance sheet data as of March 31, 2016 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the sections in this prospectus entitled “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results, and our results for the three months ended March 31, 2016 may not be indicative of our results for the year ending December 31, 2016.

	Year Ended		Three Months Ended
	December 31, 2014	December 31, 2015	March 31, 2015	March 31, 2016
			(unaudited)
Statements of Operations Data:
Sales	$25,509,572	$27,793,073	$5,732,733	$8,512,305
Cost of goods sold	14,132,357	16,148,163	3,250,038	4,834,681

Gross Profit	11,377,215	11,644,910	2,482,695	3,677,624

Operating expenses:
Research and development	3,311,337	4,257,400	966,097	1,321,686
Sales and marketing	3,516,095	4,035,591	962,601	1,241,104
General and administrative	2,972,257	3,453,288	836,611	998,040
IPO cost	726,926	229,332	—	—

Total operating expenses	10,526,615	11,975,611	2,765,309	3,560,830

Income (loss) from operations	850,600	(330,701)	(282,614)	116,794
Interest and other income	(2,743,871)	(60,981)	(233,625)	(26,359)

Income (loss) before income taxes	3,594,471	(269,720)	(48,989)	143,153
Provision for income taxes	6,171	622	8,511	4,000

Net income (loss)	$3,588,300	$(270,342)	$(57,500)	$139,153

Net income (loss) per share attributable to common stockholders(1)
Basic	$2.08	$(4.17)	$(1.05)	$(0.70)

Diluted	$(2.86)	$(4.30)	$(1.44)	$(0.82)

Weighted average shares outstanding used in computing net income (loss) per share attributable to common stockholders(1)
Basic	555,805	651,593	625,282	665,842

Diluted	555,805	651,593	625,282	665,842

Pro forma net loss per share attributable to common stockholders (unaudited)(1)
Basic		$(0.03)		$0.04

Diluted		$(0.03)		$0.04

Weighted average shares outstanding used in computing pro forma net loss per share attributable to common stockholders (unaudited)(1)
Basic		5,559,287		5,633,904

Diluted		5,559,287		5,633,904

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of March 31, 2016
Balance Sheet Data:	Actual	Pro Forma(1)	Pro Forma As Adjusted(1)(2)
	(unaudited)
Cash and cash equivalents	$4,037,358	$4,037,358	$13,837,358
Working capital	1,682,406	1,682,406	11,482,406
Total assets	13,584,819	13,584,819	23,384,819

Preferred stock warrant liability	630,670	—	—
Long-term notes payable	2,333,333	2,333,333	2,333,333
Preferred redeemable convertible stock	43,640,110	—	—
Preferred convertible stock	5,968,549	—	—

Additional paid-in capital	—	—	—
Accumulated deficit	(46,840,905)	(46,840,905)	(46,840,905)
Total stockholders’ (deficit) equity	(39,777,981)	4,492,799	14,292,799

(1)	Gives effect to (a) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock prior to the closing of this offering, (b) the issuance of 1,863,897 shares of our common stock to the holders of Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of March 31, 2016, and (c) the issuance of 127,143 shares of common stock to the holders of the 2011 Warrants as a result of the net exercise of the 2011 Warrants in May 2016.
(2)	Gives further effect to our issuance and sale of 1,500,000 shares of common stock in this offering by us at the initial public offering price of $8.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could harm our business, financial condition, operating results, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations.

Risks Related to Our Business and Industry

The market for our antenna products is developing and may not develop as we expect.

The market for our antenna products, and specifically the Wi-Fi market, is developing and may not develop as we expect. We believe our future success will depend in large part on the growth in the market for Wi-Fi devices that provide in-home wireless data connectivity for internet and video distribution. It is difficult to predict customer adoption and renewal rates, customer demand for our antennas, the size and growth rate of this market, the entry of competitive products, or the success of existing competitive products. Any expansion in our market depends on several factors, including the cost, performance, and perceived value associated with our antennas. If our antenna products do not achieve widespread adoption or there is a reduction in demand for antennas in our market caused by a lack of customer acceptance, technological challenges, competing technologies and products, decreases in corporate spending, weakening economic conditions, or otherwise, it could result in reduced customer orders, early order cancellations, or decreased sales, any of which would adversely affect our business, operating results and financial condition.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or our guidance.

Our quarterly and annual operating results have fluctuated in the past and may fluctuate significantly in the future, which makes it difficult for us to predict our future operating results. The timing and size of sales of our products are variable and difficult to predict and can result in fluctuations in our net sales from period to period. In addition, our budgeted expense levels depend in part on our expectations of future sales. Because any substantial adjustment to expenses to account for lower levels of sales is difficult and takes time, we may not be able to reduce our costs sufficiently to compensate for an unexpected shortfall in net sales, and even a small shortfall in net sales could disproportionately and adversely affect our operating margin and operating results for a given quarter.

Our operating results may also fluctuate due to a variety of other factors, many of which are outside of our control, including the changing and volatile U.S., European, Asian and global economic environments, and any of which may cause our stock price to fluctuate. Besides the other risks in this “Risk Factors” section, factors that may affect our operating results include:

•	fluctuations in demand for our products and services;

•	the inherent complexity, length and associated unpredictability of product development windows and product lifecycles;

•	changes in customers’ budgets for technology purchases and delays in their purchasing cycles;

•	changing market conditions;

•	any significant changes in the competitive dynamics of our markets, including new entrants, or further consolidation;

•	the timing of product releases or upgrades by us or by our competitors; and

•	our ability to develop, introduce and ship in a timely manner new products and product enhancements and anticipate future market demands that meet our customers’ requirements.

The cumulative effects of these factors could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of future performance.

Our products are subject to intense competition, including competition from the customers to whom we sell.

Antenna solutions is an established technical field with low intellectual property and technological barriers to entry. Antenna competition exists globally for all areas of our business and product lines. The markets in which we compete are intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. The markets are influenced by, among others, brand awareness and reputation, price, strength and scale of sales and marketing efforts, professional services and customer support, product features, reliability and performance, scalability of products, and breadth of product offerings. Due to the proprietary nature of our products, competition occurs primarily at the design stage. As a result, a design win by our competitors or by us typically limits further competition regarding that design. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and failure to increase, or the loss of, market share, any of which would likely seriously harm our business, operating results or financial condition. From a cost and control perspective, our products generally cost more than our competitors’ products and add a degree of complexity to an OEM and ODM product planning and manufacturing process. If our ability to design antenna solutions is deemed to be on par or of lesser value than competing solutions, we could lose our customers and prospects.

New entrants and the introduction of other distribution models in our markets may harm our competitive position.

The markets for development, distribution, and sale of our products are rapidly evolving. New entrants seeking to gain market share by introducing new technology and new products may make it more difficult for us to sell our products, and could create increased pricing pressure, reduced profit margins, increased sales and marketing expenses, or the loss of market share or expected market share, any of which may significantly harm our business, operating results and financial condition.

Historically, large, integrated telecommunications equipment suppliers controlled access to the wireless broadband infrastructure equipment and network management software that could be used to extend the geographic reach of wireless internet networks. However, in recent years, network operators and service providers have been able to purchase wireless broadband infrastructure equipment and purchase and implement network management applications from distributors, resellers, and OEMs and ODMs. Increased competition from providers of wireless broadband equipment may result in fewer vendors providing complementary equipment, which could harm our business and sales. Broadband equipment providers or system integrators may also offer wireless broadband infrastructure equipment for free or as part of a bundled offering, which could force us to reduce our prices or change our selling model to remain competitive. If there is a major shift in the market such that network operators and service providers begin to use closed network solutions that only operate with other equipment from the same vendor, we could experience a significant decline in sales because our products would not be interoperable with these proprietary standards.

Our future success depends on our ability to develop and successfully introduce new and enhanced products for the wireless market that meet the needs of our customers.

Our sales depend on our ability to anticipate our existing and prospective customers’ needs and develop products that address those needs. Our future success will depend on our ability to introduce new products for the wireless market, anticipate improvements and enhancements in wireless technology and wireless standards, and to develop products that are competitive in the rapidly changing wireless industry. Introduction of new products and product enhancements will require coordination of our efforts with those of our customers, suppliers, and manufacturers to rapidly achieve volume production. If we fail to coordinate these efforts, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our operating results will be materially and adversely affected and our business and prospects will be harmed. We cannot assure that product introductions will meet the anticipated release schedules or that our wireless products will be competitive in the market. Furthermore, given the emerging nature of the wireless market, there can be no assurance our products and technology will not be rendered obsolete by alternative or competing technologies.

Our business is characterized by short product development windows and short product lifecycles.

Our solutions are purchased and integrated by customers in the electronics industry. In many cases, the products that include our solutions are subject to short product development windows and short product lifecycles. In the case of the short product development window, we may be pressured to provide solutions that are the lowest in cost to be accepted. Customer pressure could force us to reduce our price to win designs with short development windows. Regarding short product lifecycles, we might provide up-front design and engineering work, but ultimately lose the design to a competitor, or even if we win the design, such design could be extremely short-lived due to our customers’ inability to sell the product in significant volume. Our up-front costs associated with a design can be significant, and if the sales volumes are inadequate due to lack of acceptance and/or short lifecycle, our financial performance will be impaired.

Any delays in our sales cycles could result in customers canceling purchases of our products.

Sales cycles for some of our products can be lengthy, often lasting several months to a year or longer. In addition, it can take additional time before a customer commences volume production of equipment that incorporates our products. Sales cycles can be lengthy for several reasons, including:

•	our OEM customers and carriers usually complete a lengthy technical evaluation of our products, over which we have no control, before placing a purchase order;

•	the commercial introduction of our products by OEM customers and carriers is typically limited during the initial release to evaluate product performance; and

•	the development and commercial introduction of products incorporating new technologies frequently are delayed.

A significant portion of our operating expense is relatively fixed and is based in large part on our forecasts of volume and timing of orders. The lengthy sales cycles make forecasting the volume and timing of product orders difficult. In addition, the delays inherent in lengthy sales cycles raise additional risks of customer decisions to cancel or change product phases. If customer cancellations or product changes were to occur, this could result in the loss of anticipated sales without sufficient time for us to reduce our operating expenses. In addition, although we currently do not maintain significant inventories, we may in the future establish significant inventory levels to meet forecasted future demand. If the forecasted demand does not materialize into purchase orders for these products, we may be required to write off our inventory balances or reduce the value of our inventory, based on a reduced sales price. A write off of the inventory, or a reduction in the inventory value due to a sales price reduction, could have an adverse effect on our financial condition and operating results.

We have a history of losses, and we may not be profitable in the future.

Before 2013, we had incurred net losses in each year since our inception. As a result, we had an accumulated deficit of $46.8 million at March 31, 2016. Because the market for our antenna products is rapidly evolving, it is difficult for us to predict our operating results. We expect our operating expenses to increase over the next several years as we hire additional personnel, particularly in engineering, sales, and marketing, and continue to develop new antenna products to address new and evolving markets. In addition, as we grow and as we become a newly public company, we will incur additional significant legal, accounting, and other expenses we did not incur as a private company. If our sales do not increase to offset these increases in our operating expenses, we may not be profitable in future periods. Our historical sales growth has been inconsistent and should not be considered indicative of our future performance. Any failure to sustain or increase our profitability consistently could cause the value of our common stock to materially decline.

A limited number of customers and devices represent a significant portion of our sales. If we were to lose any of these customers or devices, our sales could decrease significantly.

In 2015, our top three customers accounted for approximately 28%, 15% and 12% of sales, respectively and, in the three months ended March 31, 2016, our top three customers accounted for approximately 34%, 15% and 7% of sales, respectively. Although our top customers that pay for our products are often ODMs and distributors, it is primarily the OEMs, carrier customers and retail-focused end-customers that drive the use of our antenna solutions and the purchase by the ODMs and distributors of our antenna solutions. In addition, a few end customer devices which incorporate our antenna products comprise a significant amount of our sales, and the discontinuation or modification of such devices may materially and adversely affect our sales and results of operations. For example, in August 2014, a product which accounted for $3.2 million of our sales in the six months ended June 30, 2014 reached the end of its lifecycle and was discontinued. Any significant loss of, or a significant reduction in purchases by, these other significant customers or customers that drive the use of our antenna solutions or a modification or discontinuation of a device which constitutes a significant portion of sales could have an adverse effect on our financial condition and operating results.

We sell to customers who are extremely price conscious.

Our customers compete in segments of the electronics market. The electronics market is characterized by intense competition as companies strive to come to market with innovative designs that attract customers based upon design, performance, cost, ease of use, and convenience. Product lifecycles can be extremely short as companies try to gain advantage over their competitors. Because of the high design and engineering costs, companies that are customers or prospects for antenna solutions are extremely cost conscious. As a result, our customers and prospects demand price cuts in established products, and negotiate aggressively for lower pricing on new products. Because of the intense competition in the antenna solution market, we encounter situations that lead to difficult price negotiations potentially resulting in lower margins than forecast.

We rely on a limited number of contract manufacturers to produce and ship all of our products, and the failure to manage our relationships with these parties successfully could adversely affect our ability to market and sell our products.

We rely on two contract manufacturers, which are both located in China, to manufacture, control quality of, and ship our products. We do not have long-term contracts with these manufacturers that commit them to manufacture products for us. Any significant change in our relationship with these manufacturers could have a material adverse effect on our business, operating results, and financial condition. We make substantially all of our purchases from our contract manufacturers on a purchase order basis. Our contract manufacturers are not required to manufacture our products for any specific period or in any specific quantity. We expect that it would take approximately six to nine months to transition manufacturing, quality assurance, and shipping services to new providers. Relying on contract manufacturers for manufacturing, quality assurance, and shipping also presents significant risks to us, including the inability of our contract manufacturers to:

•	qualify appropriate component suppliers;

•	manage capacity during periods of high demand;

•	meet delivery schedules;

•	assure the quality of our products;

•	ensure adequate supplies of materials;

•	protect our intellectual property; and

•	deliver finished products at agreed-upon prices.

We may experience delays in obtaining product from manufacturers and may not be a high priority for our manufacturers.

The ability and willingness of our contract manufacturers to perform is largely outside of our control. We believe that our orders may not represent a material portion of our contract manufacturers’ total orders and, as a result, fulfilling our orders may not be a priority if our contract manufacturers are constrained in their abilities or resources to fulfill all of their customer obligations in a timely manner. If any of our contract manufacturers suffers an interruption in its business, experiences delays, disruptions, or quality control problems in its manufacturing operations or we have to change or add additional contract manufacturers, our ability to ship products to our customers would be delayed and our sales could become volatile and our cost of sales may increase.

Our contract manufacturers purchase some components, subassemblies and products from a single or limited number of suppliers. The loss of any of these suppliers may substantially disrupt our ability to obtain orders and fulfill sales as we design in and qualify new components.

We rely on third-party components and technology to build and operate our products, and we rely on our contract manufacturers to obtain the components, subassemblies, and products necessary for the manufacture of our products. Shortages in components we use in our products are possible, and our ability to predict the availability of such components is limited. If shortages occur in the future, as they have in the past, our business, operating results and financial condition would be materially adversely affected. Unpredictable price increases of such components due to market demand may occur. While components and supplies are generally available from a variety of sources, we and our contract manufacturers depend on a single or limited number of suppliers for several components for our products. If our suppliers of these components or technology were to enter into exclusive relationships with other providers of wireless networking equipment or were to discontinue providing such components and technology to us and we were unable to replace them cost effectively, or at all, our ability to provide our products would be impaired. Additionally, poor quality in any of the single or limited sourced components in our products could result in lost sales or lost sales opportunities. We and our contract manufacturers generally rely on purchase orders rather than long-term contracts with these suppliers. As a result, even if available, we and our contract manufacturers may not be able to secure sufficient components at reasonable prices or of acceptable quality to build our products in a timely manner. Therefore, we may be unable to meet customer demand for our products, which would have a material adverse effect on our business, operating results, and financial condition.

We rely significantly on channel partners to sell and support our products, and the failure of this channel to be effective could materially reduce our sales.

Our indirect channel partners, which include outside sales representatives, accounted for 19% of our sales in 2015. We believe that establishing and maintaining successful relationships with these channel partners is, and will continue to be, important to our financial success. Recruiting and retaining qualified channel partners and training them in our technology and product offerings require significant time and resources. To develop and expand our channel, we must continue to scale and improve our processes and procedures that support our channel partners, including investment in systems and training.

Existing and future channel partners will only work with us if we are able to provide them with competitive products on terms that are commercially reasonable to them. If we fail to maintain the quality of our products or to update and enhance them, existing and future channel partners may elect to work instead with one or more of our competitors. In addition, the terms of our arrangements with our channel partners must be commercially reasonable for both parties. If we are unable to reach agreements that are beneficial to both parties, then our channel partner relationships will not succeed.

We have no minimum purchase commitments with any of our channel partners, and our contracts with channel partners do not prohibit them from offering products or services that compete with ours, including products they currently offer or may develop in the future and incorporate into their own systems. Some of our competitors may have stronger relationships with our channel partners than we do and we have limited control, if any, as to whether those partners use our products, rather than our competitors’ products, or whether they devote resources to market and support our competitors’ products, rather than our offerings.

The reduction in or loss of sales by these channel partners could materially reduce our sales. If we fail to maintain relationships with our channel partners, fail to develop new relationships with other channel partners in new markets, fail to manage, train or incentivize existing channel partners effectively, fail to provide channel partners with competitive products on terms acceptable to them, or if these channel partners are not successful in their sales efforts, our sales may decrease and our operating results could suffer.

Defects in our products or poor design and engineering services could result in lost sales and subject us to substantial liability.

Our antenna solutions are a critical element in determining the operating performance of our customers’ products. If our antenna solutions perform poorly, whether due to design, engineering, placement or other reasons, we could lose sales. In certain cases, if our antenna solution is found to be the component that leads to failure or a failure to meet the performance specifications of our customer, we could be required to pay monetary damages to our customer. Real or perceived defects or errors in our antenna solutions could result in claims by channel partners and customers for losses they sustain. If channel partners or customers make these types of claims, we may be required, or may choose, for customer relations or other reasons, to expend additional resources to help correct the problem, including warranty and repair costs, process management costs and costs associated with remanufacturing our inventory. Liability provisions in our standard terms and conditions of sale may not be enforceable under some circumstances or may not fully or effectively protect us from claims and related liabilities and costs. In addition, regardless of the party at fault, errors of these kinds divert the attention of our engineering personnel from our product development efforts, damage our reputation and the reputation of our products, cause significant customer relations problems and can result in product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources. We also may incur costs and expenses relating to a recall of one or more of our products. The process of identifying recalled products that have been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and significant harm to our reputation. The occurrence of these problems could result in the delay or loss of market acceptance of our products and could adversely affect our business, operating results and financial condition.

The loss of key personnel or an inability to attract, retain and motivate qualified personnel may impair our ability to expand our business.

Our success depends upon the continued service and performance of our senior management team and key technical, marketing and production personnel, including Charles Myers, who is our President and Chief Executive Officer. The replacement of any members of our senior management team or other key employees or consultants likely would involve significant time and costs and may significantly delay or prevent the achievement of our business objectives.

Our future success also depends, in part, on our ability to continue to attract, integrate and retain highly skilled personnel. Competition for highly skilled personnel is frequently intense. Any difficulties in obtaining or retaining human resource competencies we need to achieve our business objectives may have an adverse effect on our performance.

We are subject to the risk that third-party consultants will not perform their tasks effectively and that we will be unsuccessful in operating our business as a result.

We rely on third parties, such as a sales consultants and engineering contractors, for a portion of the design and sales and marketing of our products. The engineering contractors typically work directly with our design team but are employed by our contract manufacturers in China. We rely on these third parties in addition to our own employees to perform the daily tasks necessary to operate our business in these areas and cannot ensure that third-party consultants will be able to complete their work for us in a timely manner. Accordingly, our reliance on third parties exposes us to the risk that our business will be unsuccessful if they do not design and sell our product as expected.

Our acquisitions expose us to risks that could adversely affect our business and adversely affect our operating results, financial condition, and cash flows.

As part of our strategy to develop and identify new products, services and technologies, we have made, and may continue to make, acquisitions of select assets and businesses. For example, we acquired certain North American assets from Skycross, Inc. in December 2015. When pursuing acquisitions, we may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. Any acquisitions we complete, may not ultimately strengthen our competitive position or achieve our goals, and could be viewed negatively by our end-customers, investors and financial analysts. Acquisitions involve many risks. An acquisition may negatively affect our operating results, financial condition or cash flows because it may require us to incur charges or assume substantial debt or other liabilities, may cause adverse tax consequences or unfavorable accounting treatment, may expose us to claims and disputes by third parties, including intellectual property claims and disputes, or may not generate sufficient financial return to offset additional costs and expenses related to the acquisition.

Litigation or legal proceedings could expose us to significant liabilities and damage our reputation.

We may become party to litigation claims and legal proceedings. Litigation involves significant risks, uncertainties and costs, including distraction of management attention away from our current business operations. We evaluate litigation claims and legal proceedings to assess the likelihood of unfavorable outcomes and to estimate, if possible, the amount of potential losses. We caution you that actual outcomes or losses may differ materially from those envisioned by our current estimates. Our policies and procedures require strict compliance by our employees and agents with all United States and local laws and regulations applicable to our business operations, including those prohibiting improper payments to government officials. Nonetheless, there can be no assurance that our policies and procedures will always ensure full compliance by our employees and agents with all applicable legal requirements. Improper conduct by our employees or agents could damage our reputation in the United States and internationally or lead to litigation or legal proceedings that could result in civil or criminal penalties, including substantial monetary fines, as well as disgorgement of profits.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

Because we have a history of losses before 2013, we have paid non-substantial amounts of federal and state taxes. Current federal and state tax laws include substantial restrictions on the annual utilization of net operating loss and tax credit carryforwards in the event of an ownership change. For example, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, if a corporation undergoes an “ownership change” (generally defined as a cumulative change in equity ownership by “5-percent shareholders” of greater than 50 percentage points (by value) over a three-year period), the corporation’s ability to use its pre-ownership change net operating loss carryforwards and certain other pre-ownership change tax attributes (such as research tax credits) to offset its post-ownership change income and taxes, as applicable, may be limited for federal income tax purposes. In May 2014, we completed our analysis to determine whether prior ownership changes have resulted in limitations on our ability to utilize these net operating losses and tax credit carryforwards. We determined that as of December 31, 2015, we had $21.8 million in available unlimited federal net operating loss carryforwards which will begin to expire in 2022, and $18.2 million of unlimited California net loss carryforwards which began expiring in 2015. In addition, we had federal research and development tax credit carryforwards of approximately $0.8 million at December 31, 2015, which if unutilized will expire between 2026 and 2034. We also had state research and development tax credit carryforwards of approximately $0.6 million at December 31, 2015, which may be available to reduce future state taxes, if any, over an indefinite period. The net loss carryforwards and these tax credits are subject to examination by state and federal taxing authorities and may need to be revised as a result of any exam. As of December 31, 2015, there were $1.4 million in total unrecognized tax benefits. If recognized, none of these unrecognized tax benefits would result in a tax benefit since they would be fully offset with a valuation allowance. If tax rules and regulations change, and we are not able to apply these carryforwards, we may be forced to pay taxes at a rate and time prior to what is anticipated today.

Our election to not opt out of the extended accounting transition period under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, may make our financial statements difficult to compare to other companies.

Under the JOBS Act, as an emerging growth company, we can elect to opt out of the extended transition period for any new or revised accounting standards that may be issued by the Public Company Accounting Oversight Board or the U.S. Securities and Exchange Commission, or the SEC. We have elected not to opt out of such extended transition period. This means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, are permitted to use any extended transition period for adoption that is provided in the new or revised accounting standard having different application dates for public and private companies. This may make the comparison of our financial statements with any other public company, which is not either an emerging growth company nor an emerging growth company which has opted out of using the extended transition period, difficult or impossible as possible different or revised standards may be used.

If we are unable to implement and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected. In addition, because of our status as an emerging growth company, you will not be able to depend on any attestation from our independent registered public accounting firm as to our internal control over financial reporting for the foreseeable future.

When we become a reporting company, the Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and controls over financial reporting. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. We will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after the effective date of this offering. However, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act. Accordingly, you will not be able to depend on any attestation concerning our internal control over financial reporting from our independent registered public accounting firm for the foreseeable future.

Compliance with environmental matters and worker health and safety laws could be costly, and noncompliance with these laws could have a material adverse effect on our operating results, expenses and financial condition.

Some of our operations use substances regulated under various federal, state, local and international laws governing the environment and worker health and safety, including those governing the discharge of pollutants into the ground, air and water, the management and disposal of hazardous substances and wastes, and the cleanup of contaminated sites. Some of our products are subject to various federal, state, local and international laws governing chemical substances in electronic products. We could be subject to increased costs, fines, civil or criminal sanctions, third-party property damage or personal injury claims if we violate or become liable under environmental and/or worker health and safety laws.

Our business is subject to the risks of earthquakes, fire, floods and other natural catastrophic events.

Our corporate headquarters are located in Southern California, and our two contract manufacturers are located in eastern Asia, both regions known for seismic activity. A significant natural disaster, such as an earthquake, a fire or a flood, occurring near our headquarters, or near the facilities of our contract manufacturers, could have a material adverse impact on our business, operating results and financial condition.

The terms of our amended and restated loan and security agreement place restrictions on our operating and financial flexibility. If we raise additional capital through debt financing, the terms of any new debt could further restrict our ability to operate our business.

We have a $3.0 million revolving credit facility, a $750,000 growth capital term loan and an additional $4.0 million term loan under our amended and restated loan and security agreement with Silicon Valley Bank. These loans are secured by a lien covering substantially all of our properties, rights and assets, excluding intellectual property. As of March 31, 2016, the revolving credit facility was undrawn, and the outstanding principal balance of the growth capital term loan and the additional term loan was $3.9 million. The loan and security agreement contains customary affirmative and negative covenants and events of default applicable to us and any subsidiaries, if any. The affirmative covenants include, among others, covenants requiring us (and us to cause our subsidiaries) to maintain our legal existence and governmental approvals, deliver certain financial reports, maintain insurance coverage, keep inventory, if any, in good and marketable condition and protect material intellectual property. The negative covenants include, among others, restrictions on us and our subsidiaries transferring collateral, incurring additional indebtedness, engaging in mergers or acquisitions, paying dividends or making other distributions, making investments, creating liens, selling assets and making any payment on subordinated debt, in each case subject to certain exceptions. If we default under the facility, the lender may accelerate all of our repayment obligations and take control of our pledged assets, potentially requiring us to renegotiate our agreement on terms less favorable to us or to immediately cease operations. Further, if we are liquidated, the lender’s right to repayment would be senior to the rights of the holders of our common stock to receive any proceeds from the liquidation. The lender could declare a default upon the occurrence of any event that it interprets as a material adverse effect as defined under the credit facility, thereby requiring us to repay the loan immediately or to attempt to reverse the declaration of default through negotiation or litigation. Any declaration by the lender of an event of default could significantly harm our business and prospects and could cause the price of our common stock to decline. If we raise any additional debt financing, the terms of such additional debt could further restrict our operating and financial flexibility.

If we are unable to manage our growth and expand our operations successfully, our business and operating results will be harmed and our reputation may be damaged.

We have expanded our operations significantly since inception and anticipate that further significant expansion will be required to achieve our business objectives. The growth and expansion of our business and product offerings places a continuous and significant strain on our management, operational and financial resources. Any such future growth would also add complexity to and require effective coordination throughout our organization. To date, we have used the services of third-parties to perform tasks including design and sales and marketing. Our growth strategy may entail expanding our group of contractors or consultants to implement these tasks going forward. Because we rely on consultants, effectively outsourcing key functions of our business, we will need to be able to manage these consultants to ensure that they successfully carry out their contractual obligations and meet expected deadlines. However, if we are unable to effectively manage our outsourced activities or if the quality of the services provided by consultants is compromised for any reason, our ability to provide quality products in a timely manner could be harmed, which may have a material adverse effect on our business operating results and financial condition.

To manage any future growth effectively, we must continue to improve and expand our information technology and financial infrastructure, our operating and administrative systems and controls, and our ability to manage headcount, capital and processes in an efficient manner. We may not be able to successfully implement improvements to these systems and processes in a timely or efficient manner, which could result in additional operating inefficiencies and could cause our costs to increase more than planned. If we do increase our operating expenses in anticipation of the growth of our business and this growth does not meet our expectations, our operating results may be negatively impacted. If we are unable to manage future expansion, our ability to provide high quality products and services could be harmed, which could damage our reputation and brand and may have a material adverse effect on our business, operating results and financial condition.

Our business, operating results and growth rates may be adversely affected by current or future unfavorable economic and market conditions.

Our business depends on the economic health and general willingness of our current and prospective end-customers to make those capital commitments necessary to purchase our products. If the conditions in the U.S. and global economies remain uncertain or continue to be volatile, or if they deteriorate, our business, operating results and financial condition may be materially adversely affected. Economic weakness, end-customer financial difficulties, limited availability of credit and constrained capital spending have at times in the past resulted, and may in the future result, in challenging and delayed sales cycles, slower adoption of new technologies and increased price competition, and could negatively affect our ability to forecast future periods, which could result in an inability to satisfy demand for our products and a loss of market share.

In addition, if interest rates rise or foreign exchange rates weaken for our international customers, overall demand for our products and services could decline and related capital spending may be reduced. Furthermore, any increase in worldwide commodity prices may result in higher component prices for us and increased shipping costs, both of which may negatively affect our business, operating results and financial condition.

Our business and prospects depend on the strength of our market efforts and our brand. Failure to maintain and enhance our brand would harm our ability to maintain and expand our base of customers.

Maintaining and enhancing our brand is important to maintaining and expanding our base of customers who purchase our products. This will depend largely on our ability to continue to provide high-quality solutions, and we may not be able to do so effectively. While we may engage in a broader marketing campaign to further promote our brand, this effort may not succeed. Our efforts in developing our brand may be affected by the marketing efforts of our competitors. If we are unable to cost-effectively maintain and increase awareness of our brand, our business, results of operations and financial condition could be harmed. Our brand may be impaired by other factors, including product malfunctions. Any inability to effectively police our trademark rights against unauthorized uses by third parties could adversely impact the value of our trademarks and our brand recognition. If we fail to maintain and enhance our brand, or if we need to incur unanticipated expenses to establish our brand in new markets, our operating results would be negatively affected from reduced sales and increased marketing expenses.

Risks Relating to Intellectual Property

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

Our ability to compete effectively is dependent in part upon our ability to protect our proprietary technology. We rely on patents, trademarks, trade secret laws, confidentiality procedures and licensing arrangements to protect our intellectual property rights. There can be no assurance these protections will be available in all cases or will be adequate to prevent our competitors from copying, reverse engineering or otherwise obtaining and using our technology, proprietary rights or products. For example, the laws of certain countries in which our products are manufactured or licensed do not protect our proprietary rights to the same extent as the laws of the United States. In addition, third parties may seek to challenge, invalidate or circumvent our patents, trademarks, copyrights and trade secrets, or applications for any of the foregoing. There can be no assurance that our competitors will not independently develop technologies that are substantially equivalent or superior to our technology or design around our proprietary rights. In each case, our ability to compete could be significantly impaired. To prevent substantial unauthorized use of our intellectual property rights, it may be necessary to prosecute actions for infringement and/or misappropriation of our proprietary rights against third parties. Any such action could result in significant costs and diversion of our resources and management’s attention, and there can be no assurance we will be successful in such action. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to enforce their intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property.

Claims by others that we infringe their intellectual property rights could harm our business.

Our industry is characterized by vigorous protection and pursuit of intellectual property rights, which has resulted in protracted and expensive litigation for many companies. Third parties may in the future assert claims of infringement of intellectual property rights against us or against our customers or channel partners for which we may be liable. As the number of products and competitors in our market increases and overlaps occur, infringement claims may increase.

Intellectual property claims against us, and any resulting lawsuits, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. Our involvement in any patent dispute or other intellectual property dispute or action to protect trade secrets and know-how could have a material adverse effect on our business. Adverse determinations in any litigation could subject us to significant liabilities to third parties, require us to seek licenses from third parties and prevent us from manufacturing and selling our products. Any of these situations could have a material adverse effect on our business.

These claims, regardless of their merits or outcome, would likely be time consuming and expensive to resolve and could divert management’s time and attention.

We are generally obligated to indemnify our channel partners and end-customers for certain expenses and liabilities resulting from intellectual property infringement claims regarding our products, which could force us to incur substantial costs.

We have agreed, and expect to continue to agree, to indemnify our channel partners and end-customers for certain intellectual property infringement claims regarding our products. As a result, in the case of infringement claims against these channel partners and end-customers, we could be required to indemnify them for losses resulting from such claims or to refund amounts they have paid to us. Our channel partners and other end-customers in the future may seek indemnification from us in connection with infringement claims brought against them. We will evaluate each such request on a case-by-case basis and we may not succeed in refuting all such claims. If a channel partner or end-customer elects to invest resources in enforcing a claim for indemnification against us, we could incur significant costs disputing it. If we do not succeed in disputing it, we could face substantial liability.

Risks Related to Our International Operations

Our international sales and operations subject us to additional risks that can adversely affect our operating results and financial condition.

The substantial majority of our sales are to ODMs and distributors based in China. Additionally, for the year ended December 31, 2015, approximately 36% of the end-customers of our products, based on sales, are in North America and approximately 64% are outside of North America, and we are continuing to expand our international operations as part of our growth strategy. We have limited sales personnel and sales and support operations in the United States, Asia, and Europe. Our ability to convince customers to expand their use of our antenna products is directly correlated to our direct engagement with our end-customers and our channel partners. To the extent we are unable to engage with non-U.S. customers effectively with our limited sales force capacity, we may be unable to grow sales to existing customers.

Our international operations subject us to a variety of risks and challenges, including: increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations; reliance on channel partners; increased financial accounting and reporting burdens and complexities; compliance with foreign laws and regulations; compliance with U.S. laws and regulations for foreign operations; and reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad. Any of these risks could adversely affect our international operations, reduce our international sales or increase our operating costs, adversely affecting our business, operating results and financial condition and growth prospects.

We are subject to governmental export and import controls that could impair our ability to compete in international markets due to licensing requirements and subject us to liability if we are not in compliance with applicable laws.

Our products are subject to export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our products must be made in compliance with these laws and regulations. If we violate these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including the possible loss of export or import privileges, fines, which may be imposed on us and responsible employees or managers, and, in extreme cases, the incarceration of responsible employees or managers. In addition, if our channel partners, agents or consultants fail to obtain appropriate import, export or re-export licenses or authorizations, we may also be adversely affected through reputational harm and penalties. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed and may result in the delay or loss of sales opportunities. Changes in our products or changes in applicable export or import laws and regulations may also create delays in the introduction and sale of our products in international markets, prevent our end-customers with international operations from deploying our products or, in some cases, prevent the export or import of our products to certain countries, governments or persons altogether. Any change in export or import laws and regulations, shift in the enforcement or scope of existing laws and regulations, or change in the countries, governments, persons or technologies targeted by such laws and regulations, could also result in decreased use of our products, or in our decreased ability to export or sell our products to existing or potential end-customers with international operations. Any decreased use of our products or limitation on our ability to export or sell our products would likely adversely affect our business, financial condition and operating results.

The results of the United Kingdom’s referendum on withdrawal from the European Union may have a negative effect on global economic conditions, financial markets and our business.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last at least two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created significant uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to calls for the governments of other European Union member states to consider withdrawal. These developments, or the perception that any of them could occur, have had and may continue to have a material adverse effect on global economic conditions and the stability of global financial markets, and may significantly reduce global market liquidity and restrict the ability of key market participants to operate in certain financial markets. Any of these factors could depress economic activity and restrict our access to capital and negatively affect our customers, which could have a material adverse effect on our business, financial condition and results of operations and affect our strategy in the European market.

New regulations or standards or changes in existing regulations or standards in the United States or internationally related to our end-customer’s products may result in unanticipated costs or liabilities, which could have a material adverse effect on our business, operating results and future sales, and could place additional burdens on the operations of our business.

Our end-customers’ products are subject to governmental regulations in many jurisdictions. To achieve and maintain market acceptance, our end-customers’ products must continue to comply with these regulations and many industry standards. In the United States, our end-customers’ products must comply with various regulations defined by the Federal Communications Commission, Underwriters Laboratories and others. Our end-customers must also comply with similar international regulations.

As these regulations and standards evolve, and if new regulations or standards are implemented, our end-customers may have to modify their products. The failure of their products to comply, or delays in compliance, with the existing and evolving industry regulations and standards could prevent or delay introduction of our antennas used in their products, which could harm our business. End-customer uncertainty regarding future policies may also affect demand for communications products, including our products. Moreover, channel partners or customers may require us, or we may otherwise deem it necessary or advisable, to alter our products to address actual or anticipated changes in the regulatory environment. Our inability to alter our products to address these requirements and any regulatory changes may have a material adverse effect on our business, operating results and financial condition.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws.

We operate in several foreign countries. The U.S. Foreign Corrupt Practices Act and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. Practices in the local business communities of many countries outside the United States have a level of government corruption that is greater than that found in the developed world. Our policies mandate compliance with these anti-bribery laws and we have established policies and procedures designed to monitor compliance with these anti-bribery law requirements; however, we cannot assure that our policies and procedures will protect us from potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could suffer from criminal or civil penalties or other sanctions that could have a material adverse effect on our business.

Risks Related to Our Common Stock and this Offering

The price of our common stock may be volatile, and you could lose all or part of your investment.

The trading price of our common stock following this offering may fluctuate substantially and may be higher or lower than the initial public offering price. This may be especially true for companies with a small public float. The trading price of our common stock following this offering will depend on several factors, including those described in this “Risk Factors” section, many of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock since you might be unable to sell your shares at or above the price you paid in this offering. Factors that could cause fluctuations in the trading price of our common stock include :

•	price and volume fluctuations in the overall stock market from time to time;

•	volatility in the market prices and trading volumes of technology stocks;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	sales of shares of our common stock by us or our stockholders;

•	failure of financial analysts to maintain coverage of us, changes in financial estimates by any analysts who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public, any changes in those projections or our failure to meet those projections;

•	announcements by us or our competitors of new products or new or terminated significant contracts, commercial relationships or capital commitments;

•	the public’s reaction to our press releases, other public announcements and filings with the SEC;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our operating results or fluctuations in our operating results;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	any major change in our management;

•	general economic conditions and slow or negative growth of our markets; and

•	other events or factors, including those resulting from war, incidents of terrorism or responses to these events.

In addition, the stock market in general, and the market for technology companies in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Broad market and industry factors, as well as general economic, political and market conditions such as recessions or interest rate changes, may seriously affect the market price of our common stock, regardless of our actual operating performance. These fluctuations may be even more pronounced in the trading market for our stock shortly following this offering. If the market price of our common stock after this offering does not exceed the initial public offering price, you may not realize any return on your investment in us and may lose some or all of your investment.

In addition, in the past, following periods of volatility in the overall market and the market prices of particular companies’ securities, securities class action litigations have often been instituted against these companies. Litigation of this type, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources. Any adverse determination in any such litigation or any amounts paid to settle any such actual or threatened litigation could require that we make significant payments.

Our directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, executive officers and significant stockholders will continue to have substantial control over us after this offering and could delay or prevent a change in corporate control. After this offering, our directors, executive officers and holders of more than 5% of our common stock, together with their affiliates, will beneficially own, in the aggregate, approximately 47% of our outstanding common stock, based on the number of shares outstanding as of June 30, 2016. As a result, these stockholders, acting together, would have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of directors and any merger, consolidation or sale of all or substantially all of our assets. In addition, these stockholders, acting together, would have the ability to control the management and affairs of our company. Accordingly, this concentration of ownership might adversely affect the market price of our common stock by:

•	delaying, deferring or preventing a change in control of the company;

•	impeding a merger, consolidation, takeover, or other business combination involving us; or

•	discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of the company.

If securities or industry analysts issue an adverse opinion regarding our stock or do not publish research or reports about our company, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that equity research analysts publish about us and our business. Currently, we do not have any analyst coverage and we may not obtain analyst coverage in the future. If we obtain analyst coverage, we would have no control over such analysts or the content and opinions in their reports. Securities analysts may elect not to provide research coverage of our company after the closing of this offering, and such lack of research coverage may adversely affect the market price of our common stock. The price of our common stock could also decline if one or more equity research analysts downgrade our common stock or if those analysts issue other unfavorable commentary or cease publishing reports about us or our business. If one or more equity research analysts cease coverage of our company, we could lose visibility in the market, which in turn could cause our stock price to decline.

Substantial future sales of shares of our common stock could cause the market price of our common stock to decline.

The market price of shares of our common stock could decline as a result of substantial sales of our common stock, particularly sales by our directors, executive officers and significant stockholders, a large number of shares of our common stock becoming available for sale or the perception in the market that holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding 7,237,615 shares of our common stock, based on the number of shares outstanding as of March 31, 2016. This includes the shares included in this offering, which may be resold in the public market immediately without restriction, unless purchased by our affiliates or existing stockholders. The remaining 5,737,615 shares are currently restricted as a result of lock-up agreements but will be able to be sold in the near future as set forth below.

Moreover, after this offering, the holders of 5,071,773 shares of our common stock, based on the number of shares outstanding as of March 31, 2016, will have rights, subject to some conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our stockholders. Substantially all of these shares are subject to lock-up agreements restricting their sale for 180 days after the date of this prospectus. We also intend to register shares of common stock that we may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to volume limitations applicable to affiliates and the lock-up agreements described in “Plan of Distribution.” Northland Capital Markets may, in its sole discretion, permit our officers, directors, employees, and current stockholders who are subject to the 180-day contractual lock-up to sell shares prior to the expiration of the lock-up agreements.

Our management will have discretion in the use of the net proceeds from this offering and may not use them in a way which increases the value of your investment.

We currently intend to use the net proceeds of the offering for working capital and general corporate purposes, including sales and marketing activities, product development, and capital expenditures, and we may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses that complement our business, although we have no present commitments or agreements to enter into any acquisitions or investments. However, our management will have considerable discretion in the application of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of those proceeds. Our management may spend the proceeds in ways that do not improve our operating results or enhance the value of our common stock, and you will not have the opportunity to influence management’s decisions on how to use the proceeds from this offering. Our failure to apply these funds effectively could have a material adverse effect on our business and cause the price of our common stock to decline.

Purchasers in this offering will experience immediate and substantial dilution in the book value of their investment.

The initial public offering price of our common stock is substantially higher than the net tangible book value per share of our common stock immediately after this offering. Therefore, if you purchase our common stock in this offering, you will incur an immediate dilution of $6.67 in net tangible book value per share from the price you paid, based on the initial public offering price of $8.00 per share. In addition, new investors who purchase shares in this offering will contribute approximately 28% of the total amount of equity capital raised by us through the date of this offering, but will only own approximately 21% of the outstanding equity capital. The exercise of outstanding options and warrants will result in further dilution. In addition, if we raise additional funds by issuing equity securities, our stockholders may experience further dilution. For a detailed description of the dilution that you will experience immediately after this offering, see “Dilution.”

Anti-takeover provisions in our charter documents and under Delaware law could make an acquisition of us, which may be beneficial to our stockholders, more difficult and may prevent attempts by our stockholders to replace or remove our current management and limit the market price of our common stock.

Provisions in our certificate of incorporation and amended and restated bylaws, which will become effective upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. Some of these provisions:

•	authorize our board of directors to issue, without further action by the stockholders, up to 10,000,000 shares of undesignated preferred stock and up to 200,000,000 shares of authorized common stock;

•	require that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;

•	specify that special meetings of our stockholders can be called only by our board of directors, the Chairman, the Chief Executive Officer or the President;

•	establish an advance notice procedure for stockholder approvals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors;

•	establish that our board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered terms;

•	provide that our directors may be removed only for cause; and

•	provide that vacancies on our board of directors may, except as otherwise required by law, be filled only by a majority of directors then in office, even if less than a quorum.

In addition, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law, which limits the ability of stockholders owning in excess of 15% of our outstanding voting stock to merge or combine with us. Furthermore, our certificate of incorporation that will go into effect prior to the closing of this offering specifies that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for most legal actions involving actions brought against us by stockholders. We believe this provision benefits us by providing increased consistency in the application of Delaware law by chancellors particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums and protection against the burdens of multi-forum litigation. However, the provision may have the effect of discouraging lawsuits against our directors and officers. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with any applicable action brought against us, a court could find the choice of forum provisions contained in our certificate of incorporation to be inapplicable or unenforceable in such action.

These anti-takeover provisions and other provisions in our certificate of incorporation and amended and restated bylaws that will go into effect prior to the closing of this offering could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by the then-current board of directors and could also delay or impede a merger, tender offer or proxy contest involving our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing or cause us to take other corporate actions you desire. Any delay or prevention of a change of control transaction or changes in our board of directors could cause the market price of our common stock to decline.

We have never paid cash dividends on our capital stock, and we do not anticipate paying cash dividends in the foreseeable future.

We have never declared or paid any cash dividends on our common stock and do not intend to pay any cash dividends in the foreseeable future. In addition, our loan and security agreement with Silicon Valley Bank restricts our ability to pay cash dividends on our common stock without the prior written consent of Silicon Valley Bank, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. We currently intend to retain any future earnings to fund the growth of our business. Any determination to pay dividends in the future will be at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation, if any, of our common stock will be the sole source of gain for the foreseeable future.

If an active, liquid trading market for our common stock does not develop, you may not be able to sell your shares quickly or at or above the initial offering price.

There has not been a public market for our common stock. An active and liquid trading market for our common stock may not develop or be sustained following this offering. Given the small size of our initial public offering, it may take some time for an active market to develop. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. You may not be able to sell your shares quickly or at or above the initial offering price. The initial public offering price was determined by negotiations with the representatives of the underwriters. This price may not be indicative of the price at which our common stock will trade after this offering, and our common stock could trade below the initial public offering price.

Our inability to raise additional capital on acceptable terms in the future may limit our ability to develop and commercialize new solutions and technologies and expand our operations.

If our available cash balances, net proceeds from this offering and anticipated cash flow from operations are insufficient to satisfy our liquidity requirements, including because of lower demand for our products as a result of other risks described in this “Risk Factors” section, we may seek to raise additional capital through equity offerings, debt financings, collaborations or licensing arrangements. We may also consider raising additional capital in the future to expand our business, pursue strategic investments, take advantage of financing opportunities, or other reasons.

Additional funding may not be available to us on acceptable terms, or at all. If we raise funds by issuing equity securities, dilution to our stockholders could result. Any equity securities issued also may provide for rights, preferences or privileges senior to those of holders of our common stock. The terms of debt securities issued or borrowings could impose significant restrictions on our operations. The incurrence of indebtedness or the issuance of certain equity securities could result in increased fixed payment obligations and could also result in restrictive covenants, such as limitations on our ability to incur additional debt or issue additional equity, limitations on our ability to acquire or license intellectual property rights, and other operating restrictions that could adversely affect our ability to conduct our business. In addition, the issuance of additional equity securities by us, or the possibility of such issuance, may cause the market price of our common stock to decline. If we do not have, or are not able to obtain, sufficient funds, we may have to delay development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. If we raise additional funds through collaboration and licensing arrangements with third parties, it may be necessary to relinquish some rights to our technologies or our products, or to grant licenses on terms that are not favorable to us. If we are unable to raise adequate funds, we may have to liquidate some or all of our assets, or delay, reduce the scope of or eliminate some or all of our development programs. We also may have to reduce marketing, customer support or other resources devoted to our products or cease operations. Any of these actions could harm our business, operating results and financial condition.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company” as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may choose to take advantage of certain exemptions from various reporting requirements applicable to other public companies but not to emerging growth companies, which includes, among other things:

•	exemption from the auditor attestation requirements under Section 404 of the Sarbanes-Oxley Act of 2002;

•	reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements;

•	exemption from the requirements of holding non-binding stockholder votes on executive compensation arrangements; and

•	exemption from any rules requiring mandatory audit firm rotation and auditor discussion and analysis and, unless the SEC otherwise determines, any future audit rules that may be adopted by the Public Company Accounting Oversight Board.

We could be an emerging growth company until the last day of the fiscal year following the fifth anniversary after our initial public offering, or until the earliest of (i) the last day of the fiscal year in which we have annual gross revenue of $1 billion or more, (ii) the date on which we have, during the previous three year period, issued more than $1 billion in non-convertible debt or (iii) the date on which we are deemed to be a large accelerated filer under the federal securities laws. We will qualify as a large accelerated filer as of the first day of the first fiscal year after we have (i) more than $700 million in outstanding common equity held by our non-affiliates and (ii) been public for at least 12 months. The value of our outstanding common equity will be measured each year on the last day of our second fiscal quarter.

We cannot predict if investors will find our common stock less attractive if we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to comply with the laws and regulations affecting public companies, particularly after we are no longer an emerging growth company.

We have never operated as a public company. As a public company, particularly after we cease to qualify as an emerging growth company, we will incur significant legal, accounting and other expenses that we did not incur as a private company, including costs associated with public company reporting and corporate governance requirements, to comply with the rules and regulations imposed by the Sarbanes-Oxley Act and the Dodd-Frank Act, as well as rules implemented by the SEC and NASDAQ. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives and our legal and accounting compliance costs will increase. It is likely that we will need to hire additional staff in the areas of investor relations, legal and accounting to operate as a public company. We also expect these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified individuals to serve on our board of directors or as executive officers. We are evaluating and monitoring developments regarding these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.

For example, the Sarbanes-Oxley Act requires, among other things, that we maintain effective internal controls over financial reporting and disclosure controls and procedures. In particular, as a public company, we will be required to perform system and process evaluations and testing of our internal control over financial reporting to allow management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. As described above, as an emerging growth company, we will not need to comply with the auditor attestation provisions of Section 404 for several years. Our testing, or the subsequent testing by our independent registered public accounting firm, may reveal deficiencies in our internal control over financial reporting that are deemed to be material weaknesses. Our compliance with Section 404 will require that we incur substantial accounting expense and management time on compliance-related issues. Moreover, if we are not able to comply with the requirements of Section 404 in a timely manner, or if we or our independent registered public accounting firm identify deficiencies in our internal control over financial reporting that are deemed to be material weaknesses, we could lose investor confidence in the accuracy and completeness of our financial reports, which could cause our stock price to decline.

When the available exemptions under the JOBS Act, as described above, cease to apply, we expect to incur additional expenses and devote increased management effort toward ensuring compliance with them. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements, other than statements of historical fact, contained in this prospectus, including statements regarding our future operating results, financial position and cash flows, our business strategy and plans and our objectives for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terms such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “plan,” “target,” “project,” “contemplate,” “predict,” “potential,” “would,” “could,” “should,” “intend” and “expect” or the negative of these terms or other similar expressions.

We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, operating results, business strategy, short-term and long-term business operations and objectives. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties and assumptions, including those described under sections in this prospectus entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risk factors and uncertainties may emerge from time to time. It is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assume responsibility for the accuracy and completeness of the forward-looking statements. Except as required by applicable law, we undertake no obligation to update publicly or revise any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, whether as a result of any new information, future events, changed circumstances or otherwise.

This prospectus contains estimates and statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information, and you are cautioned not to give undue weight to such estimates. Although we believe the publications are reliable, we have not independently verified their data. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from the sale of the common stock that we are offering will be approximately $9.8 million (or $11.5 million if the underwriters exercise their over-allotment option to purchase additional shares in full), based on the initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to obtain additional capital to support our operations, to create a public market for our common stock and to facilitate our future access to the public equity markets. We currently intend to use the net proceeds we receive from this offering for working capital and general corporate purposes, including sales and marketing activities, product development and capital expenditures. We may also use a portion of the net proceeds for the acquisition of, or investment in, technologies, solutions or businesses. However, we have no present commitments or agreements to enter into any acquisitions or investments. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government.

The amounts and timing of our actual expenditure, including expenditure related to sales and marketing and product development will depend on numerous factors, including the status of our product development efforts, our sales and marketing activities, expansion internationally, the amount of cash generated or used by our operations, competitive pressures and other factors described under “Risk Factors” in this prospectus. We therefore cannot estimate the amount of net proceeds to be used for the purposes described above. As a result, we may find it necessary or advisable to use the net proceeds for other purposes. Our management will have broad discretion in the application of the net proceeds, and investors will be relying on our judgment regarding the application of the net proceeds from this offering.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Our loan and security agreement with Silicon Valley Bank restricts our ability to pay cash dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that will restrict our ability to declare or pay cash dividends on our common stock. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and capitalization as of March 31, 2016 on:

•	an actual basis;

•	a pro forma basis to reflect (1) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock prior to the closing of this offering, (2) the issuance of 1,863,897 shares of common stock to the holders of Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of March 31, 2016, (3) the issuance of 127,143 shares of common stock to the holders of 2011 Warrants as a result of the net exercise of the 2011 Warrants in May 2016, and (4) our reincorporation in Delaware and filing of our Delaware certificate of incorporation prior to the closing of this offering; and

•	a pro forma as adjusted basis to additionally reflect our receipt of the net proceeds from our sale of 1,500,000 shares of common stock in this offering at the initial public offering price of $8.00 per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this table together with “Selected Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and the related notes appearing elsewhere in this prospectus.

	As of March 31, 2016
	Actual	Pro Forma	Pro Forma As Adjusted
Cash	$4,037,358	$4,037,358	$13,837,358

Preferred stock warrant liability	630,670	—	—
Long-term notes payable	2,333,333	2,333,333	2,333,333
Preferred stock, no par value, 45,454,833 shares authorized, 29,515,876 shares issued and outstanding, actual, $0.0001 par value, 10,000,000 shares authorized and no shares issued or outstanding, pro forma and pro forma as adjusted	49,608,659	—	—
Common stock, no par value, 80,000,000 shares authorized, 665,842 shares issued and outstanding, actual; $0.0001 par value and 200,000,000 shares authorized, pro forma and pro forma as adjusted; 5,737,615 shares issued and outstanding, pro forma; 7,237,615 shares issued and outstanding, pro forma as adjusted	1,094,375	51,333,704	61,133,704
Additional paid-in capital	—	—	—
Accumulated deficit	(46,840,905)	(46,840,905)	(46,840,905)
Total stockholders’ (deficit) equity	(39,777,981)	4,492,799	14,292,799
Total capitalization	$3,862,129	$4,492,799	$14,292,799

The number of shares in the table above excludes:

•	754,192 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016, at a weighted average exercise price of $2.10 per share, and 339,315 shares of common stock issuable upon the exercise of stock options issued after March 31, 2016, at an exercise price of $1.90 per share;

•

81,995 shares of our common stock issuable to the holders of our Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of dividends accruing from April 1, 2016 to the conversion in connection with the closing of this offering, assuming the closing occurs on August 17, 2016;

•	824,523 unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 321,313 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2016 and an additional 103,210 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan after March 31, 2016, which shares will be added to the shares to be reserved under our 2016 Incentive Award Plan, 300,000 shares of common stock to be reserved for future issuance under our 2016 Incentive Award Plan, which became effective in connection with this offering, and 100,000 shares of common stock to be reserved for future issuance under our 2016 Employee Stock Purchase Plan, which became effective in connection with this offering, and such additional shares that become available under our 2016 Incentive Award Plan and 2016 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans”; and

•	45,000 shares of common stock issuable upon the exercise of warrants issued to Northland Capital Markets in connection with this offering, at an exercise price per share equal to 150% of the public offering price per share.

Preferred Stock Dividends

Each share of our Series A, D, E, F and G preferred stock is entitled to receive accrued dividends upon conversion of the preferred stock, which are payable, at the discretion of our board of directors, in cash or shares of our common stock calculated by dividing the aggregate accumulated accrued dividend amount by the original issue price and the applicable conversion price for such series of preferred stock. Our board of directors has determined to pay such accrued dividends in the form of shares of common stock. The aggregate number of shares of common stock issuable upon conversion of the Series A, D, E, F and G preferred stock that was outstanding as of March 31, 2016 is 1,863,897. An additional 81,995 shares of our common stock in the aggregate are issuable upon conversion to holders of our Series A, D, E, F and G convertible preferred stock in satisfaction of dividends accrued from April 1, 2016 to the conversion in connection with the closing of this offering, assuming the closing occurs on August 17, 2016.

DILUTION

If you invest in our common stock in this offering, your ownership interest will immediately be diluted to the extent of the difference between the amount per share paid by purchasers of shares of our common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering.

As of March 31, 2016, our historical net tangible book value was approximately $(50.4) million, or $(75.68) per share of our common stock. Historical net tangible book value per share represents the amount of our total tangible assets less our total liabilities and preferred stock, divided by the number of shares of our common stock outstanding as of March 31, 2016. As of March 31, 2016, our pro forma net tangible book value was approximately $(0.1) million, or $(0.03) per share of our common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities, divided by the number of shares of our common stock outstanding as of March 31, 2016, after giving effect to (1) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares our common stock prior to the closing of this offering, (2) the issuance of 1,863,897 shares of common stock to the holders of Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of March 31, 2016 and (3) the issuance of 127,143 shares of common stock to the holders of 2011 Warrants as a result of the net exercise of the 2011 Warrants in May 2016.

After giving further effect to our sale of 1,500,000 shares of our common stock in this offering at the initial public offering price of $8.00 per share, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2016 would have been approximately $9.7 million, or approximately $1.33 per share of our common stock. This represents an immediate increase in pro forma as adjusted net tangible book value of $1.36 per share to existing stockholders and an immediate dilution of $6.67 per share to new investors purchasing shares of our common stock in this offering. The following table illustrates this dilution:

Initial public offering price per share		$8.00
Historical net tangible book value per share as of March 31, 2016	$(75.68)
Pro forma increase per share attributable to the pro forma transactions described in the preceding paragraphs	75.65
Pro forma net tangible book value per share as of March 31, 2016	(0.03)
Pro forma increase per share attributable to new investors in this offering	1.36

Pro forma as adjusted net tangible book value per share after this offering		1.33

Dilution per share to new investors in this offering		$6.67

If the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full in this offering, the pro forma as adjusted net tangible book value after the offering would be $1.52 per share, the increase in pro forma net tangible book value per share to existing stockholders would be $1.55 per share and the dilution per share to new investors would be $6.48 per share, in each case based on the initial public offering price of $8.00 per share.

The following table summarizes, on the pro forma as adjusted basis described above, as of March 31, 2016, the total number of shares of common stock purchased from us, the total consideration paid to us, and the average price per share paid to us by existing stockholders and by new investors purchasing shares in this offering at the initial public offering price of $8.00 per share, before deducting the underwriting discounts and commissions and estimated offering expenses payable by us:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing stockholders	5,737,615	79%	$31,083,026	72%	$5.42
New investors	1,500,000	21	12,000,000	28	8.00

Total	7,237,615	100%	$43,083,026	100%	$5.95

The foregoing table and discussion excludes:

•	754,192 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2016, at a weighted average exercise price of $2.10 per share, and 339,315 shares of common stock issuable upon the exercise of stock options issued after March 31, 2016, at an exercise price of $1.90 per share;

•	81,995 shares of our common stock issuable to the holders of our Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of dividends accruing from April 1, 2016 to the conversion in connection with the closing of this offering, assuming the closing occurs on August 17, 2016;

•	824,523 unallocated shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of 321,313 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan as of March 31, 2016 and an additional 103,210 shares of common stock reserved for future issuance under our 2013 Equity Incentive Plan after March 31, 2016, which shares will be added to the shares to be reserved under our 2016 Incentive Award Plan, 300,000 shares of common stock to be reserved for future issuance under our 2016 Incentive Award Plan, which became effective in connection with this offering, and 100,000 shares of common stock to be reserved for future issuance under our 2016 Employee Stock Purchase Plan, which became effective in connection with this offering, and such additional shares that become available under our 2016 Incentive Award Plan and 2016 Employee Stock Purchase Plan pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Incentive Award Plans”; and

•	45,000 shares of common stock issuable upon the exercise of warrants issued to Northland Capital Markets in connection with this offering, at an exercise price per share equal to 150% of the public offering price per share.

If the underwriters exercise their over-allotment option to purchase additional shares of our common stock in full the percentage of shares of common stock held by existing stockholders will decrease to approximately 77% of the total number of shares of our common stock outstanding after this offering, and the number of shares held by new investors will increase to 1,725,000, or approximately 23% of the total number of shares of our common stock outstanding after this offering.

To the extent that any of the outstanding options to purchase shares of our common stock are exercised, new investors may experience further dilution. In addition, we may issue additional shares of common stock, other equity securities or convertible debt securities in the future, which may cause further dilution to new investors in this offering.

SELECTED FINANCIAL DATA

The following tables set forth our selected financial data as of, and for the periods ended on, the dates indicated. We have derived the statements of operations data for the years ended December 31, 2014 and 2015 and the balance sheet data as of December 31, 2014 and 2015 from our audited financial statements included elsewhere in this prospectus. The statements of operations data for the three months ended March 31, 2015 and 2016 and the balance sheet data as of March 31, 2016 have been derived from our unaudited financial statements included elsewhere in this prospectus and have been prepared on the same basis as the audited financial statements. In the opinion of the management, the unaudited data reflects all adjustments, consisting of normal and recurring adjustments, necessary for a fair presentation of results as of and for these periods. You should read this data together with our financial statements and related notes included elsewhere in this prospectus and the section in this prospectus entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results for any prior period are not indicative of our future results, and our results for the three months ended March 31, 2016 may not be indicative of our results for the year ending December 31, 2016.

	Year Ended		Three Months Ended
	December 31, 2014	December 31, 2015	March 31, 2015	March 31, 2016
			(unaudited)
Statement of Operations Data:
Sales	$25,509,572	$27,793,073	$5,732,733	$8,512,305
Cost of goods sold	14,132,357	16,148,163	3,250,038	4,834,681

Gross profit	11,377,215	11,644,910	2,482,695	3,677,624

Operating expenses:
Research and development	3,311,337	4,257,400	966,097	1,321,686
Sales and marketing	3,516,095	4,035,591	962,601	1,241,104
General and administrative	2,972,257	3,453,288	836,611	998,040
IPO cost	726,926	229,332	—	—

Total operating expenses	10,526,615	11,975,611	2,765,309	3,560,830

Income (loss) from operations	850,600	(330,701)	(282,614)	116,794
Interest and other income	(2,743,871)	(60,981)	(233,625)	(26,359)

Income (loss) before income taxes	3,594,471	(269,720)	(48,989)	143,153
Provision for income taxes	6,171	622	8,511	4,000

Net income (loss)	$3,588,300	$(270,342)	$(57,500)	$139,153

Net income (loss) per share(1):
Basic	$2.08	$(4.17)	$(1.05)	$(0.70)

Diluted	$(2.86)	$(4.30)	$(1.44)	$(0.82)

Weighted average shares used in calculating income (loss) per share(1)
Basic	555,805	651,593	625,282	665,842

Diluted	555,805	651,593	625,282	665,842

Pro forma net loss per share (unaudited)(1)
Basic		$(0.03)		$0.04

Diluted		$(0.03)		$0.04

Pro forma weighted average shares used in calculating income (loss) per share(1):
Basic		5,559,287		5,633,904

Diluted		5,559,287		5,633,904

(1)	See Note 1 to our financial statements included elsewhere in this prospectus for an explanation of the method used to calculate the historical and pro forma net loss per share, basic and diluted, and the number of shares used in the computation of the per share amounts.

	As of December 31,		As of March 31,
	2014	2015	2016
			(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$3,590,745	$5,335,913	$4,037,358
Working capital	3,412,690	1,802,826	1,682,406
Total assets	8,733,058	15,260,414	13,584,819

Preferred stock warrant liability	809,974	709,504	630,670
Long-term notes payable	346,873	2,721,865	2,333,333
Preferred redeemable convertible stock	40,724,356	43,106,906	43,640,110
Preferred convertible stock	5,968,549	5,968,549	5,968,549

Additional paid-in capital	—	—	—
Accumulated deficit	(44,389,408)	(46,475,746)	(46,840,905)
Total stockholders’ deficit	(37,670,138)	(39,412,822)	(39,777,981)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and operating results together with our financial statements and related notes included elsewhere in this prospectus. This discussion and analysis and other parts of this prospectus contain forward-looking statements based upon current beliefs, plans and expectations that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this prospectus. The last day of our fiscal year is December 31. Our fiscal quarters end on March 31, June 30, September 30, and December 31, and our current fiscal year will end on December 31, 2016.

Overview

Airgain is a leading provider of embedded antenna technologies used to enable high performance wireless networking across a broad range of home, enterprise, and industrial devices. Our innovative antenna systems open up exciting new possibilities in wireless services requiring high speed throughput, broad coverage footprint, and carrier grade quality. Our antennas are found in devices deployed in carrier, enterprise, and residential wireless networks and systems, including set top boxes, access points, routers, gateways, media adapters, and digital televisions. Through our pedigree in the design, integration, and testing of high performance embedded antenna technology, we have become a leading provider to the residential wireless local area networking, also known as WLAN or Wi-Fi, antenna market, supplying to leading carriers, Original Equipment Manufacturers, or OEMs, Original Design Manufacturers, or ODMs, and system designers who depend on us to achieve their wireless performance goals. We also develop embedded antenna technology for adjacent markets, including enterprise Wi-Fi systems for on premises and cloud-based services, and for small cellular applications such as Pico and Femto Cells using Long-Term Evolution, or LTE, and Digital Enhanced Cordless Telecommunications, or DECT, and high-performance designs for the in-building wireless market.

We shipped approximately 87 million antenna products worldwide in 2015 used in approximately 34 million devices. Our products are found in a broad range of devices that generally enable Wi-Fi connectivity for data and video coverage. We sell our products to OEMs and ODMs. These companies compete based on product performance, product features, price, and other factors. While our products are found in devices manufactured by global OEMs and ODMs, the products end up primarily in the end-user devices that are deployed in carrier, enterprise, and residential wireless networks, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our global sales force works with telecommunications and broadband carriers and retail-focused customers who seek high performance, reliable wireless solutions. By working with these end-user carriers and retail-focused customers, we seek to have service providers influence OEMs and ODMs to specify our antennas for the products they provide to their end-user customers. Our direct sales team works directly with customers, and also works with indirect channel partners who pursue sales opportunities that are based in the United States, Europe, and Asia.

Our sales cycle can be short or lengthy depending upon the specific situation; however, the majority of our revenues are derived from device designs with life-cycles of over 12 months. For some recurring customers, we are able to commence volume production of equipment that incorporates our products in less than one calendar quarter. In situations where we are selling to a new customer, it may take 12 to 18 months from initial meeting to achieve a design win. Competition generally lengthens the sales process, but our past performance and ability to provide high throughput, highly reliable antenna solutions can shorten the process. We intend to continue investing for long-term growth. We have invested and expect to continue to invest heavily in our product development efforts to address customer needs, and enable solutions that can address new end markets, such as alternative wireless connectivity technologies. In addition, we expect to continue to expand our sales force and engineering organizations and to make additional capital expenditures to further penetrate markets both in the United States and internationally, and to continue to expand our research and development for new product offerings and technology solutions.

Although our sales cycle can be lengthy depending on the specific situation, the majority of our revenues are derived from device designs with life-cycles of over a year. In 2015, 80% of our revenues were from devices in the marketplace for over two years and 11% for devices in the marketplace for one to two years.

We believe demand is growing rapidly for our antenna solutions and there is a significant market opportunity. As the ability to provide mobile internet access has grown, our solutions and expertise have become more important to prospects and customers. As a passive component, embedded antennas can be viewed as a commodity. However, our design, engineering, and research show that antenna selection, placement, and testing can have significant improvements in device performance. We believe that we are chosen when performance is a more significant factor than price, and our distinctive focus on superior designs that provide increased range and throughput has allowed us to build a leadership position in the in-home WLAN antenna market.

Our sales increased 9% last year, from $25.5 million for 2014 to $27.8 million for 2015. Sales have increased each year since 2011, from $10.0 million in 2011 to $18.2 million in 2012, $25.4 million in 2013, $25.5 million in 2014, and $27.8 million in 2015. However, our historical sales growth has been somewhat inconsistent and should not be considered indicative of our future performance. Our net loss has decreased from net losses of $5.1 million in 2011 and $1.1 million in 2012 to net income of $0.2 million in 2013 and $3.6 million in 2014 to a net loss of $0.3 million in 2015. For the three months ended March 31, 2016, our net income was $0.1 million.

Factors Affecting Our Operating Results

We believe that our performance and future success depend upon several factors, including the average selling price of our products per device, the number of antennas per device, manufacturing costs, investments in our growth, and our ability to diversify the number of devices that incorporate our antenna products. Our customers are extremely price conscious, and our operating results are affected by pricing pressure which may force us to lower prices below our established list prices. In addition, a few end customer devices which incorporate our antenna products comprise a significant amount of our sales, and the discontinuation or modification of such devices may materially and adversely affect our sales and results of operations. For example, in August 2014, a device which accounted for $1.8 million of our sales in the three months ended March 31, 2015 reached the end of its lifecycle and was discontinued. We have seen our average selling price per device decrease 0.8% in the three months ended March 31, 2016 compared to the three months ended March 31, 2015 while we have seen the number of devices increase 49.9% and number of antennas per device increase 21.5%. Our ability to maintain or increase our sales depends on new and existing end customers selecting our antenna solutions for their devices and depends on investments in our growth to address customer needs, target new end markets, develop our product offerings and technology solutions and expand internationally. While each of these areas presents significant opportunities for us, they also pose significant risks and challenges we must successfully address. See the section entitled “Risk Factors.”

Key Components of Our Results of Operations and Financial Condition

Sales

We primarily generate revenue from the sales of our products. As discussed further in “—Critical Accounting Policies and Estimates—Revenue Recognition” below, we recognize revenue when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured. We generally recognize sales at the time of shipment to our customers, provided that all other revenue recognition criteria have been met. Although currently insignificant, we may also generate service revenue derived from agreements to provide design, engineering, and testing to a customer.

Cost of Goods Sold

The cost of goods sold reflects the cost of producing antenna products that are shipped for our customers’ devices. This primarily includes manufacturing costs of our products payable to our third-party contract manufacturers. The cost of goods sold that we generate from services provided to customers primarily includes personnel costs.

Operating Expenses

Our operating expenses are classified into three categories: research and development, sales and marketing, and general and administrative. For each category, the largest component is personnel costs, which includes salaries, employee benefit costs, bonuses, and stock-based compensation. Operating expenses also include allocated overhead costs for depreciation of equipment, facilities and information technology. Allocated costs for facilities consist of leasehold improvements and rent. Operating expenses are generally recognized as incurred.

Research and development. Research and development expenses primarily consist of personnel and facility-related costs attributable to our engineering research and development personnel. These expenses include work related to the design, engineering and testing of antenna designs, and antenna integration, validation and testing of customer devices. These expenses include salaries, including stock-based compensation, benefits, bonuses, travel, communications, and similar costs, and depreciation and allocated operating expenses such as office supplies, premises expenses, insurance and corporate legal expenses. We may also incur expenses from consultants and for prototyping new antenna solutions. We expect research and development expense to increase in absolute dollars as we increase our research and development headcount to further strengthen and enhance our antenna design and integration capabilities and invest in the development of new solutions and markets, although our research and development expense may fluctuate as a percentage of total sales.

Sales and marketing. Sales and marketing expenses primarily consist of personnel and facility-related costs for our sales, marketing, and business development personnel, stock-based compensation and bonuses earned by our sales personnel, and commissions earned by our third-party sales representative firms. Sales and marketing expense also includes the costs of trade shows, marketing programs, promotional materials, demonstration equipment, travel, recruiting, and allocated costs for certain facilities. We expect sales and marketing expense to continue to increase in absolute dollars as we increase the size of our sales and marketing organizations in support of our investment in our growth opportunities, although our sales and marketing expense may fluctuate as a percentage of total sales.

General and administrative. General and administrative expenses primarily consist of personnel and facility-related costs for our executive, finance, and administrative personnel, including stock-based compensation, as well as legal, accounting, and other professional services fees, depreciation, and other corporate expenses. We have recently incurred, and expect to continue to incur, additional expenses as we grow our operations and prepare to operate as a public company, including higher legal, corporate insurance and accounting expenses, and the additional costs of achieving and maintaining regulatory compliance. We expect general and administrative expense to increase in absolute dollars due to additional legal fees and accounting, insurance, investor relations, and other costs associated with being a public company, as well as, due to costs associated with growing our business, although our general and administrative expense may fluctuate as a percentage of total sales.

Interest and Other Expense (Income)

Interest Expense. Interest expense consists of interest on our outstanding debt and amortization of loan fees.

Other Expense (income). Other expense consists primarily of the change in fair value of our convertible stock warrant liability. Preferred redeemable convertible stock warrants are classified as a liability on our balance sheets and their estimated fair value is re-measured at each balance sheet date using a combination of an option-pricing model and current value model under the probability-weighted return method, with the corresponding change recorded within other expense (income). In May 2016, the warrants were amended such that they became immediately exercisable into shares of our common stock. Concurrent with such amendment, the holders of the outstanding warrants elected to net exercise the warrants, and were granted an aggregate of 127,143 shares of our common stock. Following such net exercise, there will be no future re-measurement of the warrant liability.

Provision for Income Taxes

Provision for income taxes consists of federal and state income taxes. Because we have generated net losses in the past, we have established a full valuation allowance against all deferred tax assets including net operating loss carryforwards and research and development credits.

Results of Operations

The following tables set forth our operating results for the periods presented and as a percentage of our total sales for those periods. The period-to-period comparison of financial results is not necessarily indicative of financial results to be achieved in future periods.

	Year Ended		Three Months Ended
	December 31, 2014	December 31, 2015	March 31, 2015	March 31, 2016
Statement of Operations Data:
Sales	$25,509,572	$27,793,073	$5,732,733	$8,512,305
Cost of goods sold	14,132,357	16,148,163	3,250,038	4,834,681

Gross profit	11,377,215	11,644,910	2,482,695	3,677,624
Operating expenses:
Research and development	3,311,337	4,257,400	966,097	1,321,686
Sales and marketing	3,516,095	4,035,591	962,601	1,241,104
General and administrative	2,972,257	3,453,288	836,611	998,040
IPO cost	726,926	229,332	—	—

Total operating expenses	10,526,615	11,975,611	2,765,309	3,560,830

Income (loss) from operations	850,600	(330,701)	(282,614)	116,794
Interest and other income	(2,743,871)	(60,981)	(233,625)	(26,359)

Income (loss) before income taxes	3,594,471	(269,720)	(48,989)	143,153
Provision for income taxes	6,171	622	8,511	4,000

Net income (loss)	$3,588,300	$(270,342)	$(57,500)	$139,153

	Year Ended		Three Months Ended
	December 31, 2014	December 31, 2015	March 31, 2015	March 31, 2016
	(calculated as a percentage of associated sales)
Statement of Operations Data:
Sales	100.0%	100.0%	100.0%	100.0%
Cost of goods sold	55.4%	58.1%	56.7%	56.8%

Gross profit	44.6%	41.9%	43.3%	43.2%
Operating expenses:
Research and development	13.0%	15.3%	16.9%	15.5%
Sales and marketing	13.8%	14.5%	16.8%	14.6%
General and administrative	11.7%	12.4%	14.6%	11.7%
IPO cost	2.8%	0.8%	0.0%	0.0%

Total operating expenses	41.3%	43.1%	48.2%	41.8%

Income (loss) from operations	3.3%	(1.2%)	(4.9%)	1.4%
Interest and other income	(10.8%)	(0.2%)	(4.1%)	(0.3%)

Income (loss) before income taxes	14.1%	(1.0%)	(0.9%)	1.7%
Provision for income taxes	0.0%	0.0%	0.1%	0.0%

Net income (loss)	14.1%	(1.0%)	(1.0%)	1.6%

Non-GAAP Financial Results

We believe that the use of Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, or Adjusted EBITDA, is helpful for an investor to determine whether to invest in our common stock. In computing Adjusted EBITDA, we also exclude stock-based compensation expense, which represents non-cash charges for the fair value of stock options and other non-cash awards granted to employees. Adjusted EBITDA is not a measurement of financial performance under generally accepted accounting principles in the United States, or GAAP. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company’s non-cash operating expenses, we believe that providing a non-GAAP financial measure that excludes non-cash expense allows for meaningful comparisons between our core business operating results and those of other companies, as well as providing us with an important tool for financial and operational decision making and for evaluating our own core business operating results over different periods of time.

Our Adjusted EBITDA measure may not provide information that is directly comparable to that provided by other companies in our industry, as other companies in our industry may calculate non-GAAP financial results differently, particularly related to non-recurring, unusual items. Our Adjusted EBITDA is not a measurement of financial performance under GAAP, and should not be considered as an alternative to operating income or as an indication of operating performance or any other measure of performance derived in accordance with GAAP. We do not consider Adjusted EBITDA to be a substitute for, or superior to, the information provided by GAAP financial results.

The following table reflects the reconciliation of GAAP net income (loss) to non-GAAP Adjusted EBITDA:

	Year Ended
	December 31, 2014	December 31, 2015
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$3,588,300	$(270,342)
Stock-based compensation expense	657,730	341,554
Depreciation and amortization	371,603	472,747
Non-recurring expenses(1)	910,451	732,028
Interest and other income	(2,743,871)	(60,981)
Provision for income taxes	6,171	622

Adjusted EBITDA	$2,790,384	$1,215,628

(1)	Non-recurring expenses for the year ended December 31, 2014 consists of $726,926 related to write-off of deferred IPO expenses, $140,450 related to Section 382 analysis, $25,000 related to strategic sales initiative and $18,075 of duplicate rental payments in connection with the move to our new corporate headquarters. Non-recurring expenses for the year ended December 31, 2015 consists of $266,282 related to the forgiveness of a loan, $236,414 for taxes arising from the forgiveness of the loan and $229,332 related to IPO expenses.

	Three Months Ended
	March 31, 2015	March 31, 2016
Reconciliation of Net Income (Loss) to Adjusted EBITDA
Net income (loss)	$(57,500)	$139,153
Stock-based compensation expense	150,571	28,893
Depreciation and amortization	113,263	208,778
Non-recurring expenses	—	—
Interest and other income	(233,625)	(26,359)
Provision for income taxes	8,511	4,000

Adjusted EBITDA	$(18,780)	$354,465

Comparison of the Three Months Ended March 31, 2016 and 2015

Sales

Total sales increased by $2.8 million, or 48.5%, to $8.5 million for the three months ended March 31, 2016 compared to $5.7 million for the three months ended March 31, 2015, primarily due to a $2.8 million increase in product sales, of which $1.0 million were associated with sales of products acquired in connection with the acquisition of certain North American assets from Skycross, Inc. in December 2015. Total devices increased 49.9% from 7.0 million for the three months ended March 31, 2015 to 10.5 million for the three months ended March 31, 2016, primarily due to increase in average number of antennas per device from 2.44 in the three months ended March 31, 2015 to an average of 2.96 antennas per device in the three months ended March 31, 2016. Additionally, an increase in overall demand in the in-home wireless set-top box market and carrier gateways and routers and the incorporation of our antennas in new devices offset products reaching the end of their lifecycle, contributed to the increase in sales. The average selling price per device decreased 1% from $0.81 for the three months ended March 31, 2015 to $0.80 for the three months ended March 31, 2016.

Cost of Goods Sold

Cost of goods sold increased by $1.6 million, or 48.8%, to $4.8 million for the three months ended March 31, 2016 compared with $3.3 million for the three months ended March 31, 2015, primarily due an increase in product sales.

Gross Profit

Gross profit as a percentage of sales, for the three months ended March 31, 2016 decreased by 0.1% to 43.2% for the three months ended March 31, 2016 compared to 43.3% for the three months ended March 31, 2015, primarily as a result of lower selling price per device.

Operating Expenses

Research and Development

Research and development expense increased by $0.4 million, or 36.8%, to $1.3 million for the three months ended March 31, 2016 compared with $1.0 million for the three months ended March 31, 2015 primarily due to a $0.3 million increase in personnel expenses associated with headcount increases and an increase in premises expenses.

Sales and Marketing

Sales and marketing expense increased by $0.3 million, or 28.9%, to $1.2 million for the three months ended March 31, 2016 compared with $1.0 million for the three months ended March 31, 2015, primarily due to an increase in personnel expenses associated with headcount increases and an increase in bonus expense in addition to $0.1 million in increased travel and entertainment expenses.

General and Administrative

General and administrative expense increased by $0.2 million, or 19.3%, to $1.0 million for the three months ended March 31, 2016 compared with $0.8 million for the three months ended March 31, 2015, primarily due to an increase in personnel expenses associated with headcount increases and an increase in amortization expense associated with the intangible assets acquired from Skycross in December 2015.

Other Expense (Income)

Other income was less than $0.1 million for the three months ended March 31, 2016 compared with $0.2 million for the three months ended March 31, 2015. The net change in the warrant liability for the three months ended March 31, 2016 was $0.1 million compared to $0.2 million for the three months ended March 31, 2015. Interest expense increased to $0.1 million for the three months ended March 31, 2016 compared to $0.0 million for the three months ended March 31, 2015 primarily due to interest on $4.0 million term loan entered in to in December 2015.

Comparison of the Years Ended December 31, 2015 and 2014

Sales

Total sales increased by $2.3 million, or 9.0%, to $27.8 million for the year ended December 31, 2015 compared to $25.5 million for the year ended December 31, 2014. In August 2014, a device which accounted for $3.2 million of our sales during the year ended December 31, 2014 reached the end of its lifecycle and was discontinued. This loss was offset by increases in other product sales. Total devices increased 29.4% from 26.7 million for the year ended December 31, 2014 to 34.6 million for the year ended December 31, 2015, primarily due to increase in average number of antennas per device from 2.50 in the year ended December 31, 2014 to an average of 2.53 antennas per device in the year ended December 31, 2015. Furthermore, an increase in overall demand in the in-home wireless set-top box market and carrier gateways and routers and the incorporation of our antennas in new products offset by the loss of sales as a result of products reaching the end of their lifecycle contributed to the increase in sales year over year. The average selling price per device decreased 17.0% from $0.94 for the year ended December 31, 2014 to $0.78 for the year ended December 31, 2015.

Cost of Goods Sold

Cost of goods sold increased by $2.0 million, or 14.3%, to $16.1 million for the year ended December 31, 2015 compared with $14.1 million for the year ended December 31, 2014 primarily due to an increase in product sales.

Gross Profit

Gross profit as a percentage of sales, for the year ended December 31, 2015 decreased by 2.7% to 41.9% for the year ended December 31, 2015 compared to 44.6% for the year ended December 31, 2014, primarily as a decline in average selling price per device not being fully off-set by lowered production cost per device.

Operating Expenses

Research and Development

Research and development expense increased by $1.0 million, or 28.6%, to $4.3 million for the year ended December 31, 2015 compared with $3.3 million for the year ended December 31, 2014, primarily due to an increase of $0.7 million in personnel expenses associated with an increase in headcount, an increase of $0.1 million in rent expense, an increase of $0.1 million in patent fees and an increase of $0.1 million in depreciation expenses.

Sales and marketing

Sales and marketing expense increased by $0.5 million, or 14.8%, to $4.0 million for the year ended December 31, 2015 compared with $3.5 million for the year ended December 31, 2014, primarily due to an increase of $0.4 million in personnel expenses associated with headcount increases and an increase in bonus expense and $0.1 million in travel and entertainment expenses.

General and Administrative

General and administrative expense increased by $0.5 million, or 16.2%, to $3.5 million for the year ended December 31, 2015 compared with $3.0 million for the year ended December 31, 2014, primarily due to an increase of $0.4 million in personnel expenses associated with an increase in headcount and an increase in bonus expense and $0.1 million of costs related to the acquisition of the Skycross North American assets.

Other Expense (Income), net

The decrease in other income of $2.7 million from the year ended December 31, 2014 as compared to the year ended December 31, 2015 was primarily related to the decrease in the fair market value of our warrants.

Liquidity and Capital Resources

We had cash and cash equivalents of $4.0 million at March 31, 2016. Cash and cash equivalents consist of cash. We did not have any short-term or long-term investments.

Before 2013, we had incurred net losses in each year since our inception. As a result, we had an accumulated deficit of $46.8 million at March 31, 2016.

Since inception, we have primarily financed our operations and capital expenditures through private sales of preferred stock, convertible promissory notes and cash flows from our operations. We have raised an aggregate of $29.5 million in net proceeds from the issuance of our preferred stock and convertible promissory notes.

As of March 31, 2016, we had approximately $3.7 million outstanding under a term loan and approximately $0.3 million outstanding under a growth capital term loan pursuant to our amended and restated loan and security agreement with Silicon Valley Bank. In addition, under our amended and restated loan and security agreement with Silicon Valley Bank, we have a revolving line of credit for $3.0 million. As of March 31, 2016, there was no balance owed on the line of credit.

In December 2013, we amended our amended and restated loan and security agreement with Silicon Valley Bank to provide for growth capital term loans of $750,000. The growth capital term loan required interest only payments through June 30, 2014 at which time it was to be repaid in 32 equal monthly installments of interest and principal. The growth capital term loan matures on February 1, 2017, at which time all unpaid principal and accrued and unpaid interest is due. The growth capital term loan interest rate is 6.5%. We must maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the loan and security agreement of 1.00 to 1.00 or greater. The line of credit is available as long as we maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the loan and security agreement of 1.25 to 1.00. If this liquidity ratio is not met, the line of credit will only allow for maximum advances of 80% of the aggregate face amount of all eligible receivables. The line of credit bears an interest rate of prime (4.0% as of December 31, 2015) plus 1.25%, and matures in April 2018, subject to certain minimum EBITDA requirements in each of September 2016, December 2016 and March 2017. The lender has a first security interest in all our assets, excluding intellectual property, for which the lender has received a negative pledge. The amended and restated loan and security agreement contains customary affirmative and negative covenants and events of default applicable to us and any subsidiaries.

In December 2015, we further amended our amended and restated loan and security agreement with Silicon Valley Bank to include an additional term loan up to $4.0 million. The additional term loan requires 36 monthly installments of interest and principal and matures on December 1, 2018. The amended and restated loan and security agreement requires that we maintain a liquidity ratio of 1.25 to 1.00 as of the last day of each month and a minimum EBITDA, measured as the last day of each fiscal quarter for the previous six-month period (for March 31, 2016 the minimum EBITDA is ($350,000)). The interest rate of the additional term loan is 5.0%. As of March 31, 2016, $3.7 million was outstanding on this additional term loan. We are in compliance with all of the financial covenants in the amended and restated loan and security agreement pertaining to the revolving credit line, growth capital term loan and the additional term loan as of March 31, 2016.

We plan to continue to invest for long-term growth, including expanding our sales force and engineering organizations and making additional capital expenditures to further penetrate markets both in the United States and internationally, as well as expanding our research and development for new product offerings and technology solutions. We anticipate that these investments will continue to increase in absolute dollars. We believe that our existing cash and cash equivalents balance together with cash proceeds from operations will be sufficient to meet our working capital requirements for at least the next 12 months.

The following table presents a summary of our cash flow activity for the periods set forth below:

	Years Ended		Three Months Ended
	December 31, 2014	December 31, 2015	March 31, 2015	March 31, 2016
Net cash provided by (used in) operating activities	$1,648,374	$1,848,825	$(1,004,410)	$(853,055)
Net cash used in investing activities	(949,911)	(4,132,854)	(34,752)	(41,030)
Net cash provided by (used in) financing activities	104,008	4,029,197	(66,736)	(404,469)
Net increase (decrease) in cash and cash equivalents	802,471	1,745,168	(1,105,898)	(1,298,555)

Net cash used in operating activities was $1,004,410 for the three months ended March 31, 2015. This was primarily a result of our net loss of $57,500, a $242,993 decrease in the warrant liability, and a change in operating assets and liabilities of $967,751 offset by net non-cash operating expenses of $263,834. Net cash used by operating activities was $853,055 for the three months ended March 31, 2016. This was primarily driven by our net income of $139,153, net non-cash operating expenses of $237,671 offset by a decrease in the warrant liability of $78,834 and a decrease in the change in operating assets and liabilities of $1,151,045.

For the year ended December 31, 2014, the cash provided by operating activities of $1,648,374 was primarily a result of net income of $3,588,300 and net non-cash operating expenses of $1,029,333, offset by a decrease in warrant liability of $2,786,563, a gain of $25,441 on the sale of certain fixed assets and a $157,255 change in operating assets and liabilities. For the year ended December 31, 2015, the cash provided by operating activities of $1,848,825 was primarily a result of net loss of $270,342 and a decrease in warrant liability of $100,470 offset by an increase in net non-cash operating expenses of $1,080,583, and a $1,139,054 change in operating assets and liabilities.

Net cash used in investing activities was $34,752 and $41,030 for the three months ended March 31, 2015 and 2016, respectively. Net cash used in the three months ending March 31, 2015 and 2016 consisted primarily of the purchase of property and equipment.

Net cash used in investing activities was $949,911 and $4,132,854 for the years ended December 31, 2014 and 2015, respectively. Net cash used in investing activities for the year ended December 31, 2015 consisted primarily of the cash used in the acquisition of certain North American assets of Skycross, Inc.

Financing activities in the three months ended March 31, 2015 used net cash of $66,736 and consisted of the repayment of notes. Financing activities in the three months ended March 31, 2016 used net cash of $404,469 for repayment of notes.

Financing activities in the years ended December 31, 2014 and 2015 provided net cash of $104,008 and $4,029,197, respectively. Financing activities in 2014 consisted of proceeds from notes payable and exercise of stock options off-set by repayment of notes and by the issuance of a note to an employee. Financing activities for 2015 consisted of proceeds from notes payable and exercise of warrants and stock options.

Contractual Obligations and Commitments

The following table summarizes our contractual obligations at March 31, 2016:

	Total	Payments Due by Period(1)
		Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(in thousands)
Operating Leases
Office leases	$2,630	$710	$1,141	$779	$—
Notes Payable(2)	3,942	1,220	2,722	—	—

Total	$6,572	$1,930	$3,863	$779	$—

(1)	Table excludes $1.4 million of uncertain tax positions. See Note 7 to our financial statements included elsewhere in this prospectus.
(2)	Notes payable represents amounts outstanding under our term loan with Silicon Valley Bank.

We have entered into lease agreements for office space and research facilities in San Diego, California; Taipei, Taiwan; Shenzhen and Jiangsu, China; and Cambridgeshire, United Kingdom; under non-cancelable operating leases that expire at various dates through 2020.

We decreased our borrowing under our loan and security agreement to $3.9 million during the three months ended March 31, 2016.

We subcontract with other companies to manufacture our products. During the normal course of business, our contract manufacturers procure components based upon orders placed by us. If we cancel all or part of the orders, we may still be liable to the contract manufacturers for the cost of the components purchased by the subcontractors to manufacture our products. We periodically review the potential liability, and as of March 31, 2016, we have no significant accruals recorded. Our financial position and operating results could be negatively impacted if we were required to compensate the contract manufacturers for any unrecorded liabilities incurred.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements (as defined by applicable regulations of the Securities and Exchange Commission) that are reasonably likely to have a current or future material effect on our financial condition, operating results, liquidity, capital expenditures or capital resources.

Critical Accounting Policies and Significant Judgments and Estimates

Our management’s discussion and analysis of financial condition and operating results is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported sales and expenses during the reporting periods. These items are monitored and analyzed by us for changes in facts and circumstances, and material changes in these estimates could occur in the future. We base our estimates on historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Changes in estimates are reflected in reported results for the period in which they become known. Actual results may differ materially from these estimates under different assumptions or conditions.

We have elected to use the extended transition period for complying with new or revised financial accounting standards available under Section 102(b)(2)(B) of the Securities Act of 1933, as amended. This election allows us to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. As a result of this election, our financial statements may not be comparable to companies that comply with public company effective dates.

While our significant accounting policies are more fully described in the notes to our financial statements appearing elsewhere in this prospectus, we believe that the following accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements and understanding and evaluating our reported financial results.

Revenue Recognition

We generate revenue from the sale of our antenna products. We recognize revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Title and risk of loss transfer to customers either when the products are shipped to or received by the customer, based on the terms of the specific agreement with the customer. We incur selling expenses to obtain design wins prior to revenue recognition, which is not a deliverable of a revenue arrangement.

A portion of our sales is made through distributors under agreements allowing for pricing credits and/or rights of return under certain circumstances. To date, pricing credits and returns under these provisions have been insignificant; accordingly, our allowance for sales returns and pricing credits was insignificant as of December 31, 2014 and 2015 and as of March 31, 2016.

To date, services revenues have been immaterial as a percentage of total revenues. Service revenues are recognized ratably over the term of the agreement.

Stock-based compensation

We recognize compensation costs related to stock options granted to employees based on the estimated fair value of the awards on the date of grant, net of estimated forfeitures. We estimate the grant date fair value, and the resulting stock-based compensation expense, using the Black-Scholes-Merton option-pricing model. The grant date fair value of stock-based awards is expensed on a straight-line basis over the vesting period of the respective award.

We account for stock-based compensation arrangements with non-employees using a fair value approach. The fair value of these options is measured using the Black-Scholes-Merton option-pricing model reflecting the same assumptions as applied to employee options in each of the reported periods, other than the expected life, which is assumed to be the remaining contractual life of the option. The compensation costs of these arrangements are subject to remeasurement over the vesting terms as earned.

We recorded stock-based compensation expense of approximately $657,730, $341,554, $150,571, and $28,893 for the years ended December 31, 2014 and 2015, and the three months ended March 31, 2015 and 2016, respectively. We expect to continue to grant stock options and other equity-based awards in the future, and to the extent that we do, our stock-based compensation expense recognized in future periods will likely increase.

The Black-Scholes-Merton option-pricing model requires the use of highly subjective and complex assumptions, which determine the fair value of stock-based awards. If we had made different assumptions, our stock-based compensation expense, net loss and net loss per share of common stock could have been significantly different.

Our assumptions are as follows:

•	Fair value of our common stock. Because our stock was not publicly traded prior to this offering, we estimate the fair value of our common stock. See “—Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock” below. Upon the closing of this offering, our common stock will be valued by reference to the publicly-traded price of our common stock.

•	Expected term. The expected term represents the period that the stock-based awards are expected to be outstanding. Our historical share option exercise experience does not provide a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options.

•	Expected volatility. As our common stock has never been publicly traded, the expected volatility is derived from the average historical volatilities of publicly traded companies within our industry that we consider to be comparable to our business over a period approximately equal to the expected term. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-free interest rate. The risk-free interest rate is based on the U.S. Treasury yield in effect at the time of grant for zero coupon U.S. Treasury notes with maturities approximately equal to the expected term.

•	Expected dividend. The expected dividend is assumed to be zero as we have never paid dividends and have no current plans to pay any dividends on our common stock.

•	Expected forfeiture. We use historical data to estimate pre-vesting option forfeitures and record stock-based compensation expense only for those awards that are expected to vest. To the extent actual forfeitures differ from the estimates, the difference will be recorded as a cumulative adjustment in the period that the estimates are revised.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value of Our Common Stock

We are also required to estimate the fair value of the common stock underlying our stock-based awards when performing the fair value calculations using the Black-Scholes-Merton option-pricing model. Our board of directors, with the assistance of management, determined the fair value of our common stock on each grant date. All options to purchase shares of our common stock are intended to be granted with an exercise price per share no less than the fair value per share of our common stock underlying those options on the date of grant, based on the information known to us on the date of grant.

Because there has been no public market for our common stock, the fair value of the common stock that underlies our stock options has historically been determined by our board of directors based upon information available to it at the time of grant, including the following:

•	contemporaneous valuations performed by a qualified, independent appraiser;

•	our current and projected operating and financial performance, including our levels of available capital resources;

•	trends and developments in our industry;

•	the valuation of publicly traded companies in our sector, as well as recently completed initial public offerings and mergers and acquisitions of comparable companies;

•	rights, preferences and privileges of our common stock compared to the rights, preferences and privileges of our other outstanding equity securities;

•	U.S. and global economic and capital market conditions;

•	the likelihood of achieving a liquidity event for the shares of common stock, such as an initial public offering or an acquisition of our company given prevailing market and sector conditions;

•	the illiquidity of our securities by virtue of being a private company;

•	business risks; and

•	management and board experience.

Our business enterprise value was estimated using a combination of two generally accepted approaches: the income approach and the market-based approach. The income approach estimates enterprise value based on the estimated present value of future net cash flows the business is expected to generate over its remaining life. The estimated present value is calculated using a discount rate reflective of the cost of capital associated with an investment in a similar company and risks associated with our cash flow projections. Our discounted cash flow projections are sensitive to highly subjective assumptions that we were required to make each valuation date. The market-based approach measures the value of a business through an analysis of recent sales or offerings of comparable investments or assets, and in our case, focuses on comparing us to the group of peer companies. In applying this method, valuation multiples are derived from historical operating data of the peer company group. We then apply multiples to our operating data to arrive at a range of indicated values of the company. For each valuation, we prepared a financial forecast to be used in the computation of the value of invested capital for both the market approach and income approach. The financial forecasts took into account our past results and expected future financial performance. There is inherent uncertainty in these estimates as the assumptions used are highly subjective and subject to changes as a result of new operating data and economic and other conditions that impact our business.

If we had made different assumptions than those used, the amount of our stock-based compensation expense, net income (loss) and net income (loss) per share amounts could have been significantly different. Following the closing of this offering, the fair value per share of our common stock for purposes of determining stock-based compensation expense will be the closing price of our common stock as reported on the applicable grant date.

Based on the initial public offering price of $8.00 per share, the intrinsic value of stock options outstanding as of March 31, 2016 would be $4.5 million, of which $3.5 million and $1.0 million would have been related to stock options that were vested and unvested, respectively, at that date.

Preferred Redeemable Convertible Stock Warrant Liability

As of March 31, 2016, we had issued freestanding warrants exercisable to purchase shares of our Series G preferred redeemable convertible stock. These warrants are classified as a liability in the accompanying consolidated balance sheets, because the terms for redemption of the underlying security are outside our control. The warrants are recorded at fair value using a combination of an option pricing model and current value model under the probability-weighted return method. The fair value of all warrants is remeasured at each balance sheet date with any changes in fair value being recognized in the statement of operations. In May 2016, the warrants were amended such that the warrants became immediately exercisable into shares of our common stock. Concurrent with such amendment, the holders of the outstanding warrants elected to net exercise the warrants, and were granted an aggregate of 127,143 shares of our common stock. Following such net exercise, there will be no future re-measurement of the warrant liability.

Recently Adopted Accounting Standards

In March 2016, the Financial Accounting Standards Board, or the FASB, issued ASU No. 2016-09, Compensation — Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for sharebased payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. For public entities, ASU 2016-09 is effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Early adoption is permitted. The Company is currently evaluating the impact the guidance will have on its financial statements.

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, Leases (Topic 842), or ASU 2016-2, which requires lessees to recognize most leases on their balance sheets as lease liabilities with corresponding right-of-use assets. The new standard is effective January 1, 2019. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

In November 2015, the FASB issued Accounting Standards Update No. 2015-17, Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes. This guidance simplifies the presentation of deferred income taxes by requiring that deferred tax liabilities and assets all be classified as noncurrent in a classified statement of financial position. The guidance is effective for fiscal years, and interim reporting periods within those fiscal years, beginning after December 15, 2016, with early adoption permitted. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

In September 2015, the FASB issued Accounting Standards Update No. 2015-16, Business Combinations (Topic 805): Simplifying the Accounting for Measurement-Period Adjustments. This guidance requires that an acquirer recognize adjustments to provisional amounts that are identified during the measurement period in the reporting period in which the adjustment amounts are determined. The guidance is effective for fiscal years, and interim reporting periods within those fiscal years, beginning after December 15, 2015. The Company does not expect the adoption of this guidance to have a material impact on its financial statements.

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers, or ASU 2014-09, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The standard will replace most existing revenue recognition guidance in GAAP when it becomes effective. The new standard is effective for us on January 1, 2019. The standard permits the use of either the retrospective or cumulative effect transition method. We are evaluating the effect that ASU 2014-09 will have on our financial statements and related disclosures. We have not yet selected a transition method nor have we determined the effect of the standard on our ongoing financial reporting.

Qualitative and Quantitative Disclosures about Market Risk

Interest Rate Sensitivity

Our long-term debt bears interest at a fixed rate and therefore has minimal exposure to changes in interest rates. Our undrawn revolving credit facility under our loan and security agreement with Silicon Valley Bank bears interest at the U.S. prime rate plus 1.25%. If we draw funds from our revolving credit facility, we will be exposed to interest rate sensitivity, which is affected by changes in the U.S. prime rate.

Foreign Currency Risk

All of our sales are denominated in U.S. dollars, and therefore, our sales are not currently subject to significant foreign currency risk. To date, foreign currency transaction gains and losses have not been material to our financial statements, and we have not engaged in any foreign currency hedging transactions.

BUSINESS

Overview

Airgain is a leading provider of embedded antenna technologies used to enable high performance wireless networking across a broad range of home, enterprise, and industrial devices. Our innovative antenna systems open up exciting new possibilities in wireless services requiring high speed throughput, broad coverage footprint, and carrier grade quality of service. Our antennas are found in devices deployed in carrier, enterprise, and residential wireless networks and systems, including set top boxes, access points, routers, gateways, media adapters, and digital televisions. Through our pedigree in the design, integration, and testing of high performance embedded antenna technology, we have become a leading provider to the residential wireless local area networking, also known as WLAN or Wi-Fi, antenna market, supplying to leading carriers, Original Equipment Manufacturers, or OEMs, Original Design Manufacturers, or ODMs, and system designers who depend on us to achieve their wireless performance goals. We also develop embedded antenna technology for adjacent markets, including enterprise Wi-Fi systems for on premises and cloud-based services, and for small cellular applications using Long-Term Evolution, or LTE, and Digital Enhanced Cordless Telecommunications, or DECT, and high-performance designs for the in-building wireless market.

We have a strong reputation within the ecosystem of OEM, ODM and system designers and have multiple reference designs with the leading Wi-Fi chipset vendors. OEMs, ODMs, telecommunications and broadband carriers, and retail-focused companies rely on these reference designs and our engineering skills to deliver superior performance throughout the home and enterprise. We offer early design, custom engineering support, and superior over-the-air, or OTA, testing capability, and our design teams partner with customers from the early stages of antenna prototyping, throughput testing, performance and device integration to facilitate optimal throughput performance and fastest possible time to market. We view our chipset partner, OEM, ODM and carrier relationships as strategic components to our success. We use third parties to manufacture our products while maintaining oversight for critical test and calibration functions. We have 47 issued patents in the United States and 22 companion patents outside the United States, and 93 patent applications on file.

As wireless networking technology evolves, we are a market leader in fostering the transition to the use of more advanced WLAN devices. Both consumer and enterprise applications in the WLAN market are in a period of expansion driven by the global transition from the older 802.11n wireless standard to the new 802.11ac standard. 802.11ac is faster and requires a greater number of antennas per device, which imposes more advanced wireless system and antenna designs within an ever increasing device ID. Going forward, new wireless protocols, such as 802.11ax, will continue to push the throughput ceiling even further upward, increasing reliance on an optimal antenna system to enable performance as close to the theoretical maximum as possible. We have a broad range of embedded and external antenna solutions for WLAN routers and access points, and we are the industry expert in throughput optimized antenna solutions for Wi-Fi applications. We have a proven history of working with OEMs and ODMs to integrate throughput optimized antenna solutions resulting in the industry’s best Wi-Fi performance. Our enterprise WLAN solutions help to meet the industry challenge of requiring a consistent and improved throughput experience.

We have approximately 330 antenna products in our portfolio. We shipped approximately 87 million antenna products worldwide in 2015 enabling approximately 34 million devices. During that period, we supplied our products to carriers, OEMs and ODMs in the United States, Europe, Canada and Asia, including Actiontec Electronics, Inc., ARRIS Group, Inc., Belkin International, Inc., DIRECTV, LLC, EchoStar Corporation, Huawei Technologies Co., Ltd., Pace plc, Sagemcom SAS and ZTE Corporation, among others. We have achieved significant growth in our business in a short period of time. From 2011 to 2015, our sales have grown from $10.0 million to $27.8 million, while our net loss has decreased from a net loss of $5.1 million in 2011 to a net loss of $0.3 million in 2015. For the three months ended March 31, 2016, our net income was $0.1 million.

Industry Background

The most common form of wireless network access technology is Wi-Fi, short for Wireless Fidelity. Wi-Fi is a standard established by the Institute of Electrical and Electronics Engineers, or IEEE, known technically as 802.11. The Wi-Fi standard is “the most ubiquitous wireless connectivity technology for internet access,” according to ABI Research, a market intelligence firm. Over time, the 802.11 protocol has evolved to deliver higher rates of data throughput, requiring more sophisticated devices and data transmission equipment to achieve it. Initially, 802.11b at 2.4 GHz, or gigahertz, delivered data at 11 mbps, or megabits per second, followed by 802.11a at 5GHz and 802.11g at 2.4 GHz, each providing data at 54mbps. Subsequently, 802.11n was introduced at both 2.4 GHz and 5 GHz offering 300 mbps, and more recently 802.11ac entered the market offering bandwidth rated up to 1300 mbps on the 5 GHz band and 450 mbps on 2.4 GHz.

Wi-Fi enables devices to operate on a local area network, or LAN, or wide area network, or WAN, to connect to and access the internet and communicate with others without the use of cabling or wiring. It adds the convenience of mobility to the powerful utility provided by high-speed data networks and is a natural extension of broadband connectivity in the home and office. Wi-Fi was first utilized in applications such as computers and routers, and is now commonly embedded into everyday electronic devices, such as printers, digital cameras, gaming devices, smart phones, tablets and broadband access systems for video and data enablement. In addition, many new products are coming out with multiple wireless capabilities whereby Wi-Fi and other similar wireless protocols have become ‘must have’ features to extend a device’s basic utility. As an example, smart devices such as the Apple iPhone and Samsung Galaxy come equipped with Wi-Fi, Bluetooth and Near Field Communication, or NFC, functions, in addition to traditional cellular functions. Each of these represents a separate radio technology, and each radio requires different antenna solutions to provide an optimal user experience.

Wireless technology has grown rapidly. When it was first introduced to the mass market in the United States in the mid-1980s, the primary application was analog cellular phone voice services. However, wireless has rapidly evolved as the shift to digital and Internet Protocol ramped up and the explosion of ubiquitous broadband connectivity was born. The rapid growth of internet applications, websites and media opportunities has given consumers unlimited uses for wireless devices including managing e-mail, online browsing and shopping, and running applications for business, personal productivity, and entertainment and media while on the go. Carriers and enterprises have also realized the economic benefits of wireless connectivity to enable efficient delivery of premium content and internet services in the home, enterprise and mobile. Over the past decade, wireless technologies such as cellular and Wi-Fi have emerged as mainstream networking platforms to connect people and data via devices. According to the Cisco Visual Networking Index, or the Cisco Report, there were approximately 7.9 billion mobile connected devices in 2015—1.1 for every person on Earth. By 2021, there are expected to be approximately 11.6 billion mobile-connected devices, representing nearly 1.5 mobile devices per person on Earth.

Opportunity in the home and enterprise

The Wi-Fi market is continuing to grow rapidly as the technology is adopted across a wide variety of markets, including consumer, mobile, automotive, and emerging markets such as machine to machine, or M2M. The increase of in-home wireless devices in security and remote monitoring, lighting, HVAC, and entertainment has helped drive the embedded antenna market. According to ABI Research, the number of Wi-Fi-enabled device shipments, excluding cellular and personal computers, is expected to exceed 1.3 billion devices annually by 2021, representing a 13% compound annual growth rate, or CAGR, in this market for the period from 2016 through 2021. The list of antenna applications within in-home devices is seemingly endless, including access points and wireless extenders, routers, residential gateways, set-top boxes, media adapters, smart televisions, smart remotes, printers, gaming consoles, wireless speakers, wireless cameras and home automation systems and nodes.

Wi-Fi Enabled Shipments CAGR 2016 to 2021

Sources: ABI Research Wi-Fi Market data, Q2 2016. * Represents 2014 to 2019 CAGR, Source Markets & Markets

We are seeing solid growth in the number of wirelessly-enabled device shipments in several of our key markets. According to ABI Research, the market for consumer access points and gateways worldwide is expected to increase from 173 million device shipments in 2015 to 199 million in 2019. In the same period, the number of set-top boxes shipped is expected to grow from 71 million to 91 million, and the number of smart TV’s shipped from 94 million to 146 million, a CAGR of 12%.

Mirroring this growth, according to ABI Research, global Wi-Fi hotspots, such as those found at enterprise locations like coffee shops, airports or in corporate offices, are forecasted to continue to expand at a CAGR of 11.2% from 2015 to 2020. The number of Wi-Fi hot spots in use was 4.2 million in 2013, 5.69 million in 2014, and is expected to top 13.3 million by 2020, according to estimates published by ABI Research in 2015. Wi-Fi hotspots are increasingly being deployed by mobile and fixed-line carriers, as well as third-party operators, as a means of offloading 3G/4G data users to Wi-Fi networks.

Trends driving demand for high-performance antenna solutions in wireless devices

The demand for smart phone, tablet, laptop and notebook connectivity in the home and enterprise is robust. Whereas families often shared a single computer and internet connection in the 1990’s, ubiquitous wireless connectivity throughout the home is available today via carrier gateways that enable Internet access and media distribution to multiple smart phones, fixed and mobile computing devices and smart TVs that share the same broadband data connections. Wireless access enables mobility and the potential sale of additional services by telecom, cable, and satellite broadcast companies and does not require the time and cost for cabling. Additionally, the demand for over-the-top, or OTT, audio and video services from the Internet is strong as families enjoy free or paid content subscriptions to sites such as Netflix, Apple TV, Amazon Prime, Pandora, YouTube, and many others on a 24/7 basis. Our business opportunity has been driven by the rapidly expanding market for embedded antenna solutions for in-home wireless data and video connectivity products. Wi-Fi has emerged as the key wireless technology for delivering media services in the connected home of smart devices. According to the Cisco Report, globally, in 2015, a smart device generated 14 times more traffic than a non-smart device, and by 2020 a smart device is estimated to generate nearly 23 times more traffic. Furthermore, the Cisco Report also anticipates that smart device traffic will grow at a CAGR of 53% from 2015 to 2020.

Wireless networking has also become mission-critical for businesses, schools, and governments to keep constituents connected. As more applications become cloud-enabled (meaning stored or run from servers in a data center), access to these services becomes even more ubiquitous. Municipalities have also begun to offer free Wi-Fi services to citizens in public access locations. Some of this public access Wi-Fi is also served by the larger telecom and cable carriers. As Wi-Fi standards have gone from 802.11b/g to 802.11n, and more recently 802.11ac, the ability to access standard and high definition video over Wi-Fi becomes meaningful and drives demand. Carriers have been challenged to meet the requirements of the new high-bandwidth video and data applications. With current high-performance Wi-Fi, carriers can eliminate video cables, offering customers the ability to move their televisions to any point in the house and vastly reduce installation time and costs, as well as offer over the top, or OTT, services via broadband gateways that are accessible by any wireless device.

The increasing number of wireless devices that are accessing mobile networks worldwide is one of the primary contributors to global mobile traffic growth. Each year several new devices in different form factors and increased capabilities and intelligence are introduced into the market. With ever increasing smartphone penetration rates and a host of new devices such as M2M devices, tablets, netbooks, mobile internet devices, or MIDs, the growth for mobile broadband is at an all-time high and, according to the Cisco Report, is set to continue. The Cisco Report notes that global data traffic grew 74% in 2015, reaching 3.7 exabytes per month, up from 2.1 exabytes per month at the end of 2014. According to the Cisco Report, mobile offload exceeded cellular traffic for the first time in 2015. Overall mobile data traffic is expected to grow to 30.6 exabytes per month by 2020, an eightfold increase over 2015. Mobile data traffic is expected to grow at a CAGR of 53% from 2015 to 2020. According to the Cisco Report, 51% of total mobile data traffic was offloaded onto the fixed network through Wi-Fi or femtocell small cells in 2015. Globally, the total number of public Wi-Fi hotspots (including in-home Wi-Fi hotspots) is forecasted to grow sevenfold from 2015 to 2020, from 64.2 million in 2015 to 432.5 million by 2020. Total in-home Wi-Fi hotspots are forecasted to grow from 56.6 million in 2015 to 423.2 million by 2020. These trends are positive indicators for growth in our core Wi-Fi and femtocell small cell markets.

Both consumer and enterprise applications in the WLAN market are in a period of expansion. Growth is due to WLAN expansion in emerging markets as well as a global transition from the older 802.11n wireless standard to the new 802.11ac standard. The 802.11ac standard provides much higher throughput rates and introduces multi-carrier technology requiring more antennas per device. 802.11ac devices can support up to eight Wi-Fi antennas, doubling the current average of four antennas per device under 802.11n standards. Wireless enabled in home devices are becoming increasingly complex as they evolve with industry technology trends, such as, 802.11ac higher order Multiple Input, Multiple Output, or MIMO, and Multi-User MIMO, or MU-MIMO, Wi-Fi architectures, while adding support for additional wireless connectivity systems, such as ZigBee Pro, ZigBee RF4CE, Z-Wave, and Bluetooth, to keep pace with the increasingly complex ecosystem of devices that seek connectivity within the home. Going forward, support for new and additional wireless protocols is likely to drive the antenna count up to 10 to 12 antennas per device.

Technology Challenges to Delivering on the Potential of Wireless

Our antenna solutions enable carriers and device OEMs and ODMs to meet their wireless connectivity performance requirements and to rapidly expand their footprint of products supporting Wi-Fi as well as the evolving network of connected home and the Internet of Things, or IoT, wireless connectivity applications. We develop our own antennas for a broad range of applications and technologies, including: 802.11 a/b/g/n/ac, LTE, DECT, LPD (433MHz RF remote), Bluetooth, ZigBee and Z-Wave. In addition, we have expertise in the testing and benchmarking of wireless systems and devices. To satisfy the rapidly evolving technology needs of the industry, we have remained on the leading edge of next generation development by providing solutions for MIMO, MU-MIMO, short range wireless technologies, beam forming, and active antenna technology.

As the number of wireless standards and antennas per device increases, the technical challenges for the antenna system increase, such as co-existence and isolation. With our unique and innovative integration technology, we have developed ways to integrate additional antennas for optimal antenna performance while minimizing the effects on isolation. Particularly with MIMO 4x4 and MIMO 8x8 technology, we are able to achieve the highest output and performance of Wi-Fi 802.11 ac/n, reliability, range, and coverage, with our role in optimal beam forming.

Given increasing capacity demands on wireless networks, the wireless industry continually searches for new means of utilizing more efficient radio resources. Active antenna systems utilize the full potential of radio sources by integrating onboard amplifiers for reductions in cable attenuation. We are able to integrate antennas in arrays designed for individual element activation based on which elements deliver the signals to the clients most effectively. By manufacturing antennas that possess the capabilities to support new wireless technologies, we are able to meet current market demands for versatile antenna designs.

Our Antenna Design, Engineering and Integration Process

We are an antenna solution provider optimizing antenna systems for maximum system device OTA throughput performance as an integral step in the antenna system design process, enabling the best possible throughputs for devices in their native application. Common antenna industry practice is to design antennas exclusively within a passive environment, using simulation tools based on the assumption of free space. The modern in-home environment is a highly complex multipath environment that is not accurately represented by antenna simulation tool modeling. We design all our antenna systems for in-home applications using a combination of device and environment modeling, with active antenna OTA throughput performance feedback, providing our customers high device throughputs in their intended in-home or in-office environment.

The core focus of our proprietary antenna integration process remains performance optimization across factors that affect end users. Throughput, reliability, and cost represent three key metrics for optimization. We have been designing and evaluating wireless antenna solutions for 802.11-based WLAN devices since our inception in 2004. We have gained industry-leading expertise in the testing and evaluation of wireless systems to determine relative performance differences between devices, and have developed a proprietary set of performance metrics, measurement methodologies, and test conditions to enable measuring and predicting the relative performance of 802.11-based WLAN devices and networks at the component and application level. These simulations form the foundation of the integration process that optimizes overall device performance, as well as antenna characteristics.

There are many and varied challenges to integrating the optimal antenna system for maximized wireless performance for a device. Every aspect of the device design impacts the performance of the antenna system and ultimately the device itself. We work side by side with our customers as trusted advisors during the design process providing system level design feedback and support from the inception of a project through to the successful validation of the final product, ensuring reduced design cycles and the best possible performance outcome. We are proficient at identifying wireless performance impacting factors down to the board-level design details, including on-board noise and radio interference sources, coupling via onboard components, to constraints in the industrial design itself, such as horizontal and vertical orientations, internal structure layout and materials, and space limitations for antenna placement. All of these factors can negatively influence the performance of an embedded antenna system and can lead to de-tuning, coupling, sub-optimal gain patterns, and loss of gain, efficiency reduction and ultimately poor system performance.

Our antenna designs and integration methods are mindful that Quality of Service, or QOS, is the backbone of any successful communication network within a home or enterprise. Demand for wireless streaming 4K and Ultra-high definition, or UHD, video is requiring more sophisticated antenna system designs to support a high quality end user experience free from errors in frame rendering, pixilation, and buffering delays and glitches. While the performance of the underlying chipset and firmware lays down the foundation, the optimally integrated antenna system is a key system component and is usually the key enabler of throughput and coverage differentiation between competing devices.

Our engineers provide custom support in the areas of antenna system design and simulation, rapid prototyping, integration and testing. Our engineers work directly with customers (typically OEMs and/or ODMs) to evaluate performance-impacting factors when developing the optimal antenna solution for each device and application. Antenna-specific characteristics, such as gain, efficiency, and coupling, are considered during the design process in conjunction with board-level factors, such as on-board noise and radio interference, together with industrial design and housing constraints.

We engage with customers in the early stages of a program before prototype tooling is available, utilizing 3D CAD models and/or physical mockups of our customers’ devices to simulate and measure the interactions, providing valuable feedback for the device design enhancement. During prototyping, sample devices are tested to generate more precise measurements. These measurements are carried out in our anechoic radio frequency, or RF, chambers, including our Satimo SG 24 antenna measurement system located at our San Diego headquarters. The chamber environment provides a broad dynamic range for antenna measurements, enabling wireless performance testing for a wide range of protocols including LTE, IEEE 802.11 standards including ac, ah, af, GPS, ZigBee, Z-Wave and GPS. While other antenna design companies may select a final antenna based only on passive testing, our process includes the key additional step to measure and optimize the actual system-level throughput and coverage performance through our proprietary iterative design feedback process. This process considers firmware stability, system noise, and interference, as well as antenna performance, to provide an “Airgain Optimized” solution.

We partner with and supply the largest blue chip brands in the world, including OEMs, ODMs, chipset makers, and global operators. Through our close working relationships with the leading chipset makers for the WLAN, we have developed a significant level of expertise in the testing and evaluation of chipset reference designs and systems enabling the relative performance benchmarking between devices. To satisfy the rapidly evolving technology needs of the industry, we have remained on the leading edge of next generation development including solutions for MIMO, MUMIO, beam forming, and active antenna systems.

Our design and integration process is summarized as follows:

•

Engineering Review. When a new product is initiated, our engineers review antenna-specific characteristics, such as gain (throughput), efficiency, and coupling, alongside board-level factors, such as on-board noise and radio interference, as well as identification and housing constraints. We launched our proprietary AirMetric Wi-Fi performance modeling solution in January 2014, which can be used to identify the optimal antenna solution in the earliest design stage by analyzing a combination of passive simulation measurements. Suggestions for modifications to the system level design that would improve performance are provided to the customer during engineering review or after running AirMetric. Such suggestions typically address mechanical changes to the design housing, movement of components that will negatively impact performance, and shielding of RF interference sources. When employed during early stage product design, AirMetric helps ensure peak performance before devices are built, as well as time and cost savings related to product development.

•	Antenna Selection and Placement. Our engineers select several antennas that are best suited for the particular application based on a large stable of existing antenna designs from previous efforts, modifications to these prior designs as well as new, full custom designs for particular devices, coupled with the industrial design of the product, the engineer also selects candidate placements that are used in the initial simulation and placement phase. Our extensive experience in this step narrows the possible solutions to only the most promising candidates for detailed simulation and measurement.

•	Simulation and Initial Testing. Finite element simulations of the antennas in the enclosure are then used to understand the complex interaction of the antennas with the structures within the product. These interactions have a profound impact on the operation of the antenna system and understanding them is key to providing optimal solutions. When we engage in the early stages of a program before prototype tooling is available, 3D CAD models and/or physical mockups of the device are used to simulate and measure these interactions. When the project progresses to the prototype stage, actual prototype devices are tested to generate even more accurate measurements. These measurements are carried out in one of four RF chambers, including our Satimo SG 24 antenna measurement system at our San Diego headquarters, which provides a high dynamic range in antenna measurements that enables us to test wireless performance for a wide range of protocols including LTE, IEEE 802.11n, and IEEE 802.11ac Wi-Fi standards. While our competitors select a final antenna based on RF chambers testing, we proceed with a critical further step and measures actual system level performance of the device in an iterative process to optimize performance. This iteration considers firmware stability, system noise, and interference, as well as antenna performance, to provide an “Airgain Optimized” solution.

•	Final Integration. Prior to OTA throughput testing, a final review of the design is conducted to review for cable routing for manufacturability and noise reduction. Mounting methods from our designed clip structures to tape mounting are reviewed for ruggedness and ease of assembly in volume production. Finally, any fine tuning of the cable routing, antenna parameters or other features is conducted before releasing the design for final testing and optimization with OTA throughput testing in actual real use case testing.

•	Validation and Reporting. Upon completion of the design, a summary report is provided detailing the antenna selection, overall performance results and key observations, integration recommendations and detailed test results for each wireless system characterized. As the design moves to production, our product integration engineers serve as the technical interface between the antenna design team and the customer’s production team to validate and ensure product quality and reliability during high volume manufacturing.

Our over-the-air throughput testing

We have been designing and evaluating wireless antenna solutions for 802.11-based wireless LAN devices since our inception in 2004. We have developed a set of proprietary performance metrics, measurement methodologies, and automated test conditions to enable accurate and repeatable characterization of the relative OTA performance of 802.11-based WLAN devices from routers, gateways, and set-top boxes, to TV sets. Our benchmark testing provides an accurate assessment of the performance characteristics for devices to enable manufacturers to make informed decisions in selecting the best antenna solution for their needs.

We have developed a proprietary hardware and software solution using stop-motion turntables to measure effective throughput of competing antenna solutions. This technology, illustrated below, enables the capture of thousands of data points at each location and ensures accurate and repeatable results. This throughput-focused testing provides repeatable comparisons of metrics that our customers value above antenna specific measurements alone. Our OTA test process utilizes industry standard measurement tools and our proprietary implementation of the IEEE 802.11.2 Draft Recommended Practice for the Evaluation of 802.11 based Wireless Performance. Our proprietary OTA testing process has been established as an industry leader in wireless throughput testing.

We have developed a well-defined set of antenna engineering and integration steps to find the optimum antenna solution within any design constraints. Each customer design is put through a series of distinct Access Point to Client device link tests to measure the average uplink and downlink throughput at each link. Multiple independent, unique AP/Client locations are selected to provide relative throughput test results in high, medium, and low throughput environments. Continual feedback to our customers across the spectrum of system performance (noise, firmware, OTA performance) leads to an optimized design.

Our regional OTA testing facilities are configured to replicate the real-world performance in typical homes and offices, while providing isolation from external RF and wireless interference. This low noise environment is key when comparing and identifying the effect of various antenna and system designs on wireless throughput performance. We have multiple dedicated test sites located in the vicinity of our development locations in San Diego, California, Cambridge, United Kingdom, Taipei, Taiwan, and Shenzhen, China. These test environments allow extended length testing of our antenna solutions at up to 200 feet separation of access point and station. The combination of proprietary testing methods, dedicated test facilities, thousands of hours of test data, experience with hundreds of devices and antenna simulation techniques, have enabled us to provide higher-performance antenna solutions across multiple product platforms as compared to competing antenna systems.

Typically our proprietary integration process goal is to achieve a significant performance improvement over competing antenna solutions – providing a performance advantage that enables more robust wireless connectivity solutions for our customers. In a recent example, where we upgraded a commercially available 55” flat screen smart television with Airgain technology, we increased the probability of the television supporting a wireless (Wi-Fi) 4K UHD content video stream connection (4K UHD requires uplink capacity in the range of 25-50 mbps) by up to 100% using our in-house testing process.

Benefits of our Technology

We continuously ensure that we remain at the forefront of wireless technologies by manufacturing the highest quality and most innovative products, as well as developing new integration processes to produce optimal antenna performance.

Benefits to our customers

We have developed strong relationships with leading WLAN chipset vendors, OEMs, and key service providers in the home networking space, keeping us at the forefront of new developments in wireless technologies and industry requirements. We share our expertise with customers in several areas including design, engineering, and testing. Because of our focused business, we can offer insight into problems and develop solutions based on knowledge gained from the release of approximately 330 unique antenna product SKUs to customers. By harnessing our specialized experience and expertise, we offer solutions that can improve our customers’ product performance, reduce their staff costs and allow our customers to focus on non-antenna related factors in the face of short design, engineering and production windows. Rather than rely upon a captive engineering group that only works on in-house opportunities, we act as an outsourced antenna design, engineering, and test group for our customers.

We have also entered into joint development agreements with WLAN chipset vendors to collaborate on next-generation WLAN reference designs. Under these agreements, we have agreed to jointly pursue the development of reference design platforms optimized for use with integrated embedded antenna systems. These WLAN reference designs are intended to provide ODMs with high-performance, embedded antenna solutions from us that provide consistent, measureable results and provide a path to reduced product development costs and cycle times.

Benefits to Wireless Users

By focusing on performance, we strive to improve product satisfaction with customers. Often, competing makers of wireless devices use chips that are made by the same semiconductor manufacturer. Antenna reliability depends on numerous factors including material, mount position, physical connection and resistance to oxidation. However, the selection and placement of an antenna, or antennas, can change the performance characteristics measurably. Each sale of an antenna solution is customized according to the needs and requirements of the customer. Tradeoffs exist on placement, power, price, and other variables. By focusing on performance, we look to engineer and deliver the optimal solution given the customer’s product constraints. This commitment to performance has established us as one of the recognized leaders in the design, testing, and performance of wireless systems, and led to what we believe is one of the broadest blue chip customer lists in the industry.

Our Products

Our antennas are found in end-user devices that are deployed in carrier, enterprise, and residential wireless networks, including WLAN, access points, routers, residential gateways, set-top boxes, media adapters, and digital televisions. Our products have been adopted by some of the world’s leading telecom manufacturers and networking companies and are now being used by millions of carrier subscribers in the United States, Canada, Europe, and Asia. Designed for use in wireless access points, routers, gateways, set-top boxes, and media systems, we offer six core product lines designed to maximize the performance of wireless devices while providing cost and design flexibility:

MaxBeam High Gain Embedded Antennas. MaxBeamTM High Gain Antennas utilize patented beamforming technology to deliver up to double signal strength and receive more sensitivity than conventional antenna solutions. The superior performance is derived by combining the benefits of high gain directional antenna elements with high isolation between each beam. Each antenna utilizes mixed material, integrated multi-element assemblies to provide optimal performance and turnkey integration. The MaxBeam antenna family offers maximum coverage designed for WLAN and Cellular/LTE frequency bands. Single-, dual-, tri-band and concurrent radio, as well as switched Smart Antenna options are available.

Profile Embedded Antennas. Profile Embedded Antennas feature highly efficient printed circuit board, or PCB, based solutions offering low profile designs optimized for confined industrial designs. Ideal for embedded applications requiring integration flexibility, the Profile family includes case, through-hole, and SMT mount designs and is available in single-, dual-, and tri-band applications.

Profile Contour Embedded Antennas. Profile Contour Embedded line utilizes Flexible Printed Circuit Board, or FPC, providing performance with device integration flexibility. Flexible and very low profile, these antennas can conform to many two-dimensional shapes making them ideal for integration within curved enclosures and wearable devices. Profile Contour antennas are supplied pre-fitted with adhesive tape for ease of integration.

Ultra Embedded Antennas. The Ultra line of embedded antennas has been designed for lower cost, embedded applications. The stamped metal design allows for rapid customization and tuning to each device, making them ideal for embedded applications requiring integration flexibility. The Ultra line is ideal for very high volume applications, and they utilize superior materials and plating to ensure optimal performance and extended life. The Ultra line is available in cabled and PCB mount designs, for single- or dual-band/feed operation.

OmniMax High Performance External Antennas. Our external dipole antennas are designed for indoor and outdoor WLAN applications. With an extensive variety of single- and dual-band designs available, this family of dipoles offers superior performance and flexible mounting options for various deployment scenarios including Prosumer level devices. They have a very high efficiency and omni-directional gain characteristics across 2.4 and 5 GHz bands to provide optimal coverage for maximum throughput and range.

MaxBeam Carrier Class Antennas. We have developed a series of multi-band LTE and WLAN antennas for small cell systems including Femtocells, Picocells, Wi-Fi hotspots, Wi-Fi backhaul, and community Wi-Fi systems, providing increased range and coverage. These embedded antennas have been designed for indoor or outdoor applications demanding Carrier-grade service levels, where complex issues such as coexistence and isolation between wireless standards in close proximity need to be tightly controlled. Maxbeam Carrier Class antennas achieve the best performance in the smallest possible form factor to minimize the urban landscape footprint.

These antenna product lines are incorporated into an array of devices varying in purpose, as seen in the chart below. In addition, we have a strong patent portfolio and technology in the area of switched multi-beam antennas and dynamically optimized smart antenna systems that would allow us to move into the enterprise class market for Wi-Fi hotspots and small cells, or low-powered radio access points.

Design Partnerships

Our collaborative relationships with 802.11 chipset vendors offer opportunities for market access and improved sales of both chipsets and antennas. Early access to chipset vendors’ offerings, including industrial design tradeoffs in enclosure, board layout and design, all offer chipset vendors the advantage of optimized performance in their reference designs. When our antennas are consequently listed in the reference bill of materials for the major chipset vendors’ products, these antennas become the default performance recommendation for all products utilizing that chipset. Ongoing contact with the OEM’s and ODM’s, along with default use of the reference bill of materials components specified by chipset vendors, generates a dependable flow of sales opportunities for us.

Smart Antenna Technology

While we believe our embedded antenna solutions provide significant performance improvement over competing antenna products and meet the demand of today’s market, the need for even better wireless coverage in home networks continues to grow. Wireless video offerings from service providers are becoming more commonplace, and next generation technologies require ever increasing data speeds, bandwidth and coverage to meet rising consumer expectations.

There are basically two ways to improve the data transfer speed in wireless networks: improve the efficiency of encoding the data on the wireless carrier signal, or reduce the need to re-transmit data to make up for poor reception. Improving the encoding efficiency requires a change in the protocol standard, which occurred when the industry transitioned from 802.11b/g/a standard to the 802.11n standard, and continues to occur today, such as with the recent transition to the new 802.11ac standard. However, there remains a fundamental relationship between the quality of the wireless signal, and performance, and the amount of information any signal can carry.

To improve signal quality, we have developed our smart antenna technology, which serves as a very effective way to direct radio wave energy and point this focused energy in a chosen direction. This focused energy is then harnessed to improve data communication in wireless networks through a set of proprietary algorithms implemented in software and firmware that can greatly enhance the range and data throughput performance versus conventional solutions. All of the algorithms operate within the standardized protocols for 802.11 networks and are fully compatible with existing products on the market.

The improved antenna performance of our smart antenna system is based on combining the benefits of multiple antennas with self-adaptive automatic antenna switching. Our patented antenna tuning process is very rapid and is applied automatically both to receiving and transmitting functions. This same control method can be used with many different physical antenna configurations, and allows our antennas to achieve greater performance than conventional solutions. Our patented Smart Antenna technology is very effective at improving the signal quality of WLAN connections. These smart antennas are optimized to receive signals from single or multiple antenna element systems, dynamically and in real time selecting the optimal configuration maximizing the performance of any given data transmission.

Our Smart Antenna switching algorithms can be applied to almost any type of antenna structure. Our Smart Antenna algorithms power intelligent switching between elements in multi-element antenna systems, however the technology can equally be applied to single element smart antenna systems whereby switching can be used to dynamically re-configure antenna patterns to maximize throughput and coverage for a given environment.

Our switched smart antenna solution focuses on delivering improvements in several key areas:

•	Quality of service. Delivering consistent bandwidth for real-time demands of video distribution or Voice over Internet Protocol, or VoIP, streaming content to tablets and other mobile devices.

•	Extended range. The ability to reliably connect devices at the maximum extent of the device.

•	Interference avoidance. The proliferation of Wi-Fi has led to considerable levels of RF interference. Smart “agile” antenna systems dynamically avoid interference sources and allow maximum throughput.

•	Per client optimization. Our Smart Antenna solutions are capable of analyzing individual client throughput, optimizing the antenna directionality and enhancing the throughput to individual clients.

We have a history of over 10 years of innovation in beamforming and smart antenna technology for the wireless networking market. We designed and patented some of the first commercially shipping smart antenna solutions for WLAN, and we continue to ship smart antenna systems today. We own a comprehensive portfolio of patents covering smart and embedded antennas, including smart antenna selection and switching. Our intellectual property, or IP, portfolio centers on antenna design and performance, and includes 67 issued patents and 87 pending patent applications covering smart antenna hardware and software solutions for Wi-Fi, LTE and MIMO applications.

We see growing opportunities for our Smart Antenna technology in the enterprise access point market and have developed antenna systems for both 802.11n and 802.11ac implementations. We provide hardware solutions to OEMs and consult with customer software teams to realize these benefits with software implementations ranging from a light application that delivers most of these benefits to a fully integrated software solution that maximizes the benefits of smart switching.

Our Growth Strategy

We continue to expand our product solutions and technology offerings and enter into new market segments within the home networking market. In our core carrier gateway and set-top box market, the transition to the 802.11ac standard continues to be a key driver to penetrating the market with our new antenna solutions. The shift toward Gigabit Wi-Fi 802.11ac is in the early stages and is creating increased demand for our solutions as the number of antennas per device increases substantially.

We plan to continue to drive into product segments outside our core home networking area, including growing opportunities in the enterprise AP, home security, smart TV, medical, and telematics markets. We plan to penetrate an increasing scope of target adjacent in-home wireless device applications such as home security, smart appliances, waterproof and solar outdoor wireless systems, as well as expanding our footprint in new markets for related antenna technologies such as enterprise, LTE, Bluetooth, ZigBee, and machine to machine, or M2M, applications. We have recent project wins and new customers in adjacent markets such as security cameras, smart remote controls, smart TVs, and sound bars and we anticipate continued growth of our share in these markets in the upcoming years.

The global smart TV market is expected to grow at a rate of over 30% over the coming years, driven by thinner, larger, curvier, brighter, and ever higher definition displays packed with bandwidth-hungry applications. There is an industry trend for the set-top-box/cable and OTT device function to move into the TV overtime that is making high performance wireless connectivity increasingly relevant for smart TVs. Consumers expect error free wireless 4K and UHD streaming to their smart TV’s which demands optimal performance Wi-Fi. We are experiencing a tremendous uptick in demand for antenna systems for 4K and UHD display TVs. As a key supplier to these next generation TVs, we are constantly developing new antenna solutions and shipping millions of integrated antenna systems for this segment per year. The favored location of antennas for these devices has traditionally been the edge of the screen bezel, however these existing locations for antennas are disappearing as the width of the screen bezel narrows to enable a wider viewing area, therefore new antenna systems and locations are needed to obtain optimal performance. We have experience designing and integrating antenna systems for large smart TV’s with optimal front of screen Wi-Fi coverage while providing the highest possible throughput performance.

The connected home market has seen an explosion of automation services and broadband-connected devices, making the demand for increased bandwidth and reliable connectivity more critical than ever before. We have created solutions for the quickly evolving home security market, including security gateways, window and door sensors, wireless keypads, and surveillance cameras. Our engineering team provides custom antenna solutions to support a variety of device constraints, including flexible antenna technology for curved and smaller form factors. We provide IP alarms and security camera solutions for one of the world’s leading providers of video surveillance products.

We have developed a series of multi-band LTE and WLAN antennas for small cell systems including Femto cells, pico cells, Wi-Fi hotspots, and community Wi-Fi systems, providing increased range and coverage. Designed for indoor and outdoor implementations, our small cell antenna designs provide high-gain, high-performance solutions for multi-frequency and multi-mode network deployments. This includes several designs based on our patented smart antenna technology that delivers increased coverage and operational stability. Our customized small cell antenna systems address a new and growing market opportunity outside of the core in-home area. This market is characterized with lower unit volumes, and higher antenna sell prices compared to the in-home antenna market.

We offer a comprehensive set of services for single- and multi-client Wi-Fi performance testing, characterization, and validation for wireless devices utilizing advanced MIMO configurations and technologies including WLAN, Bluetooth, ZigBee, Z-Wave, and more. Our service offering includes early stage system design, custom engineering support, and superior OTA testing services for service providers and OEMs. Our proprietary OTA testing process has established itself as an industry leader in wireless throughput enabling our service offering to create stickiness with customers as they depend on our testing services. We believe there is significant potential for growth of our service offering revenue, including through renewable service provider service contracts, and to further leverage this offering to customers and applications in adjacent markets.

We are planning to develop a new software product platform called Wi-Fi Assist, that will provide an intuitive embedded and cloud-based application for wireless device installation and diagnosis, targeting major providers of residential in-home data and media services, including carriers such as AT&T and Comcast. Feedback from our carrier customers has revealed there is a significant gap in this area, with no accurate and clearly defined applications or services available to support this market. The goal for Wi-Fi Assist is to create a software and subscription based source of revenue in a new but parallel market segment, leveraging and adding value to our service provider offerings and providing a means of further customer intimacy and entrenchment. Wi-Fi Assist is a management platform for life cycle management of 802.11n- and ac-based residential WLAN networks. This platform will provide a cost effective management solution that enables installers and service representatives to successfully deploy, monitor, trouble shoot, and report on residential wireless networks.

Our mission is to be the world’s leading supplier of smart and embedded antennas to the expanding wireless device and systems marketplace. The key elements of our strategy are listed below.

•	Expand our customer base within our core markets. We sold our products in 2015 to over 80 active accounts. We also have non-OEM/ODM or carrier and retail-focused customers accounting for more than 10% of our sales during the period from 2012 to 2015). In 2015, our top three customers accounted for approximately 28%, 15% and 12% of sales, respectively. Although the customers that pay for our products are often ODMs and distributors, it is primarily the OEMs, carriers and retail-focused end-customers that drive the selection of our solutions. While we have over 50 customers, we believe the market needs for our products and services are broad and growing.

•	Increase our sales to existing customers. Within our customer base, we offer solutions that are valued for performance and reliability. In many cases we are providing antenna solutions for an isolated subset of our customer’s wireless product portfolios. We plan to initiate targeted marketing campaigns to expand our solutions footprint—effectively to mine our existing customer base more effectively to expand our revenue on a per customer basis.

•	Expand geographically. We service markets domestically and internationally. In the United States we have a strong position with the carriers that supply in home residential wireless equipment; however, there is significant scope for expansion in international regions. The substantial majority of our sales are to ODMs and distributors based in China. However, for the year ended December 31, 2015, approximately 36% of the end-customers of our products, based on sales, are in North America and approximately 64% are outside of North America.

•	Innovate into new products and markets. Trends such as the IoT are driving an explosion of demand for wireless connectivity in new applications in and out of the home, including connected vehicles. Our technology and solutions are well suited to the majority of these high growth potential new markets. As an example, by 2020, BI Intelligence estimates that 75% of cars shipped globally will be built with the necessary hardware to allow people to stream music, look up movie times, be alerted of traffic and weather conditions, and even power driving-assistance services such as self-parking. The connected-car market is projected to grow at a five-year CAGR of 45%—ten times as fast as the overall car market. We also see new opportunities in M2M communications, LTE, Near Field Communications, Identification and Tracking via Radio Frequency Identification, or RFID, Personal Area Networks such as ZigBee, Z-Wave or Bluetooth, and other wireless communications methods and applications.

•	Focus on system performance and products with long lifecycles. We have sticky customer relationships with over 24% of our revenues in 2015 driven by customer programs exceeding 2 years on the market. Our antenna solutions are typically integrated into customers’ products at the design stage. Once an equipment manufacturer designs our antennas into its product offering, it becomes difficult to design us out of a device because changing antenna suppliers involves significant cost, time, effort, and usually re-certification of products. This is especially valuable in the service provider market, where product generations generally ship for two to three years before displacement by next-generation devices.

•	Acquire complementary technologies, assets and companies. The market for antenna solutions is diverse and fragmented. Opportunities arise for acquisition of technologies, assets and companies that would complement our business. We continue to consider acquisitions that will enable us to improve our strategic position and to take advantage of economies of scale through consolidation.

Customers

Our customers are global. The substantial majority of our sales are to ODMs and distributors based in China. However, for the year ended December 31, 2015, approximately 36% of the end-customers of our products, based on sales, are in North America. We generally work with Engineering, Product Management, Product Line Management, Product Marketing, Design, and similar groups to provide antenna solutions. While the sale of the product may be to an OEM or ODM, we also consider our customers to include chipset vendors and service providers. We market our design capabilities directly to chipset vendors and service providers to generate demand.

•	OEM (Original Equipment Manufacturer). We sell our products to OEM customers worldwide. These customers make many products including Wi-Fi access points and repeaters, set-top boxes, video gateways, and other wireless equipment found in homes, schools, businesses, and networks. Typically, these customers work with us to help overcome a specific performance issue, or to improve product performance against internal or external benchmarks. OEMs are also often mandated by service providers to select us.

•	ODM (Original Design Manufacturer). We sell our products to ODM customers worldwide with the vast majority being headquartered in Asia. These customers make many of the same products as the OEM customers, but they make these for sale to an OEM or service provider customer. Generally, ODM customers do not own all of the rights to the design and engineering assets of the products they produce and deliver. Historically, ODMs have been thought to focus primarily on cost; however, our ODM customers also emphasize performance and design flexibility when working on antenna selection and placement.

•	Chipset Vendors. We sell small quantities of our products directly to chipset vendors for their reference designs. Through our close working relationships with the leading chipset makers for the WLAN we have developed a significant level of expertise in the testing and evaluation of chipset reference designs and systems. Chipset vendors and Semiconductor manufacturers work with us to promote better integration and improved performance, and to create optimal reference designs. These customers help influence purchasing decisions with OEM and ODMs as their reference designs and associated Bills of Materials (BoM’s) and suppliers are usually closely replicated in production designs. This can also improve time-to-market for OEM and ODM customers.

•	Service Providers. We do not sell antennas directly to telecommunications and broadband service providers, but these companies often specify overall product performance, and sometimes use our wireless test and validation services. By working with the service providers, we are often written into the carrier’s specifications, which are sent to the OEM or ODM. Our antenna products are then shipped directly from our contract manufacturers to the device manufacturer. In doing so, we can have an impact on an OEM’s or ODM’s ability to hit certain performance levels. We have worked with service providers, and in some cases, we have sold testing equipment that mirrors the testing equipment and environment we use internally.

Sales and Marketing

Our sales and marketing organizations work together closely to improve market awareness, build a strong sales pipeline, and cultivate ongoing customer relationships to drive sales growth.

Sales

We sell our products to OEMs, ODMs, carriers and through manufactures for retail. Our global sales effort consists of direct and indirect sales teams, and indirect channel partners. Our direct sales team consists of inside sales personnel based in China and our outside field sales teams based in United States, Europe, Korea, China, and Taiwan. Our outside field sales teams consist of business, sales, account, and program managers, and field application engineers, or FAEs. Our indirect channel partners consist of value added resellers, distributors, engineering design companies and outside sales representatives.

We also use inside sales and field sales team managers to handle lead qualifications and larger or more complex transactions. Our FAEs report to these managers and help with technical support to existing customers. Our inside sales team is engaged in pre-sales, account management, distributor support, sales management, and creating partnership opportunities with third parties such as service providers and semiconductor manufacturers. They share responsibility as discussed above, and they can be assigned quotas and have defined sales territories and/or accounts. The sales process includes meeting and qualifying potential customers and actively participating in the planning stage of the devices they plan to bring to market. We intend to invest in our direct sales organization to drive greater market penetration.

Our indirect channel partners provide lead generation, pre-sales support, product fulfillment and, in certain circumstances, post-sales customer service and support. This channel partner network often co-sells with our inside sales and field sales teams. Our channel provides us with additional sales leverage by sourcing new prospects, providing technical support to existing customers, upselling for additional use cases and daily indexing capacities, and maintaining repeat business with existing customers. These channels provide added coverage to customers and prospects we cannot reach directly. The percentage of our sales from indirect channel partners was 39%, 19% and 28% in 2014 and 2015 and the three months ended March 31, 2016, respectively.

Marketing

Our marketing strategy is focused on building market awareness and acceptance of our products, and promoting our brand. We market our products directly to both prospective and existing customers. The marketing department is engaged in product management, product marketing, program management, corporate marketing, tradeshows and public speaking, development of our website and collateral material, and creating partnership opportunities with third parties, such as service providers and semiconductor manufacturers. Marketing emphasizes our competitive strengths, and provides input into the future direction of product development and customer profiles.

Our primary marketing initiatives include trade shows, industry events, industry reputation, and publications, including white papers and trade journals. We strategically choose the location and focus of each trade show based on each show’s prospectus, reputation, and audience attendees, allocating marketing funds to support shows annually in North America, Asia, and Europe. Those decisions aid with scheduling meetings with our target audience. These shows provide us with the opportunity to showcase our newest products and system designs, as well as set up meetings with current and potential OEM and ODM customers, carriers, and chipset partners. We provide updates to new products and discuss specific applications and technology while making sure to relay our specific messaging to our audience.

Competition

The embedded antenna market is highly competitive and is characterized by rapid technological change and evolving standards. Our principal competitors fall into three categories:

•	Direct competitors. Direct competitors include independent antenna companies, including Adant Technologies Inc., Antenova Ltd., Asian Creation Communications Factory, Ethertronics Inc., Fractus S.A., Baylin Technologies Inc., L-com, Inc., PCTEL, Inc., Pinyon Technologies Inc., Raylink Inc., Sunwave Communications Co., Ltd., Taoglas Limited, Wanshih Electronic Co. Ltd., and WHA YU Industrial Co., Ltd., among others. In addition, the barriers to entry for the antenna industry are low, and we expect new competitors to emerge in the future.

•	In-house Antenna Design and Engineering Teams. Several of our existing customers, including ODMs which design and build complete wireless devices, also have internal resources to design, engineer, and produce antenna solutions. In such cases, we compete against the captive resource of that ODM. Several ODMs, including Gemtek Technology Co. Ltd., Wistron Corporation, Foxconn Electronics Inc., and Arcadyan Technology Corporation, design, manufacture, and sell antennas, in direct competition with us.

•	Third-Party Custom Design and Engineering Companies. Some of our existing customers and prospects use outsourced engineering services to provide antenna solutions. In these cases, there may be short-term or long-term contractors who work to design, engineer, test, and manage production of an antenna solution. This can be done in conjunction with in-house design and engineering employees and resources.

The principal competitive factors in our market include:

•	Price and total cost of ownership as a result of reliability and performance issues;

•	Brand awareness and reputation;

•	Antenna performance, such as reliability, range, throughput;

•	Ability to integrate with other technology infrastructures;

•	Offerings across breadth of in-home wireless products;

•	Antenna design and testing capabilities;

•	Relationships with semiconductor/chipset vendors; and

•	Intellectual property portfolio.

We compete primarily based on antenna performance, our intellectual product portfolio, design and testing capabilities, and reputation. We believe we generally compete favorably on the basis of these factors. However, some of our existing and potential competitors may have advantages over us. Many of our competitors are significantly larger in scale than we are and have access to greater financial, technical, marketing, and other resources. In most instances, competition among these vendors creates some level of pricing pressure and forces us to lower prices below our established list prices. Many direct competitors compete based upon price, and some high-volume Asia-based competitors are prepared to operate at less than 20% gross product margins.

Manufacturing and Operations

We outsource the manufacturing of our antenna products to two contract manufacturers, or CMs, located in China. We work with CMs to purchase raw materials, assemble, test, and ship our antenna products. We perform quality assurance and testing at our California facilities.

We maintain a close direct relationship with these manufacturers to help ensure supply and quality meet our requirements. Although the contract manufacturing services required to manufacture and assemble our products can be satisfied by one of our CMs or may be readily available from several established manufacturers, it may be time consuming and costly to qualify and implement new contract manufacturer relationships. If our CMs suffer an interruption in their businesses, or experiences delays, disruptions, or quality control problems in their manufacturing operations, or we otherwise have to change or add additional contract manufacturers or suppliers, our ability to ship products to our customers could be delayed, and our business adversely affected. The CMs manufacture antenna products according to our design specification, materials specification, quality standards, and delivery requirements. We have full control and authority over the selection of materials, manufacturing processes, and inspection processes.

Research and Development

We invest considerable time and financial resources in research and development to enhance our antenna design and system integration capabilities, and conduct quality assurance testing to improve our technology. Our engineering team consists of engineers located in research, design, and test centers in California, the United Kingdom, China, and Taiwan. Our engineering team actively participates in research and development activities to expand our capabilities and target applications for the connected home market, adjacent in-home applications, connected vehicle, enterprise, and outdoor WLAN markets. We expect to continue to expand our product offerings and technology solutions in the future and to invest significantly in ongoing research and development efforts.

In the connected home, we are developing a series of antenna products for the home security market, including designs ranging from Z-Wave applications for door sensors to LTE designs for backhaul connections. We continue to architect and improve our antenna systems for our enterprise class smart antenna customers, as well as new high performance designs for the outdoor Wi-Fi and small cell markets. We are constantly reviewing alternative antenna designs for increasingly complex carrier gateway products, which are expanding beyond just delivering Wi-Fi to also include ZigBee, Z-Wave, DECT, and Bluetooth applications. Finally, we are engaged in the design and evaluation of antennas systems for next generation 802.11ac technology, including 8x8 reference designs.

Intellectual Property

We rely on patent, trademark, copyright and trade secrets laws, confidentiality procedures, and contractual provisions to protect our technology. As of July 27, 2016, we had 47 issued U.S. patents covering our embedded and smart antenna technology with expiration dates ranging from 2020 to 2032, and 88 patent applications pending for examination in the United States. We also have 22 issued patents and 5 pending patent applications for examination in non-U.S. jurisdictions (Europe, China and Japan) with expiration dates ranging from 2020 to

2037, which entail counterparts of U.S. utility patent applications. The patents consist of several broad areas, as summarized by the following four patent groups:

•	Methods of determining which antenna pattern to use;

•	Antenna pattern selection with multiple stations connected to access point;

•	Dynamically selected antennas for MIMO systems; and

•	Hardware implementations of switched directional antennas.

Taken together, these patents with priority dates as far back as November 2000, form both a barrier to competition and a licensable asset for customers in the MIMO arena.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or obtain and use information that we regard as proprietary. We generally enter into confidentiality agreements with our employees, consultants, vendors and customers, and generally limit access to and distribution of our proprietary information. However, we cannot assure you that the steps taken by us will prevent misappropriation of our technology. In addition, the laws of some foreign countries do not protect our proprietary rights to as great an extent as the laws of the United States, and many foreign countries do not enforce these laws as diligently as government agencies and private parties in the United States.

Our industry is characterized by the existence of many patents and frequent claims and related litigation regarding patent and other intellectual property rights. In particular, leading companies in the technology industry have extensive patent portfolios. Third parties, including certain of these leading companies, may in the future assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our customers.

Employees

As of June 30, 2016, we had approximately 33 employees in the United States and 5 in the United Kingdom, 23 of whom were primarily engaged in research and development, eight of whom were primarily engaged in sales and marketing and seven of whom were primarily engaged in operations and general and administration functions. In addition, we also have 10 employees based out of China whom primarily were engaged in sales and marketing. In addition, we contract directly with engineers and sales contractors domestically and internationally. None of our employees are covered by a collective bargaining agreement or represented by a labor union. We consider our relationship with our employees to be good.

Facilities

Our corporate headquarters occupy approximately 10,300 square feet in San Diego, California, under a lease that expires in June 2020. We also lease an approximately 3,500 square feet office in San Diego, California, a 4,300 square foot home facility in Rancho Santa Fe, California and a 3,900 square foot home facility in Rancho Santa Fe, California that are used as testing facilities. In addition, we lease office buildings in four locations outside of the United States in Shenzhen, China, Jiangsu Province, China, Shulin City, Taiwan, and Cambridgeshire, United Kingdom. We believe our facilities are suitable and sufficient to meet our current operating needs. We intend to add new facilities as we hire new employees, and we believe that the current headquarters in San Diego offers suitable additional space to accommodate such an expansion.

Legal Proceedings

From time to time, we may be a party to legal proceedings and subject to claims incident in the ordinary course of business. Although the results of litigation and claims cannot be predicted with certainty, we believe that the final outcome of these matters will not have a material adverse effect on our financial condition or business. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources, and other factors.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages, and positions of our executive officers and directors as of June 30, 2016.

Name	Age	Position
Executive Officers
Charles Myers(1)	54	President, Chief Executive Officer and Director
Leo Johnson	61	Chief Financial Officer
Glenn Selbo	54	Chief Operating Officer

Non-Employee Directors
Jim K. Sims(1)(2)	69	Chairman of the Board of Directors
Francis X. Egan(2)	60	Director
Frances Kordyback(3)	62	Director
Thomas A. Munro(1)(2)(3)	59	Director
Arthur M. Toscanini(3)	73	Director

(1)	Member of the Nominating and Corporate Governance Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.

Executive Officers

Charles Myers has served as our Chief Executive Officer and as a member of our board of directors since May 2011. Prior to joining Airgain, Mr. Myers served as a consultant in sourcing opportunities to private equity companies from 2009 to January 2011 and as the Acting Chief Executive Officer of the Wireless Business Unit at VeriSign, Inc., a Web domain names and Internet security company, from November 2007 to January 2009. Mr. Myers also served as Chief Executive Officer of Awarepoint, a developer of location based hardware and software for the healthcare industry, and Founder and Chief Executive Officer of NetworkCar, a wireless automotive technology company. Mr. Myers began his career with Science Applications International Corporation, a Fortune 500 company, where he rose to the position of Corporate Vice President. He holds a M.S. degree from Massachusetts Institute of Technology. Mr. Myers’ extensive knowledge of our business and prior executive management experience contributed to our board of directors’ conclusion that he should serve as a director of our company.

Leo Johnson has served as our Chief Financial Officer since July 2014. From December 2012 to June 2014, Mr. Johnson served as a consultant to us. From September 2001 to November 2011, Mr. Johnson held several financial positions at Verisign, Inc. including Director of Finance, a position he held since 2003. From 1998 to 2001, Mr. Johnson served as Chief Financial Officer at Planning Technologies, Inc., a professional services company focused on network infrastructure and architecture that was acquired by Red Hat Inc. Mr. Johnson holds a B.B.A. in Accounting from the University of Georgia, Athens, Georgia.

Glenn Selbo has served as our Chief Operating Officer since June 2012. He has been with the company since its inception in November 2003, serving as Vice President, Business Development and Marketing from October 2006 to June 2012 and Vice President, Sales & Marketing from January 2004 to October 2006. Previously, Mr. Selbo served as Senior Director of Sales and Marketing for Powerwave Technologies, where he oversaw marketing and product management activities for cellular power amplifier solutions and as Vice President of Strategic Marketing for Wireless Facilities, a wireless network services firm. Mr. Selbo also served as Vice President of Marketing for VoltDelta, an application service provider in the wireless space, and Director of Global Market Development for Unisys Corporation. Mr. Selbo began his wireless career with AirTouch Communications, where he held several marketing and business development positions in the company’s U.S. and international operations. Mr. Selbo received his M.B.A. from the University of Southern California and B.A. in Finance from California State University, Fullerton.

Board of Directors

Jim K. Sims has served as our chairman of the board of directors since November 2003. Mr. Sims has served as the Chairman and Chief Executive Officer of GEN3 Partners, a consulting company that specializes in science-based technology development, since 1999, and as General Partner of its affiliated private equity investment fund, GEN3 Capital I, LP, since 2005. Mr. Sims founded Silicon Valley Data Science in 2012 and Cambridge Technology Partners in 1991. Prior to Cambridge Technology Partners, Mr. Sims also founded Concurrent Computer Corporation. Mr. Sims currently serves on the board of directors of various private companies including EPAY Systems, Inc., Connections 365, Inc. and Bright Volt, Inc. and has previously served on the board of directors of public companies including Cambridge Technology Partners, RSA Security, Inc. and Electronic Data Systems Corporation. Mr. Sims’ extensive experience as a director of numerous public and private companies, as well as his extensive experience as a founder and venture capital investor in the technology industry, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Francis X. Egan has served on our board of directors since May 2010. Mr. Egan currently serves as a Managing Director of GEN3 Capital, a position he has held since 2005. Mr. Egan also currently serves as the Managing Director of Northwater Capital, Inc., an intellectual property focused venture capital company, a position he has held since 2006. Prior to GEN3 Capital, Mr. Egan served as Executive Vice President with PaineWebber (UBS), Kemper Securities Inc. and Dain Rauscher Wessels. Mr. Egan currently serves on the board of directors of various private companies including Arctic Sand Technologies, Inc., Aquilon Energy Services, Inc., One Chip Photonics, EPAY Systems, Red Wave Energy, Inc., MTPV Power Corporation, Ioxus, Inc., ThinkVine, Inc., R3 Fusion, Inc., Legend 3D, Inc., Skyonic Corp., Solicore, Inc. and Specialists on Call. Mr. Egan holds a B.A. from Marquette University, Milwaukee, Wisconsin. Mr. Egan’s extensive experience as a venture capital investor in the technology industry, as well as his extensive experience as a board member of numerous companies, contributed to our board of directors’ conclusion that he should serve as a director of our company.

Frances Kordyback has served on our board of directors since November 2005. Ms. Kordyback is a Managing Director of Northwater Capital Management Inc., a position she has held since January 2005. Prior to Northwater Capital Management, she served as the Managing Director of CCFL Parklea Capital Inc. from January 2003 to December 2004. Ms. Kordyback was a partner in Plaxton & Co. Limited from February 1999 to December 2001. Ms. Kordyback represents Northwater Capital Management on the boards of private portfolio companies, such as General Compression Inc., Unique Solutions Design Ltd. and Noble Biomaterials, Inc. Ms. Kordyback holds a Bachelor of Mathematics from the University of Waterloo. Ms. Kordyback’s experience as a venture capitalist investing in the technology industry and serving on the boards of multiple technology companies contributed to our board of directors’ conclusion that she should serve as a director of our company.

Thomas A. Munro has served on our board of directors since 2004. Mr. Munro is the Chief Executive Officer of Verimatrix, Inc., an Internet security technology company, a position he has held since April 2005. Prior to Verimatrix, Mr. Munro was the President of Wireless Facilities from 2001 to 2003 and Chief Financial Officer from 1997 to 2001. Previously, he was the Chief Financial Officer of Precision Digital Images from 1994 to 1995 and MetLife Capital Corporation from 1992 to 1994. Mr. Munro currently serves on the board of directors of BandwidthX, Inc., a private company, and previously served on the board of directors of private companies Kineticom, Inc. and CommNexus. Mr. Munro holds a B.A. in business and an M.B.A. from the University of Washington. Mr. Munro’s extensive knowledge of our business and history and experience in the wireless technology industry contributed to our board of directors’ conclusion that he should serve as a director of our company.

Arthur M. Toscanini has served on our board of directors since 2005. Mr. Toscanini is the Chief Financial Officer of GEN3 Partners, a position he has held since 2000. Prior to GEN3 Partners, he was with Cambridge Technology Partners from 1991 to 2000, where he served as the Chief Financial Officer. Mr. Toscanini also served as Vice President and Controller of Concurrent Computer Corporation from 1986 to 1991. Prior to Concurrent Computer Corporation, he worked at Perkin-Elmer Data Systems Group. Mr. Toscanini currently serves on the board of directors of various private companies, including Specialists On Call and EPAY Systems. He holds a B.A. in accounting from Pace University and an M.A. in management from Monmouth University. Mr. Toscanini’s extensive knowledge of our business and experience as a chief financial officer contributed to our board of directors’ conclusion that he should serve as a director of our company.

Board Composition and Election of Directors

Director Independence

Our board of directors consists of six members. Our board of directors has determined that Thomas A. Munro is an independent director in accordance with the listing requirements of The NASDAQ Capital Market. The NASDAQ independence definition includes a series of objective tests, including that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his family members has engaged in various types of business dealings with us. In addition, as required by NASDAQ rules, our board of directors has made a subjective determination as to each independent director that no relationships exist, which, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s business and personal activities and relationships as they may relate to us and our management. There are no family relationships among any of our directors or executive officers.

Classified Board of Directors

In accordance with the terms of our certificate of incorporation that will go into effect prior to the closing of this offering, our board of directors will be divided into three classes with staggered, three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Effective upon the closing of this offering, our directors will be divided among the three classes as follows:

•	the Class I directors will be Jim K. Sims and Charles Myers, and their terms will expire at our first annual meeting of stockholders following this offering;

•	the Class II directors will be Francis X. Egan and Arthur M. Toscanini, and their terms will expire at our second annual meeting of stockholders following this offering; and

•	the Class III directors will be Frances Kordyback and Thomas A. Munro, and their terms will expire at our third annual meeting of stockholders following this offering.

Our certificate of incorporation that will go into effect prior to the closing of this offering will provide that the authorized number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change in control of our company. Our directors may be removed only for cause by the affirmative vote of the holders of at least two thirds of our outstanding voting stock then entitled to vote in the election of directors.

Board Leadership Structure

Our board of directors is currently led by its chairman, Jim K. Sims. Our board of directors recognizes that it is important to determine an optimal board leadership structure to ensure the independent oversight of management as the company continues to grow. We separate the roles of chief executive officer and chairman of the board in recognition of the differences between the two roles. The chief executive officer is responsible for setting the strategic direction for the company and the day-to-day leadership and performance of the company, while the chairman of the board of directors provides guidance to the chief executive officer and presides over meetings of the full board of directors. We believe that this separation of responsibilities provides a balanced approach to managing the board of directors and overseeing the company.

Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.

Role of Board in Risk Oversight Process

Our board of directors has responsibility for the oversight of the company’s risk management processes and, either as a whole or through its committees, regularly discusses with management our major risk exposures, their potential impact on our business and the steps we take to manage them. The risk oversight process includes receiving regular reports from board committees and members of senior management to enable our board to understand the company’s risk identification, risk management and risk mitigation strategies with respect to areas of potential material risk, including operations, finance, legal, regulatory, strategic and reputational risk.

The audit committee reviews information regarding liquidity and operations, and oversees our management of financial risks. Periodically, the audit committee reviews our policies with respect to risk assessment, risk management, loss prevention and regulatory compliance. Oversight by the audit committee includes direct communication with our external auditors, and discussions with management regarding significant risk exposures and the actions management has taken to limit, monitor or control such exposures. The compensation committee is responsible for assessing whether any of our compensation policies or programs has the potential to encourage excessive risk-taking. While each committee is responsible for evaluating certain risks and overseeing the management of such risks, the entire board is regularly informed through committee reports about such risks. Matters of significant strategic risk are considered by our board as a whole.

Board Committees and Independence

Our board has established three standing committees—audit, compensation and nominating and corporate governance – each of which operates under a charter that has been approved by our board.

Audit Committee

The audit committee’s main function is to oversee our accounting and financial reporting processes and the audits of our financial statements. This committee’s responsibilities include, among other things:

•	appointing our independent registered public accounting firm;

•	evaluating the qualifications, independence and performance of our independent registered public accounting firm;

•	approving the audit and non-audit services to be performed by our independent registered public accounting firm;

•	reviewing the design, implementation, adequacy and effectiveness of our internal accounting controls and our critical accounting policies;

•	discussing with management and the independent registered public accounting firm the results of our annual audit and the review of our quarterly unaudited financial statements;

•	reviewing, overseeing and monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

•	reviewing on a periodic basis, or as appropriate, any investment policy and recommending to our board any changes to such investment policy;

•	reviewing any earnings announcements and other public announcements regarding our results of operations;

•	preparing the report that the SEC requires in our annual proxy statement;

•	reviewing and approving any related party transactions and reviewing and monitoring compliance with our code of conduct and ethics; and

•	reviewing and evaluating, at least annually, the performance of the audit committee and its members including compliance of the audit committee with its charter.

The members of our audit committee are Mr. Toscanini, Ms. Kordyback and Mr. Munro. Mr. Toscanini serves as the chairperson of the committee. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and The NASDAQ Capital Market. Our board of directors has determined that Mr. Toscanini is an “audit committee financial expert” as defined by applicable SEC rules and has the requisite financial sophistication as defined under the applicable NASDAQ rules and regulations. Our board of directors has determined that Mr. Munro is independent under the applicable rules of the SEC and The NASDAQ Capital Market. Under the applicable NASDAQ Capital Market rules, we are permitted to phase in our compliance with the independent audit committee requirements of The NASDAQ Capital Market on the same schedule as we are permitted to phase in our compliance with the independent audit committee requirements pursuant to Rule 10A-3 under the Exchange Act which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. We will comply with the phase-in requirements of the NASDAQ Capital Market rules and within one year of our listing on the NASDAQ Capital Market, all members of our audit committee will be independent under NASDAQ rules and Rule 10A-3. Upon the listing of our common stock on The NASDAQ Capital Market, the audit committee will operate under a written charter that satisfies the applicable standards of the SEC and The NASDAQ Capital Market.

Compensation Committee

Our compensation committee approves, or recommends to our board of directors, policies relating to compensation and benefits of our officers and employees. The compensation committee approves, or recommends to our board of directors, corporate goals and objectives relevant to the compensation of our Chief Executive Officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives and approves, or recommends to our board of directors, the compensation of these officers based on such evaluations. The compensation committee also approves, or recommends to our board of directors, the issuance of stock options and other awards under our equity plan. The compensation committee will review and evaluate, at least annually, the performance of the compensation committee and its members, including compliance by the compensation committee with its charter.

The members of our compensation committee are Mr. Munro, Mr. Egan and Mr. Sims. Mr. Munro serves as the chairperson of the committee. Our Board has determined that Mr. Munro is independent under the applicable rules and regulations of The NASDAQ Capital Market and is a “non-employee director” as defined in Rule 16b-3 promulgated under the Exchange Act. Our Board has determined that each of the members of our compensation committee is an “outside director” as that term is defined in Section 162(m) of the U.S. Internal Revenue Code of 1986, as amended, or Section 162(m). Under the applicable NASDAQ Capital Market rules, we are permitted to phase in our compliance with the independent compensation committee requirements of the NASDAQ Capital Market which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. We will comply with the phase-in requirements of the NASDAQ Capital Market rules and within one year of our listing on the NASDAQ Capital Market, all members of our compensation committee will be independent under NASDAQ rules. Upon the listing of our common stock on The NASDAQ Capital Market, the compensation committee will operate under a written charter, which the compensation committee will review and evaluate at least annually.

Nominating and Corporate Governance Committee

The nominating and corporate governance committee is responsible for assisting our board of directors in discharging the board’s responsibilities regarding the identification of qualified candidates to become board members, the selection of nominees for election as directors at our annual meetings of stockholders (or special meetings of stockholders at which directors are to be elected), and the selection of candidates to fill any vacancies on our board of directors and any committees thereof. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance policies, reporting and making recommendations to our board of directors concerning governance matters and oversight of the evaluation of our board of directors. The members of our nominating and corporate governance committee are Mr. Sims, Mr. Munro and Mr. Myers. Mr. Sims serves as the chairman of the committee. Our board has determined that Mr. Munro is independent under the applicable rules and regulations of The NASDAQ Capital Market relating to nominating and corporate governance committee independence. Under the applicable NASDAQ Capital Market rules, we are permitted to phase in our compliance with the independent nominating and corporate governance committee requirements of the NASDAQ Capital Market which require: (1) one independent member at the time of listing, (2) a majority of independent members within 90 days of listing and (3) all independent members within one year of listing. We will comply with the phase-in requirements of the NASDAQ Capital Market rules and within one year of our listing on the NASDAQ Capital Market, all members of our nominating and corporate governance committee will be independent under NASDAQ rules. Upon the listing of our common stock on The NASDAQ Capital Market, the nominating and corporate governance committee will operate under a written charter, which the nominating and corporate governance committee will review and evaluate at least annually.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee has ever been one of our officers or employees. None of our executive officers currently serves, or has served, as a member of the board of directors or compensation committee of any entity that has one or more executive officers serving as a member of our board of directors or compensation committee.

Board Diversity

Upon the closing of this offering, our nominating and corporate governance committee will be responsible for reviewing with the board of directors, on an annual basis, the appropriate characteristics, skills and experience required for the board of directors as a whole and its individual members. In evaluating the suitability of individual candidates (both new candidates and current members), the nominating and corporate governance committee, in recommending candidates for election, and the board of directors, in approving (and, in the case of vacancies, appointing) such candidates, will take into account many factors, including the following:

•	personal and professional integrity, ethics and values;

•	experience in corporate management, such as serving as an officer or former officer of a publicly-held company;

•	experience as a board member or executive officer of another publicly-held company;

•	strong finance experience;

•	diversity of expertise and experience in substantive matters pertaining to our business relative to other board members;

•	diversity of background and perspective, including, but not limited to, with respect to age, gender, race, place of residence and specialized experience;

•	experience relevant to our business industry and with relevant social policy concerns; and

•	relevant academic expertise or other proficiency in an area of our business operations.

Currently, our board of directors evaluates, and following the closing of this offering will evaluate, each individual in the context of the board of directors as a whole, with the objective of assembling a group that can best maximize the success of the business and represent stockholder interests through the exercise of sound judgment using its diversity of experience in these various areas.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. Upon the closing of this offering, our code of business conduct and ethics will be available under the Investor Relations—Corporate Governance section of our website at www.airgain.com. In addition, we intend to post on our website all disclosures that are required by law or the listing standards of The NASDAQ Capital Market concerning any amendments to, or waivers from, any provision of the code. The reference to our website address does not constitute incorporation by reference of the information contained at or available through our website, and you should not consider it to be a part of this prospectus.

EXECUTIVE COMPENSATION

This section discusses the material components of the executive compensation program for our executive officers who are named in the “Summary Compensation Table” below. In 2015, our “named executive officers” and their positions were as follows:

•	Charles Myers, President and Chief Executive Officer;

•	Leo Johnson, Chief Financial Officer; and

•	Glenn Selbo, Chief Operating Officer.

This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the closing of this offering may differ materially from the currently planned programs summarized in this discussion.

Summary Compensation Table

The following table presents information regarding compensation earned by or awards to our named executive officers during 2014 and 2015.

Name and Principal Position	Year	Salary($)		Bonus($)	Stock Awards($)(1)	Option Awards($)(2)	Non-Equity Incentive Plan Compensation($)	All Other Compensation($)(3)	Total($)
Charles Myers,	2015	310,000		260,000	—	110,000	—	522,696	1,202,696
President, Chief Executive Officer and Director	2014	310,000		175,000	574,033	—	—	20,000	1,079,033

Leo Johnson,	2015	225,000		125,000	—	—	—	—	350,000
Chief Financial Officer	2014	261,750	(4)	85,000	—	90,000	—	—	436,750

Glenn Selbo,	2015	225,000		125,000	—	15,000	—	—	365,000
Chief Operating Officer	2014	225,000		85,000	—	58,050	—	—	368,050

(1)	Amounts reflect the full grant-date fair value of stock awards granted during the relevant fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in Note 11 to the audited financial statements for the year ended December 31, 2015 contained elsewhere in this prospectus. The performance objectives to which the vesting of the performance-based restricted stock awards granted during 2015 to Messrs. Johnson and Selbo were subject were not deemed probable of achievement as of the date of grant and no grant date fair value was attributed to those awards as of that date. The full grant date fair value of such awards, assuming achievement of the applicable performance objectives at maximum levels, was as follows: Mr. Johnson, $35,000; and Mr. Selbo, $65,000.
(2)	Amounts reflect the full grant-date fair value of stock options granted during the relevant fiscal year computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in Note 11 to the audited financial statements for the year ended December 31, 2015 contained elsewhere in this prospectus. The performance objectives to which the vesting of the performance-based stock option awards granted during 2015 to Messrs. Myers and Selbo were subject were not deemed probable of achievement as of the date of grant and no grant date fair value was attributed to those awards as of that date. The full grant date fair value of such awards, assuming achievement of the applicable performance objectives at maximum levels, was as follows: Mr. Myers, $30,000; and Mr. Selbo, $15,000.
(3)	For 2014, represents supplemental health insurance provided for Mr. Myers at our expense. For 2015, includes $266,282 for the forgiveness by us of a loan to Mr. Myers, a gross-up payment of $236,414 for taxes arising from the forgiveness of the loan, $5,500 paid for an annual executive medical program for Mr. Myers, $5,000 paid for health club dues and a personal trainer for Mr. Myers, and $9,500 in annual reimbursements for Mr. Myers’ vehicle payments, and the costs of maintenance and operation of such vehicle.
(4)	Represents consulting fees paid to Mr. Johnson for services rendered 2014 until July 28, 2014. Mr. Johnson served as a consultant to the company prior to July 28, 2014, when he commenced full-time employment as our Chief Financial Officer.

Narrative Disclosure to Compensation Tables

Employment and Consulting Agreements

We have entered into employment agreements with each of our executive officers.

Employment Agreement with Mr. Myers

Pursuant to his employment agreement, effective for 2014, Mr. Myers is entitled to an annual base salary of $310,000 and a target annual bonus in the amount of 75% of his annual base salary. In connection with the execution of his employment agreement, on March 1, 2014, Mr. Myers received a grant of 260,924 shares of restricted common stock, all of which fully vested as of March 31, 2015. We provided a loan to Mr. Myers of $266,282 for the payment of federal and state income taxes payable by him as a result of the issuance of the restricted stock, which loan was evidenced by a promissory note secured by a pledge of the shares. During the year ended December 31, 2015, we forgave the loan and provided Mr. Myers with a gross-up payment of $236,414 for taxes on the loan forgiveness.

Pursuant to his employment agreement, Mr. Myers is entitled to receive a one-time cash retention bonus (the “Retention Bonus”) in the amount of $500,000 on the date of the closing of this offering, provided he continues to be an employee through such date. In the event of (1) Mr. Myers’ death, (2) Mr. Myer’s termination of employment by reason of his disability, (3) Mr. Myers’ termination of employment without cause, or (4) Mr. Myers’ resignation for good reason, he will be entitled to receive the Retention Bonus in a lump sum cash payment. In addition, in the event of a change in control (as defined below) prior to the date of the closing of this offering, Mr. Myers will be entitled to receive the Retention Bonus on the date of such change in control.

Pursuant to the employment agreement with Mr. Myers, if we terminate his employment without cause (as defined below) or he resigns for good reason (as defined below), he is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 12 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that he has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination; (4) a lump sum cash payment in an amount equal to 12 multiplied by the monthly premium payable by Mr. Myers (or by us on his behalf) for disability insurance under our disability insurance plans in which Mr. Myers was participating immediately prior to the date of termination, payable in a lump sum on the date that is thirty (30) days following the date of termination; (5) continuation of health benefits at our expense for a period of 12 months following the date of termination; and (6) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

In the event Mr. Myers termination without cause or resignation for good reason occurs within 12 months following a change in control, he is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 18 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his target bonus for the year in which the termination of his employment occurs; (4) continuation of health benefits at our expense for a period of 18 months following the date of termination; (5) a lump sum cash payment in an amount equal to 18 multiplied by the monthly premium payable by Mr. Myers (or by us on his behalf) for disability insurance under our disability insurance plans in which Mr. Myers was participating immediately prior to the date of termination, payable in a lump sum on the date that is thirty (30) days following the date of termination; and (6) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

If Mr. Myers’ employment is terminated as a result of his death or following his permanent disability, Mr. Myers or his estate, as applicable, is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that he has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination; and (3) as described above, the automatic acceleration of the vesting and exercisability of his restricted stock award.

Employment Agreements with Messrs. Johnson and Selbo

Pursuant to his employment agreement, Mr. Selbo is entitled to an annual base salary of $225,000, and a target annual bonus in the amount of 50% of his annual base salary. Mr. Johnson entered into his employment agreement effective July 28, 2014, the date he commenced employment with us. Pursuant to his employment agreement, Mr. Johnson is entitled to an annual base salary of $225,000 and a target annual bonus in the amount of 50% of his annual base salary. Pursuant to their employment agreements, if we terminate such officer’s employment without cause (as defined below) or such officer resigns for good reason (as defined below), the executive officer is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 6 months of his base salary as in effect immediately prior to the date of termination; and (3) continuation of health benefits at our expense for a period of 6 months following the date of termination.

In the event an officer’s termination without cause or resignation for good reason occurs within 12 months following a change in control, the executive officer is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; (2) a lump sum cash payment in an amount equal to 12 months of his base salary as in effect immediately prior to the date of termination; (3) a lump sum cash payment in an amount equal to his target bonus for the year in which the termination of his employment occurs; (4) continuation of health benefits at our expense for a period of 18 months following the date of termination; and (5) the automatic acceleration of the vesting and exercisability of outstanding unvested stock awards.

If an officer’s employment is terminated as a result of his death or following his permanent disability, the executive officer or his estate, as applicable, is entitled to the following payments and benefits: (1) his fully earned but unpaid base salary through the date of termination at the rate then in effect, plus all other amounts under any compensation plan or practice to which he is entitled; and (2) a lump sum cash payment in an amount equal to his “earned” bonus for the calendar year during which his date of termination occurs calculated as of the date of termination (wherein “earned” means that the executive officer has met the applicable bonus metrics as of date of such termination, as determined by the board of directors), prorated for such portion of the calendar year during which such termination occurs that has elapsed through the date of termination.

Defined Terms Applicable to Executive Employment Agreements

For purposes of the executive employment agreements, “cause” generally means an executive officer’s (1) material breach of his employment agreement, his confidentiality and inventions assignment agreement or the definitive agreements relating to his stock option awards; (2) continued substantial and material failure or refusal to perform according to, or to comply with, the policies, procedures or practices established by us; (3) appropriation (or attempted appropriation) of a material business opportunity of the company, including attempting to secure or securing any personal profit in connection with any transaction entered into on our behalf; (4) misappropriation (or attempted appropriation) of any of our funds or property of any kind; (5) willful gross misconduct; or (6) conviction of a felony involving moral turpitude that is likely to inflict or has inflicted material injury on our business; provided, however, that except for Cause being the result of item (6) above, we will provide written notice to the executive officer, which notice specifically identifies the nature of the alleged cause claimed by us with enough specificity for the executive officer to be able to cure, and the executive officer will have 15 days to cure the purported ground(s) for cause.

For purposes of the executive employment agreements, “good reason” generally means (1) a material reduction in the executive officer’s authority, duties or responsibilities relative to the executive officer’s authority, duties or responsibilities in effect immediately prior to such reduction; as set forth in his employment agreement; (2) a material reduction in the executive officer’s annual base salary (or, for Mr. Myers, his target cash compensation; (3) a relocation of the executive officer’s or our principal executive offices to a location outside of San Diego County, if the executive officer’s principal office is at such offices; (4) any material breach by us or any successor or affiliate of obligations to the executive officer under the employment agreement; or (5) for Mr. Myers, the assignment to him of any duties materially inconsistent with his status as an executive officer.

For purposes of the employment agreements, “change in control” generally means (1) any “person” (as such term is used in Sections 13(d) and 14(d) of the Exchange Act) (other than us, any of our subsidiaries, or any existing shareholder) becomes the “beneficial owner” (as defined in Rule 13d-3 of the Exchange Act), directly or indirectly, of our securities representing 50% or more of the total voting power represented by our then outstanding voting securities, (2) the consummation of the sale, liquidation or disposition by us of all or substantially all of our assets, (3) the consummation of a merger, consolidation, reorganization or other similar transaction involving us, in each case in which our voting securities outstanding immediately prior thereto do not continue to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) at least 50% of the power represented by our voting securities or such surviving entity or its parent outstanding immediately after such transaction, or (4) for Mr. Myers, during any period of two consecutive years, individuals who, at the beginning of such period, constitute the board of directors together with any new director(s) (other than a director designated by a person who shall have entered into an agreement with us to effect a transaction described in clause (1) or (3) of this definition) whose election by the board of directors or nomination for election by our shareholders was approved by a vote of at least a majority of the directors then still in office who either were directors at the beginning of the two-year period or whose election or nomination for election was previously so approved, cease for any reason to constitute a majority thereof.

Consulting Agreement with Mr. Johnson

In December 2012, we entered into a consulting agreement with Mr. Johnson. The agreement was not for a specified term and was subject to termination by either party upon thirty days’ notice. Pursuant to the agreement, we paid Mr. Johnson $25,000 per month for his services. This agreement terminated upon Mr. Johnson’s commencement of employment with us on July 28, 2014 pursuant to his employment agreement described above.

Annual Cash Bonus

For 2015, Mr. Myers, Mr. Johnson and Mr. Selbo were eligible for target bonuses equal to 75%, 50% and 50% of their respective base salaries. The executives’ bonuses for 2015 were determined in the discretion of our board of directors based on its subjective assessment of both our corporate performance and their individual performance. Based on this assessment, our board of directors determined to award Mr. Myers a bonus of $260,000 for 2015, representing 84% of his base salary for 2015, determined to award Mr. Johnson a bonus of $125,000, representing 56% of his base salary for 2015, and determined to award Mr. Selbo a bonus of $125,000, representing 56% of his base salary for 2015.

Equity Compensation

We primarily offer stock options to our named executive officers as the long-term incentive component of our compensation program. Our stock options allow employees to purchase shares of our common stock at a price per share equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms from time to time. Generally, the stock options we grant vest over four years, subject to the employee’s continued employment with us on the vesting date. We also, when appropriate, grant restricted stock to our executives.

Pursuant to his employment agreement on August 27, 2014, Mr. Johnson received a stock option to purchase 50,000 shares of our common stock. The option vests over two years, with 25% of the shares subject to the option vested immediately on the date of grant and the remainder vesting in equal monthly installments over a period of two years following his commencement of employment, subject to his continued employment with us on each vesting date. The options were originally granted with an exercise price per share of $4.20, which was equal to the fair market value per share of our common stock at the time of the grant, as determined pursuant to an independent third party valuation. The option has a term of ten years from the date of grant. In March 2015, the option was amended to reduce the exercise price per share to $2.00 per share, which represented the fair market value per share of our common stock at the time of such amendment, as determined pursuant to an independent third party valuation.

In March 2015, each of Mr. Myers and Mr. Selbo received additional stock option awards. The options were granted with an exercise price per share of $2.00, which was equal to the fair market value per share of our common stock at the time of the grant, as determined pursuant to an independent third party valuation. The options have a term of ten years from the date of grant. Mr. Myers was granted time-based stock options to purchase 80,000 shares of our common stock, of which 75,000 were fully vested on the date of grant and 5,000 vested on March 31, 2015. Mr. Myers received a second time-based stock option to purchase 25,000 shares of our common stock, which stock option vests over four years, with 25% of the shares subject to the option vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments over a period of three years thereafter, subject to his continued employment with us on each vesting date. The time-based options will vest on an accelerated basis in the event of a change in control, or in the event of Mr. Myers’ termination of employment by us without cause (as defined in his employment agreement), his resignation for good reason (as defined in his employment agreement), his death or his termination of employment by reason of his disability (as defined in his employment agreement). Mr. Selbo was granted 12,500 time-based stock options, which also vest over four years.

Mr. Myers also received performance-based stock options to purchase 25,000 shares of our common stock, which stock option vests over four years, with 25% of the shares subject to the option vested immediately on the date of grant and the remainder vesting in equal monthly installments over a period of three years thereafter, subject to his continued employment with us on each vesting date; provided, however, that the number of shares subject to the option that would have been eligible to vest in accordance with the foregoing schedule were to be determined based on our revenues for 2015 in accordance with the following table (with results were to be interpolated between the listed data points):

2015 Revenues	Percentage of Options Eligible to Vest
Below $28M	0%
$28M	50%
$30M	75%
$32M	100%

Notwithstanding the foregoing, the vesting eligible shares subject to the option would have become fully vested and exercisable in the event of a change in control; provided that, to the extent such change in control occurred during 2015, Mr. Myers would have vested in 100% of the shares subject to the option on the date of such change in control. In addition, the vesting eligible shares would have become fully vested and exercisable in the event of Mr. Myers’ termination of employment by us without cause (as defined in his employment agreement), his resignation for good reason (as defined his employment agreement), his death or his termination of employment by reason of his disability (as defined in his employment agreement); provided that, to the extent such termination of employment occurred during 2015, Mr. Myers would have vested in 100% of the shares subject to the option on the date of such termination of employment. Because we did not meet the foregoing revenue target for 2015, all of the options were forfeited on December 31, 2015.

Mr. Selbo also received performance-based stock options to purchase 12,500 shares of our common stock, which stock option vests over four years, with 25% of the shares subject to the option vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments over a period of three years thereafter, subject to his continued employment with us on each vesting date; provided, however, that the number of shares subject to the option that would have been eligible to vest in accordance with the foregoing schedule were to be determined based on our revenues for 2015 in accordance with the following table (with results to be interpolated between the listed data points):

2015 Revenues	Percentage of Options Eligible to Vest
Below $28M	0%
$28M	50%
$30M	75%
$32M	100%

Notwithstanding the foregoing, if a change in control occurred during 2015, 100% of the shares subject to the option would have been deemed to be vesting eligible shares and would have been eligible to vest in accordance with the foregoing time-based schedule and the foregoing performance vesting provisions would have ceased to apply. The vesting eligible shares would have become fully vested and exercisable in the event of Mr. Selbo’s termination of employment by us without cause (as defined in Mr. Selbo’s employment agreement) or his resignation for good reason (as defined Mr. Selbo’s employment agreement), in each case following a change in control. Because we did not meet the foregoing revenue target for 2015, all of the options were forfeited on December 31, 2015.

Also in March 2015, each of Mr. Selbo and Mr. Johnson received performance-based restricted stock awards with respect to 32,500 and 17,500 shares, respectively. The shares would have vested on the date that is six months and one day following the closing date of an initial public offering (provided such offering occurred on or before December 31, 2015), subject to the recipient’s continued employment or service to us on such vesting date. Notwithstanding the foregoing, the shares would have become fully vested and exercisable in the event of a change in control prior to December 31, 2015. In addition, the shares would have become fully vested and exercisable in the event of the employee’s termination of employment by us without cause (as defined in his employment agreement), or his resignation for good reason (as defined his employment agreement), in each case following the closing of the initial public offering. As of December 31, 2015, these shares were forfeited.

Stock awards granted to our named executive officers may be subject to accelerated vesting in certain circumstances. For additional discussion, please see “—Employment Agreements” above and “—Change in Control Benefits” below.

Our board of directors has adopted, and our stockholders have approved, a 2016 Incentive Award Plan, referred to below as the 2016 Plan, in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of its affiliates and to enable our company and certain of its affiliates to obtain and retain services of these individuals, which is essential to our long-term success. For additional information about the 2016 Plan, please see the section titled “Incentive Award Plans” below.

Other Elements of Compensation

Retirement Plans

We currently maintain a 401(k) retirement savings plan that allows eligible employees to defer a portion of their compensation, within limits prescribed by the Internal Revenue Code, or the Code, on a pre-tax basis through contributions to the plan. Our named executive officers are eligible to participate in the 401(k) plan. We may make discretionary matching contributions under the 401(k) plan, but we have not done so to date. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan adds to the overall desirability of our executive compensation package and further incentivizes our named executive officers in accordance with our compensation policies.

Employee Benefits and Perquisites

Our named executive officers are eligible to participate in our health and welfare plans. In addition, pursuant to his employment agreement, Mr. Myers is entitled to receive the following additional benefits with an aggregate annual cost not to exceed $20,000: (1) annual executive medical program; (2) health club dues/personal trainer; and (3) reimbursement of monthly vehicle payment, plus the costs of maintenance and operation of such vehicle. We do not provide our named executive officers with any other perquisites or other personal benefits.

Change in Control Benefits

Our named executive officers may become entitled to certain benefits or enhanced benefits in connection with a change in control of our company. Each of our named executive officers’ employment agreements entitles them to accelerated vesting of all outstanding equity awards, as well as certain other benefits, upon a change in control of our company. For additional discussion, please see “—Employment Agreements” above.

Outstanding Equity Awards at the End of 2015

The following table summarizes the number of shares of common stock underlying outstanding equity incentive plan awards for each named executive officer as of December 31, 2015.

		Option Awards							Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options(#) Exercisable(1)		Number of Securities Underlying Unexercised Options(#) Unexercisable(1)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options(#)		Option Exercise Price($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested(#)	Market Value of Shares or Units of Stock That Have Not Vested($)	Equity incentive plan awards: number of unearned shares, units or other rights that have not vested(#)		Equity incentive plan awards: market or payout value of unearned shares, units or other rights that have not vested($)
Charles Myers	3/18/2015	—		25,000	—		$2.00	3/18/2025	—	—	—		—
	3/18/2015	—		—	25,000	(2)	$2.00	3/18/2025	—	—	—		—
	3/18/2015	80,000	(3)	—	—		$2.00	3/18/2025	—	—	—		—
Leo Johnson	8/27/2014	39,063	(4)	10,937	—		$2.00	8/26/2024	—	—	—		—
	3/18/2015	—		—	—		—	—	—	—	17,500	(5)	$140,000	(6)
Glenn Selbo
	6/21/2006	5,000		—	—		$2.20	6/21/2016	—	—	—		—
	9/20/2007	9,000		—	—		$2.20	9/20/2017	—	—	—		—
	12/11/2007	10,000		—	—		$2.20	12/11/2017	—	—	—		—
	11/9/2008	5,000		—	—		$2.60	11/9/2018	—	—	—		—
	3/17/2009	10,000		—	—		$2.60	3/18/2019	—	—	—		—
	1/22/2014	10,781		11,719	—		$2.20	1/21/2024	—	—	—		—
	5/13/2014	6,333		9,667	—		$3.10	5/12/2024	—	—	—		—
	3/18/2015	—		12,500	—		$2.00	3/18/2025	—	—	—		—
	3/18/2015	—		—	12,500	(7)	$2.00	3/18/2025	—	—	—		—
	3/18/2015	—		—	—		—	—	—	—	32,500	(5)	$260,000	(6)

(1)	Except as specified below, all options have a term of ten years from the date of grant and vest over four years, with 25% of the shares underlying the options vesting on the first anniversary of the date of grant and the remaining shares underlying the options vesting monthly over the three-year period thereafter, subject to the option holder’s continuous employment or service. Each of our named executive officers’ employment agreements entitles them to accelerated vesting of all outstanding equity awards, as well as certain other benefits, upon a change in control of our company. For additional discussion, please see “—Employment Agreements” above.
(2)	Represents performance-based stock options, which stock options vest over four years, with 25% of the shares subject to the option vested immediately on the date of grant and the remainder vesting in equal monthly installments over a period of three years thereafter, subject to his continued employment with us on each vesting date; provided, however, that the number of shares subject to the option that would have been eligible to vest in accordance with the foregoing schedule were to be determined based on our revenues for 2015 in accordance with the following table (with results were to be interpolated between the listed data points):

2015 Revenues	Percentage of Options Eligible to Vest
Below $28M	0%
$28M	50%
$30M	75%
$32M	100%

Notwithstanding the foregoing, the vesting eligible shares subject to the option would have become fully vested and exercisable in the event of a change in control; provided that, to the extent such change in control occurred during 2015, Mr. Myers would have vested in 100% of the shares subject to the option on the date of such change in control. In addition, the vesting eligible shares would have become fully vested and exercisable in the event of Mr. Myers’ termination of employment by us without cause (as defined in his employment agreement), his resignation for good reason (as defined his employment agreement), his death or his termination of employment by reason of his disability (as defined in his employment agreement); provided that, to the extent such termination of employment occurred during 2015, Mr. Myers would have vested in 100% of the shares subject to the option on the date of such termination of employment. Because we did not meet the foregoing revenue target for 2015, all of the options were forfeited on December 31, 2015.

(3)	The options have a term of ten years from the date of grant. The option was vested as to 75,000 shares subject to the option on the date of grant and the remaining shares subject to the option vested on March 31, 2015.

(4)	The options have a term of ten years from the date of grant and vest over two years, with 25% of the shares underlying the options being vested on the date of grant and the remaining shares underlying the options vesting monthly over the two year period thereafter, subject to the option holder’s continuous employment or service. Mr. Johnson’s employment agreement entitles him to accelerated vesting of all outstanding equity awards, as well as certain other benefits, upon a change in control of our company. The options were originally granted with an exercise price per share of $4.20, which was equal to the fair market value per share of our common stock at the time of the grant, as determined pursuant to an independent third party valuation. The option has a term of ten years from the date of grant. In March 2015, the option was amended to reduce the exercise price per share to $2.00 per share, which represented the fair market value per share of our common stock at the time of such amendment, as determined pursuant to an independent third party valuation. For additional discussion, please see “—Employment Agreements” above.
(5)	Represents shares of restricted stock. The shares would have vested on the date that is six months and one day following the closing date of an initial public offering (provided such offering occurred on or before December 31, 2015, subject to the recipient’s continued employment or service to us on such vesting date. Notwithstanding the foregoing, the shares would have become fully vested in the event of a change in control prior to December 31, 2015. In addition, the shares would have become fully vested in the event of the employee’s termination of employment by us without cause (as defined in his employment agreement), or his resignation for good reason (as defined his employment agreement), in each case following the closing of the initial public offering. As of December 31, 2015, these shares were forfeited.
(6)	The market value was computed using the initial public offering price of $8.00 per share.
(7)	Represents performance-based stock options, which stock options vest over four years, with 25% of the shares subject to the option vesting on the first anniversary of the date of grant and the remainder vesting in equal monthly installments over a period of three years thereafter, subject to his continued employment with us on each vesting date; provided, however, that the number of shares subject to the option that would have been eligible to vest in accordance with the foregoing schedule were to be determined based on our revenues for 2015 in accordance with the following table (with results to be interpolated between the listed data points):

2015 Revenues	Percentage of Options Eligible to Vest
Below $28M	0%
$28M	50%
$30M	75%
$32M	100%

Notwithstanding the foregoing, if a change in control occurred during 2015, 100% of the shares subject to the option would have been deemed to be vesting eligible shares and would have been eligible to vest in accordance with the foregoing time-based schedule and the foregoing performance vesting provisions would have ceased to apply. The vesting eligible shares would have become fully vested and exercisable in the event of Mr. Selbo’s termination of employment by us without cause (as defined in Mr. Selbo’s employment agreement) or his resignation for good reason (as defined Mr. Selbo’s employment agreement), in each case following a change in control. Because we did not meet the foregoing revenue target for 2015, all of the options were forfeited on December 31, 2015.

Director Compensation

Mr. Myers, who is our Chief Executive Officer, received no compensation for his service as a director. The compensation received by Mr. Myers as an employee is presented in “Executive Compensation—Summary Compensation Table.”

The following table sets forth information for the year ended December 31, 2015 regarding the compensation awarded to, earned by or paid to our non-employee directors who served on our board of directors during 2015.

Name	Fees Earned or Paid in Cash($)	Option Awards ($)(1)	All Other Compensation($)	Total($)
Jim K. Sims	—	$21,879	—	$21,879
Francis X. Egan	—	12,604	—	12,604
Frances Kordyback	—	19,977	—	19,977
Thomas A. Munro	—	25,334	—	25,334
Arthur M. Toscanini	—	20,513	—	20,513

(1)

Amounts reflect the full grant-date fair value of stock options granted during 2015 computed in accordance with ASC Topic 718, rather than the amounts paid to or realized by the named individual. We provide information regarding the assumptions used to calculate the value of all stock awards and option awards made to our directors in Note 11 to the audited financial statements for the year ended December 31, 2015 contained elsewhere in this prospectus. In June 2015, each of our non-employee directors was granted options to purchase shares of our common stock (other than Tom Munro, who received options to purchase shares of our common stock in both March 2015 and June 2015), which options were fully vested on the date of grant.

The table below shows the aggregate numbers of option awards outstanding held as of December 31, 2015 by each non-employee director who was serving as of December 31, 2015.

Name	Options Outstanding at Year End
Jim K. Sims	63,370
Francis X. Egan	28,647
Frances Kordyback	47,555
Thomas A. Munro	63,481
Arthur M. Toscanini	46,347

Our board of directors has approved a compensation policy for our non-employee directors, which became effective on the effective date of the registration statement of which this prospectus is a part.

The non-employee director compensation policy provides for annual retainer fees and long-term equity awards for our non-employee directors. Pursuant to the terms of the non-employee director compensation policy, each non-employee director will receive an annual retainer of $30,000, with an additional $25,000 annual retainer payable to the Chairman of the Board. Non-employee directors serving as the chairs of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $15,000, $10,000 and $7,500, respectively. Non-employee directors serving as members of the audit, compensation and nominating and corporate governance committees will receive additional annual retainers of $7,500, $5,000 and $3,750, respectively. The non-employee director will also receive an initial grant of options to purchase 10,000 shares of our common stock upon election to the board of directors, vesting in substantially equal installments on each of the first three anniversaries of the date of grant. Thereafter, each non-employee director will receive an annual grant of options to purchase 5,000 shares of our common stock, with the Chairman of the Board receiving an additional 2,500 shares of our common stock, vesting on the first to occur of the first anniversary of the date of grant or the next occurring annual meeting of our stockholders.

Compensation under our non-employee director compensation policy will be subject to the annual limits on non-employee director compensation set forth in the 2016 Plan, as described below. Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, subject to the annual limit on non-employee director compensation set forth in the 2016 Plan. As provided in the 2016 Plan, our board of directors or its authorized committee may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the board of directors or its authorized committee may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other compensation decisions involving non-employee directors.

Incentive Award Plans

2016 Incentive Award Plan

Our board of directors has adopted, and our stockholders have approved, a 2016 Incentive Award Plan, or the 2016 Plan, under which we may grant cash and equity incentive awards to eligible service providers in order to attract, motivate and retain the talent for which we compete. The material terms of the 2016 Plan are summarized below.

Eligibility and Administration

Our employees, consultants and directors, and employees and consultants of our subsidiaries, will be eligible to receive awards under the 2016 Plan. Following our initial public offering, the 2016 Plan will generally be administered by our board of directors with respect to awards to non-employee directors and by our compensation committee with respect to other participants, each of which may delegate its duties and responsibilities to committees of our directors and/or officers (referred to collectively as the plan administrator below), subject to certain limitations that may be imposed under the 2016 Plan, Section 16 of the Securities Exchange Act and/or stock exchange rules, as applicable. The plan administrator will have the authority to make all determinations and interpretations under, prescribe all forms for use with, and adopt rules for the administration of, the 2016 Plan, subject to its express terms and conditions. The plan administrator will also set the terms and conditions of all awards under the 2016 Plan, including any vesting and vesting acceleration conditions.

Limitation on Awards and Shares Available

An aggregate of 300,000 shares of our common stock will initially be available for issuance under awards granted pursuant to the 2016 Plan. The number of shares initially available for issuance will be increased by (1) the number of shares that as of the effective date of the 2016 Plan, have been reserved but not issued pursuant to any awards granted under our 2013 Plan and are not subject to any awards granted thereunder, (2) the number of shares subject to stock options or similar awards granted under our 2013 Plan that expire or otherwise terminate without having been exercised in full and unvested shares issued pursuant to awards granted under the 2013 Plan that are forfeited to or repurchased by us, with the maximum number of shares to be added to the 2016 Plan pursuant to clauses (1) and (2) above equal to 1,700,000 shares, and (3) an annual increase on January 1 of each calendar year beginning in 2017 and ending in 2026, equal to the lesser of (a) 4% of the shares of common stock outstanding on the final day of the immediately preceding calendar year and (b) such smaller number of shares as determined by our board of directors. No more than 7,500,000 shares of common stock may be issued under the 2016 Plan during its term. In addition, no more than 7,500,000 shares of common stock may be issued upon the exercise of incentive stock options. Shares issued under the 2016 Plan may be authorized but unissued shares, shares purchased in the open market or treasury shares.

If an award under the 2016 Plan or the 2013 Plan expires, lapses or is terminated, exchanged for cash, surrendered, repurchased, canceled without having been fully exercised or forfeited, any shares subject to such award will, as applicable, become or again be available for new grants under the 2016 Plan. Awards granted under the 2016 Plan upon the assumption of, or in substitution for, awards authorized or outstanding under a qualifying equity plan maintained by an entity with which we enter into a merger or similar corporate transaction will not reduce the shares available for grant under the 2016 Plan.

Awards

The 2016 Plan provides for the grant of stock options, including incentive stock options, or ISOs, and nonqualified stock options, or NSOs, restricted stock, dividend equivalents, restricted stock units, or RSUs, stock appreciation rights, or SARs, and other stock or cash based awards. Certain awards under the 2016 Plan may constitute or provide for a deferral of compensation, subject to Section 409A of the Internal Revenue Code, which may impose additional requirements on the terms and conditions of such awards. All awards under the 2016 Plan will be set forth in award agreements, which will detail the terms and conditions of the awards, including any applicable vesting and payment terms and post-termination exercise limitations. A brief description of each award type follows.

Stock Options. Stock options provide for the purchase of shares of our common stock in the future at an exercise price set on the grant date. ISOs, by contrast to NSOs, may provide tax deferral beyond exercise and favorable capital gains tax treatment to their holders if certain holding period and other requirements of the Internal Revenue Code are satisfied. The exercise price of a stock option will not be less than 100% of the fair market value of the underlying share on the date of grant (or 110% in the case of ISOs granted to certain significant stockholders), except with respect to certain substitute options granted in connection with a corporate transaction. The term of a stock option may not be longer than ten years (or five years in the case of ISOs granted to certain significant stockholders). Vesting conditions determined by the plan administrator may apply to stock options and may include continued service, performance and/or other conditions. ISOs generally may be granted only to our employees and employees of our parent or subsidiary corporations, if any.

SARs. SARs entitle their holder, upon exercise, to receive from us an amount equal to the appreciation of the shares subject to the award between the grant date and the exercise date. The exercise price of a SAR will not be less than 100% of the fair market value of the underlying share on the date of grant (except with respect to certain substitute SARs granted in connection with a corporate transaction), and the term of a SAR may not be longer than ten years. Vesting conditions determined by the plan administrator may apply to SARs and may include continued service, performance and/or other conditions.

Restricted Stock and RSUs. Restricted stock is an award of nontransferable shares of our common stock that remain forfeitable unless and until specified conditions are met, and which may be subject to a purchase price. RSUs are contractual promises to deliver shares of our common stock in the future, which may also remain forfeitable unless and until specified conditions are met and may be accompanied by the right to receive the equivalent value of dividends paid on shares of our common stock prior to the delivery of the underlying shares. Delivery of the shares underlying RSUs may be deferred under the terms of the award or at the election of the participant, if the plan administrator permits such a deferral. Conditions applicable to restricted stock and RSUs may be based on continuing service, the attainment of performance goals and/or such other conditions as the plan administrator may determine.

Other Stock or Cash Based Awards. Other stock or cash based awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The plan administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.

Performance Awards

Performance awards include any of the foregoing awards that are granted subject to vesting and/or payment based on the attainment of specified performance goals or other criteria the plan administrator may determine, which may or may not be objectively determinable. Performance criteria upon which performance goals are established by the plan administrator may include: net earnings or losses (either before or after one or more of interest, taxes, depreciation, amortization and non-cash equity-based compensation expense); gross or net sales or revenue or sales or revenue growth; net income (either before or after taxes) or adjusted net income; profits (including, but not limited to, gross profits, net profits, profit growth, net operation profit or economic profit), profit return ratios or operating margin; budget or operating earnings (either before or after taxes or before or after allocation of corporate overhead and bonus); cash flow (including operating cash flow and free cash flow or cash flow return on capital); return on assets; return on capital or invested capital; cost of capital; return on stockholders’ equity; total stockholder return; return on sales; costs, reductions in costs and cost control measures; expenses; working capital; earnings or loss per share; adjusted earnings or loss per share; price per share or dividends per share (or appreciation in or maintenance of such price or dividends); regulatory achievements or compliance; implementation, completion or attainment of objectives relating to research, development, regulatory, commercial or strategic milestones or developments; market share; economic value or economic value added models; division, group or corporate financial goals; customer satisfaction/growth; customer service; employee satisfaction; recruitment and maintenance of personnel; human resources management; supervision of litigation and other legal matters; strategic partnerships and transactions; financial ratios (including those measuring liquidity, activity, profitability or leverage); debt levels or reductions; sales-related goals; financing and other capital raising transactions; cash on hand; acquisition activity; investment sourcing activity; and marketing initiatives, any of which may be measured in absolute terms or as compared to any incremental increase or decrease. Such performance goals also may be based solely by reference to our performance or the performance of a subsidiary, division, business segment or business unit, or based upon performance relative to performance of other companies or upon comparisons of any of the indicators of performance relative to performance of other companies.

Provisions of the 2016 Plan Relating to Director Compensation

The 2016 Plan provides that the plan administrator may establish compensation for non-employee directors from time to time subject to the 2016 Plan’s limitations. Our board of directors has approved the initial terms of our non-employee director compensation program, which is described below under the heading “—Director Compensation.” Our board of directors or its authorized committee may modify the non-employee director compensation program from time to time in the exercise of its business judgment, taking into account such factors, circumstances and considerations as it shall deem relevant from time to time, provided that the sum of any cash compensation or other compensation and the grant date fair value (as determined in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or any successor thereto) of any equity awards granted as compensation for services as a non-employee director during any fiscal year may not exceed $500,000, increased to $750,000, in the fiscal year of a non-employee director’s initial service as a non-employee director. The plan administrator may make exceptions to this limit for individual non-employee directors in extraordinary circumstances, as the plan administrator may determine in its discretion, provided that the non-employee director receiving such additional compensation may not participate in the decision to award such compensation or in other contemporaneous compensation decisions involving non-employee directors.

Certain Transactions

In connection with certain transactions and events affecting our common stock, including a change in control, or change in any applicable laws or accounting principles, the plan administrator has broad discretion to take action under the 2016 Plan to prevent the dilution or enlargement of intended benefits, facilitate such transaction or event, or give effect to such change in applicable laws or accounting principles. This includes canceling awards, accelerating the vesting of awards, providing for the assumption or substitution of awards by a successor entity, adjusting the number and type of shares available and replacing or terminating awards under the 2016 Plan. In the event of a change in control where the acquirer does not assume awards granted under the 2016 Plan, awards issued under the 2016 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable. In addition, in the event of certain non-reciprocal transactions with our stockholders, or an “equity restructuring,” the plan administrator will make equitable adjustments to the 2016 Plan and outstanding awards as it deems appropriate to reflect the equity restructuring.

Foreign Participants, Claw-Back Provisions, Transferability and Participant Payments

With respect to foreign participants, the plan administrator may modify award terms, establish subplans and/or adjust other terms and conditions of awards, subject to the share limits described above. All awards will be subject to the provisions of any claw-back policy implemented by our company to the extent set forth in such claw-back policy or in the applicable award agreement. With limited exceptions for estate planning, domestic relations orders, certain beneficiary designations and the laws of descent and distribution, awards under the 2016 Plan are generally non-transferable prior to vesting, and are exercisable only by the participant. With regard to tax withholding obligations arising in connection with awards under the 2016 Plan and exercise price obligations arising in connection with the exercise of stock options under the 2016 Plan, the plan administrator may, in its discretion, accept cash, wire transfer, or check, shares of our common stock that meet specified conditions, a “market sell order” or such other consideration as it deems suitable or any combination of the foregoing.

Plan Amendment and Termination

Our board of directors may amend or terminate the 2016 Plan at any time; however, except in connection with certain changes in our capital structure, stockholder approval will be required for any amendment that increases the number of shares available under the 2016 Plan. The plan administrator will have the authority, without the approval of our stockholders, to amend any outstanding stock option or SAR to reduce its price per share. No award may be granted pursuant to the 2016 Plan after the tenth anniversary of the date on which our board of directors adopts the 2016 Plan.

Securities Laws and Federal Income Taxes. The 2016 Plan is designed to comply with various securities and federal tax laws as follows:

Securities Laws. The 2016 Plan is intended to conform to all provisions of the Securities Act of 1933, as amended, and the Exchange Act and any and all regulations and rules promulgated by the SEC thereunder, including, without limitation, Rule 16b-3. The 2016 Plan will be administered, and awards will be granted and may be exercised, only in such a manner as to conform to such laws, rules and regulations.

Federal Income Tax Consequences

The material federal income tax consequences of the 2016 Plan under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the 2016 Plan. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

Stock Options and SARs. A 2016 Plan participant generally will not recognize taxable income and we generally will not be entitled to a tax deduction upon the grant of a stock option or SAR. The tax consequences of exercising a stock option and the subsequent disposition of the shares received upon exercise will depend upon whether the option qualifies as an ISO or an NSO. Upon exercising an NSO when the fair market value of our stock is higher than the exercise price of the option, a 2016 Plan participant generally will recognize taxable income at ordinary income tax rates equal to the excess of the fair market value of the stock on the date of exercise over the purchase price, and we (or our subsidiaries, if any) generally will be entitled to a corresponding tax deduction for compensation expense, in the amount equal to the amount by which the fair market value of the shares purchased exceeds the purchase price for the shares. Upon a subsequent sale or other disposition of the option shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Upon exercising an ISO, a 2016 Plan participant generally will not recognize taxable income, and we will not be entitled to a tax deduction for compensation expense. However, upon exercise, the amount by which the fair market value of the shares purchased exceeds the purchase price will be an item of adjustment for alternative minimum tax purposes. The participant will recognize taxable income upon a sale or other taxable disposition of the option shares. For federal income tax purposes, dispositions are divided into two categories: qualifying and disqualifying. A qualifying disposition generally occurs if the sale or other disposition is made more than two years after the date the option was granted and more than one year after the date the shares are transferred upon exercise. If the sale or disposition occurs before these two periods are satisfied, then a disqualifying disposition generally will result.

Upon a qualifying disposition of ISO shares, the participant will recognize long-term capital gain in an amount equal to the excess of the amount realized upon the sale or other disposition of the shares over their purchase price. If there is a disqualifying disposition of the shares, then the excess of the fair market value of the shares on the exercise date (or, if less, the price at which the shares are sold) over their purchase price will be taxable as ordinary income to the participant. If there is a disqualifying disposition in the same year of exercise, it eliminates the item of adjustment for alternative minimum tax purposes. Any additional gain or loss recognized upon the disposition will be recognized as a capital gain or loss by the participant.

We will not be entitled to any tax deduction if the participant makes a qualifying disposition of ISO shares. If the participant makes a disqualifying disposition of the shares, we should be entitled to a tax deduction for compensation expense in the amount of the ordinary income recognized by the participant.

Upon exercising or settling an SAR, a 2016 Plan participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid or value of the shares issued upon exercise or settlement. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

Restricted Stock and RSUs. A 2016 Plan participant generally will not recognize taxable income at ordinary income tax rates and we generally will not be entitled to a tax deduction upon the grant of restricted stock or RSUs. Upon the termination of restrictions on restricted stock or the payment of RSUs, the participant will recognize taxable income at ordinary income tax rates, and we should be entitled to a corresponding tax deduction for compensation expense, in the amount paid to the participant or the amount by which the then fair market value of the shares received by the participant exceeds the amount, if any, paid for them. Upon the subsequent disposition of any shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares. However, a 2016 Plan participant granted restricted stock that is subject to forfeiture or repurchase through a vesting schedule such that it is subject to a “risk of forfeiture” (as defined in Section 83 of the Code) may make an election under Section 83(b) of the Code to recognize taxable income at ordinary income tax rates, at the time of the grant, in an amount equal to the fair market value of the shares of common stock on the date of grant, less the amount paid, if any, for such shares. We will be entitled to a corresponding tax deduction for compensation, in the amount recognized as taxable income by the participant. If a timely Section 83(b) election is made, the participant will not recognize any additional ordinary income on the termination of restrictions on restricted stock, and we will not be entitled to any additional tax deduction.

Other Stock or Cash Based Awards. A 2016 Plan participant will not recognize taxable income and we will not be entitled to a tax deduction upon the grant of other stock or cash based awards until cash or shares are paid or distributed to the participant. At that time, any cash payments or the fair market value of shares that the participant receives will be taxable to the participant at ordinary income tax rates and we should be entitled to a corresponding tax deduction for compensation expense. Payments in shares will be valued at the fair market value of the shares at the time of the payment, and upon the subsequent disposition of the shares, the participant will recognize a short-term or long-term capital gain or loss in the amount of the difference between the sales price of the shares and the participant’s tax basis in the shares.

2013 Equity Incentive Plan

In June 2013, our board of directors and stockholders approved the Airgain, Inc. 2013 Equity Incentive Plan, or the 2013 Plan.

A total of 1,700,000 shares of our common stock are reserved for issuance under the 2013 Plan. As of June 30, 2016, 926,717 shares of our common stock were subject to outstanding option awards, 57,475 shares of our common stock were subject to outstanding restricted stock awards and 424,523 shares of our common stock remained available for future issuance. No additional awards will be granted under the 2013 Plan.

Administration. The compensation committee of our board of directors administers the 2013 Plan, except with respect to any award granted to non-employee directors (as defined in the 2013 Plan), which must be administered by our full board of directors. Subject to the terms and conditions of the 2013 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the type or types of awards to be granted to each person, determine the number of awards to grant, determine the number of shares to be subject to such awards, and the terms and conditions of such awards, and make all other determinations and decisions and to take all other actions necessary or advisable for the administration of the 2013 Plan. The plan administrator is also authorized to establish, adopt, amend or revise rules relating to administration of the 2013 Plan, subject to certain restrictions.

Eligibility. Options, SARs, restricted stock and other awards under the 2013 Plan may be granted to individuals who are then our employees, consultants and members of our board of directors and our subsidiaries. Only employees may be granted ISOs.

Awards. The 2013 Plan provides that our administrator may grant or issue stock options, restricted stock, restricted stock units, other stock-based awards, or any combination thereof. The administrator considers each award grant subjectively, considering factors such as the individual performance of the recipient and the anticipated contribution of the recipient to the attainment of our long-term goals. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

•	NQSOs provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	ISOs are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Internal Revenue Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2013 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

•	Restricted stock may be granted to participants and made subject to such restrictions as may be determined by the administrator. Typically, restricted stock may be repurchased by us at the original purchase price or, if no cash consideration was paid for such stock, forfeited for no consideration if the conditions or restrictions are not met, and the restricted stock may not be sold or otherwise transferred to third parties until restrictions are removed or expire. Recipients of restricted stock, unlike recipients of options, may have voting rights and may receive dividends, if any, prior to when the restrictions lapse.

•	Restricted stock units may be awarded to participants, typically without payment of consideration or for a nominal purchase price, but subject to vesting conditions including continued employment or performance criteria established by the administrator. Like restricted stock, restricted stock units may not be sold or otherwise transferred or hypothecated until vesting conditions are removed or expire. Unlike restricted stock, stock underlying restricted stock units will not be issued until sometime after the restricted stock units have vested, and recipients of restricted stock units generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied and the shares have been issued.

•	Other stock-based awards may entitle participants to receive shares of our common stock in the future. Other stock-based awards may also be a form of payment in the settlement of other awards granted under the 2013 Plan, as stand-alone payments and/or as payment in lieu of compensation to which a participant is otherwise entitled. Other stock-based awards may be paid in shares of our common stock, cash or other property, as the plan administrator shall determine.

Corporate Transactions. In the event of a change of control where the acquirer does not assume awards granted under the 2013 Plan, awards issued under the 2013 Plan will be subject to accelerated vesting such that 100% of the awards will become vested and exercisable or payable, as applicable, immediately prior to the change in control. Under the 2013 Plan, a change of control is generally defined as:

•	a merger or consolidation of the company with or into any other corporation or other entity or person;

•	a sale, lease, exchange or other transfer in one transaction or a series of related transactions of all or substantially all of the Company’s assets; or

•	any other transaction, including the sale by us of new shares of our capital stock or a transfer of existing shares of our capital stock, the result of which is that a third party that is not an affiliate of us or our shareholders (or a group of third parties not affiliated with us or our shareholders) immediately prior to such transaction acquires or holds capital stock representing a majority of our outstanding voting power immediately following such transaction;

provided that the following events shall not constitute a “change in control” under the 2013 Plan:

•	a transaction (other than a sale of all or substantially all of our assets) in which the holders of our voting securities immediately prior to the merger or consolidation hold, directly or indirectly, at least a majority of the voting securities in the successor corporation or its parent immediately after the merger or consolidation;

•	a sale, lease, exchange or other transaction in one transaction or a series of related transactions of all or substantially all of our assets to an affiliate of ours;

•	an initial public offering of any of our securities;

•	a reincorporation solely to change our jurisdiction; or

•	a transaction undertaken for the primary purpose of creating a holding company that will be owned in substantially the same proportion by the persons who held our securities immediately before such transaction.

Amendment and Termination of the 2013 Plan. Our board of directors may terminate, amend or modify the 2013 Plan. However, stockholder approval of any amendment to the 2013 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule, or for any amendment to the 2013 Plan that increases the number of shares available under the 2013 Plan. The administrator may, with the consent of the affected option holders, cancel any or all outstanding awards under the 2013 Plan and grant new awards in substitution. If not terminated earlier by the compensation committee or the board of directors, the 2013 Plan will terminate on June 3, 2023.

Securities Laws and Federal Income Taxes. The 2013 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2016 Plan under the heading “—2016 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2013 Plan are the same as those described above in the description of the 2016 Plan under the heading “—2016 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Tax Consequences.”

2003 Equity Incentive Plan

In May 2003, our board of directors and stockholders approved the Airgain, Inc. 2003 Equity Incentive Plan, or the 2003 Plan.

A total of 600,000 shares of our common stock were reserved for issuance under the 2003 Plan. As of June 30, 2016, 126,550 shares of our common stock were subject to outstanding option awards under the 2003 Plan. The 2003 Plan expired by its terms in December 2012 and no additional awards will be granted under the 2003 Plan.

Administration. The compensation committee of our board of directors administers the 2003 Plan, except with respect to any award granted to non-employee directors (as defined in the 2003 Plan), which must be administered by our full board of directors. Subject to the terms and conditions of the 2003 Plan, the administrator has the authority to make all determinations and decisions and to take all other actions necessary or advisable for the administration of the 2003 Plan.

Eligibility. Options under the 2003 Plan were able to be granted to individuals who were our employees, consultants and members of our board of directors and our subsidiaries at the time of grant. Only employees were eligible to be granted ISOs.

Awards. The 2003 Plan provided for the grant or issue stock options and stock awards. Only stock options were granted under the 2003 Plan. Each award is set forth in a separate agreement with the person receiving the award and indicates the type, terms and conditions of the award.

•	NQSOs provide for the right to purchase shares of our common stock at a specified price which may not be less than the fair market value of a share of stock on the date of grant, and usually will become exercisable (at the discretion of our compensation committee or the board of directors, in the case of awards to non-employee directors) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of performance targets established by our compensation committee (or the board of directors, in the case of awards to non-employee directors). NQSOs may be granted for any term specified by our compensation committee (or the board of directors, in the case of awards to non-employee directors), but the term may not exceed ten years.

•	ISOs are designed to comply with the provisions of the Code and are subject to specified restrictions contained in the Code applicable to ISOs. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, must expire within a specified period of time following the optionee’s termination of employment, and must be exercised within the ten years after the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) more than 10% of the total combined voting power of all classes of our capital stock on the date of grant, the 2003 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must expire on the fifth anniversary of the date of its grant.

Corporate Transactions. In the event of a change of control where the acquirer does not assume awards granted under the 2003 Plan, awards issued under the 2003 Plan will terminate if not exercised (to the extent then vested and exercisable) prior to such transaction.

Amendment of the 2003 Plan. Our board of directors may amend or modify the 2003 Plan. However, stockholder approval of any amendment to the 2003 Plan must be obtained to the extent necessary and desirable to comply with any applicable law, regulation or stock exchange rule.

Securities Laws and Federal Income Taxes. The 2003 Plan is designed to comply with applicable securities laws in the same manner as described above in the description of the 2016 Plan under the heading “—2016 Incentive Award Plan—Securities Laws and Federal Income Taxes—Securities Laws.” The general federal tax consequences of awards under the 2003 Plan are the same as those described above in the description of the 2016 Plan under the heading “—2016 Incentive Award Plan—Securities Laws and Federal Income Taxes—Federal Income Tax Consequences.”

2016 Employee Stock Purchase Plan

Our board of directors has adopted, and our stockholders have approved, a 2016 Employee Stock Purchase Plan, or the ESPP. The material terms of the ESPP are summarized below.

Shares Available; Administration. A total of 100,000 shares of our common stock are initially reserved for issuance under our ESPP. In addition, the number of shares available for issuance under the ESPP will be annually increased on January 1 of each calendar year beginning in 2017 and ending in 2026, by an amount equal to the least of: (a) 100,000 shares, (b) 1% of the shares outstanding on the final day of the immediately preceding calendar year and (c) such smaller number of shares as is determined by our board of directors.

Our board of directors or its committee will have authority to interpret the terms of the ESPP and determine eligibility of participants. We expect that the compensation committee will be the initial administrator of the ESPP.

Eligibility. Our employees are eligible to participate in the ESPP if they are customarily employed by us or a participating subsidiary for more than 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under our ESPP if such employee, immediately after the grant, would own (directly or through attribution) stock possessing 5% or more of the total combined voting power or value of all classes of our common or other class of stock.

Grant of Rights. The ESPP is intended to qualify under Section 423 of the Internal Revenue Code and stock will be offered under the ESPP during offering periods. The length of the offering periods under the ESPP will be determined by the plan administrator and may be up to 27 months long. Employee payroll deductions will be used to purchase shares on each purchase date during an offering period. The purchase dates for each offering period will be the final trading day in each offering period. Offering periods under the ESPP will commence when determined by the plan administrator. The plan administrator may, in its discretion, modify the terms of future offering periods.

The ESPP permits participants to purchase common stock through payroll deductions of up to 20% of their eligible compensation, which includes a participant’s gross base compensation for services to us, including overtime payments and excluding sales commissions, incentive compensation, bonuses, expense reimbursements, fringe benefits and other special payments. The plan administrator will establish a maximum number of shares that may be purchased by a participant during any offering period, which, in the absence of a contrary designation, will be 20,000 shares. In addition, no employee will be permitted to accrue the right to purchase stock under the ESPP at a rate in excess of $25,000 worth of shares during any calendar year during which such a purchase right is outstanding (based on the fair market value per share of our common stock as of the first day of the offering period).

On the first trading day of each offering period, each participant will automatically be granted an option to purchase shares of our common stock. The option will expire at the end of the applicable offering period, and will be exercised at that time to the extent of the payroll deductions accumulated during the offering period. The purchase price of the shares, in the absence of a contrary determination by the plan administrator, will be 85% of the lower of the fair market value of our common stock on the first trading day of the offering period or on the purchase date, which will be the final trading day of the offering period. Participants may voluntarily end their participation in the ESPP at any time at least one week prior to the end of the applicable offering period, and will be paid their accrued payroll deductions that have not yet been used to purchase shares of common stock. Participation ends automatically upon a participant’s termination of employment.

A participant may not transfer rights granted under the ESPP other than by will, the laws of descent and distribution or as otherwise provided under the ESPP.

Certain Transactions. In the event of certain transactions or events affecting our common stock, such as any stock dividend or other distribution, change in control, reorganization, merger, consolidation or other corporate transaction, the plan administrator will make equitable adjustments to the ESPP and outstanding rights. In addition, in the event of the foregoing transactions or events or certain significant transactions, including a change in control, the plan administrator may provide for (1) either the replacement of outstanding rights with other rights or property or termination of outstanding rights in exchange for cash, (2) the assumption or substitution of outstanding rights by the successor or survivor corporation or parent or subsidiary thereof, if any, (3) the adjustment in the number and type of shares of stock subject to outstanding rights, (4) the use of participants’ accumulated payroll deductions to purchase stock on a new purchase date prior to the next scheduled purchase date and termination of any rights under ongoing offering periods or (5) the termination of all outstanding rights. Under the ESPP, a change in control has the same definition as given to such term in the 2016 Plan.

Plan Amendment. The plan administrator may amend, suspend or terminate the ESPP at any time. However, stockholder approval of any amendment to the ESPP will be obtained for any amendment which increases the aggregate number or changes the type of shares that may be sold pursuant to rights under the ESPP, changes the corporations or classes of corporations whose employees are eligible to participate in the ESPP or changes the ESPP in any manner that would cause the ESPP to no longer be an employee stock purchase plan within the meaning of Section 423(b) of the Internal Revenue Code.

Securities Laws. The ESPP has been designed to comply with various securities laws in the same manner as described above in the description of the 2016 Plan.

Federal Income Taxes. The material federal income tax consequences of the ESPP under current federal income tax law are summarized in the following discussion, which deals with the general tax principles applicable to the ESPP. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change. Foreign, state and local tax laws, and employment, estate and gift tax considerations are not discussed due to the fact that they may vary depending on individual circumstances and from locality to locality.

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code. Under the applicable Code provisions, no income will be taxable to a participant until the sale or other disposition of the shares purchased under the ESPP. This means that an eligible employee will not recognize taxable income on the date the employee is granted an option under the ESPP (i.e., the first day of the offering period). In addition, the employee will not recognize taxable income upon the purchase of shares. Upon such sale or disposition, the participant will generally be subject to tax in an amount that depends upon the length of time such shares are held by the participant prior to disposing of them. If the shares are sold or disposed of more than two years from the first day of the offering period during which the shares were purchased and more than one year from the date of purchase, or if the participant dies while holding the shares, the participant (or his or her estate) will recognize ordinary income measured as the lesser of: (1) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price; or (2) an amount equal to 15% of the fair market value of the shares as of the first day of the offering period. Any additional gain will be treated as long-term capital gain. If the shares are held for the holding periods described above but are sold for a price that is less than the purchase price, there is no ordinary income and the participating employee has a long-term capital loss for the difference between the sale price and the purchase price.

If the shares are sold or otherwise disposed of before the expiration of the holding periods described above, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price and we will be entitled to a tax deduction for compensation expense in the amount of ordinary income recognized by the employee. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares were held following the date they were purchased by the participant prior to disposing of them. If the shares are sold or otherwise disposed of before the expiration of the holding periods described above but are sold for a price that is less than the purchase price, the participant will recognize ordinary income equal to the excess of the fair market value of the shares on the date of purchase over the purchase price (and we will be entitled to a corresponding deduction), but the participant generally will be able to report a capital loss equal to the difference between the sales price of the shares and the fair market value of the shares on the date of purchase.

Limitations of Liability and Indemnification Matters

Our certificate of incorporation and amended and restated bylaws that will go into effect prior to the closing of this offering provide that we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our certificate of incorporation and our amended and restated bylaws also provide that if Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. This limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

Our certificate of incorporation and our amended and restated bylaws also provide that we shall have the power to indemnify our employees and agents to the fullest extent permitted by law. Our amended and restated bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in this capacity, regardless of whether our amended and restated bylaws would permit indemnification. We have obtained directors’ and officers’ liability insurance.

We have entered into separate indemnification agreements with our directors and executive officers, in addition to indemnification provided for in our certificate of incorporation and amended and restated bylaws. These agreements, among other things, provide for indemnification of our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request. We believe that these provisions in our certificate of incorporation and amended and restated bylaws and indemnification agreements are necessary to attract and retain qualified persons as directors and executive officers.

The above description of the indemnification provisions of our certificate of incorporation, our amended and restated bylaws and our indemnification agreements is not complete and is qualified in its entirety by reference to these documents, each of which is filed as an exhibit to the registration statement of which this prospectus is a part.

The limitation of liability and indemnification provisions in our certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below the transactions and series of similar transactions, since January 1, 2013, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers, holders of more than 5% of our capital stock or any member of their immediate family had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements with directors and executive officers, which are described where required under the section above titled “Executive Compensation.”

Convertible Note and Warrant Financing

Convertible Note and Warrant Financing. From 2010 through 2011, we sold to investors in private placements an aggregate of $3.0 million of convertible promissory notes, or the 2011 Notes, and 8,099,723 warrants to purchase shares of our Series G preferred redeemable convertible stock, or the 2011 Warrants. In June 2012, in accordance with the terms of the 2011 Notes, the principal and accrued interest balance totaling $7.1 million converted into 6,680,463 shares of our Series G preferred redeemable convertible stock at a conversion price of $1.04 per share. In May 2016, the 2011 Warrants were amended to provide for the automatic net exercise of the 2011 Warrants into shares of our common stock, and we issued an aggregate of 127,143 shares of our common stock in connection with such net exercise. The following table sets forth the aggregate number of 2011 Warrants and shares of common stock acquired by members of our board of directors and the holders of more than 5% of our capital stock or their affiliates.

Directors and 5% or Greater Stockholders(1)	Series G Warrants	Number of Shares of Common Stock Issued Upon Net Exercise of Warrants
GEN3 Capital I, LP	3,177,265	51,245
Northwater Intellectual Property Fund L.P. 1	3,609,957	58,223
Arthur Toscanini	57,692	930

(1)	Additional details regarding these stockholders and their equity holdings are provided in “Principal Stockholders” below.

Jim K. Sims, Francis X. Egan and Arthur M. Toscanini, members of our board of directors, are affiliated with GEN3 Capital. Mr. Egan and Frances Kordyback, members of our board of directors, are affiliated with Northwater Intellectual Property Fund L.P.1.

Investors’ Rights Agreement

We entered into a fourth amended and restated investors’ rights agreement in May 2008 with the holders of our preferred stock, including entities with which certain of our directors are affiliated. This agreement provides for certain rights relating to the registration of their shares of common stock issuable upon conversion of their preferred stock, a right of first refusal for certain holders of preferred stock to purchase future securities sold by us and certain additional covenants made by us. Except for the registration rights (including the related provisions pursuant to which we have agreed to indemnify the parties to the investors’ rights agreement), all rights under this agreement will terminate upon the closing of this offering. The registration rights will continue following this offering and will terminate three years following the closing of a firm commitment underwritten offering, or for any particular holder with registration rights, at such time following this offering when such holder may sell all of such shares pursuant to Rule 144(b)(1) under the Securities Act. See “Description of Capital Stock—Registration Rights” for additional information.

Restricted Common Stock

In connection with the execution of his employment agreement, on March 1, 2014, Charles Myers received a grant of 260,924 shares of restricted common stock. We provided a loan to Mr. Myers of $266,282 for the payment of federal and state income taxes payable by him as a result of the issuance of the restricted stock, which loan was evidenced by a promissory note secured by a pledge of the shares. During the year ended December 31, 2015, we forgave the loan and incurred $266,282 of expense for the loan forgiveness and an additional $236,414 of expense related to our gross-up payment to Mr. Myers for taxes arising from the loan forgiveness.

Executive Compensation and Employment Arrangements

Please see “Executive Compensation” for information on compensation arrangements with our executive officers and agreements with our executive officers containing compensation and termination provisions, among others.

Director and Officer Indemnification and Insurance

We will enter into indemnification agreements with each of our directors and executive officers, and we maintain directors’ and officers’ liability insurance. These agreements, among other things, require us or will require us to indemnify each director (and in certain cases their related venture capital funds) and executive officer to the fullest extent permitted by Delaware law, including indemnification of expenses such as attorneys’ fees, judgments, fines and settlement amounts incurred by the director or executive officer in any action or proceeding, including any action or proceeding by or in right of us, arising out of the person’s services as a director or executive officer.

Our certificate of incorporation and our amended and restated bylaws provide that we will indemnify each of our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. Further, we have entered into indemnification agreements with each of our directors and officers, and we have purchased a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment under certain circumstances. For further information, see “Executive Compensation—Limitations of Liability and Indemnification Matters.”

Policies and Procedures Regarding Related Party Transactions

Our board of directors has adopted a written related person transaction policy, to be effective upon the closing of this offering, setting forth the policies and procedures for the review and approval or ratification of related-person transactions. This policy will cover, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships in which we were or are to be a participant, where the amount involved exceeds $120,000 and a related person had or will have a direct or indirect material interest, including, without limitation, purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness, guarantees of indebtedness and employment by us of a related person. In reviewing and approving any such transactions, our audit committee is tasked to consider all relevant facts and circumstances, including, but not limited to, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction and the extent of the related person’s interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL STOCKHOLDERS

The following table sets forth information regarding beneficial ownership of our common stock, as of June 30, 2016, and as adjusted to reflect the shares of common stock to be issued and sold in this offering, by:

•	each person, or group of affiliated persons, known by us to be the beneficial owner of more than 5% of our common stock;

•	each of our named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

We have determined beneficial ownership in accordance with SEC rules. The information does not necessarily indicate beneficial ownership for any other purpose. Under these rules, the number of shares of common stock deemed outstanding includes shares issuable upon exercise of stock options or warrants held by the respective person or group that may be exercised or converted within 60 days after June 30, 2016. For purposes of calculating each person’s or group’s percentage ownership, stock options and warrants exercisable within 60 days after June 30, 2016 are included for that person or group but not for any other person or group.

Applicable percentage ownership is based on 3,904,218 shares of common stock outstanding at June 30, 2016 and does not include accumulated dividends, after giving effect to the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock. The number of shares and percentage of shares beneficially owned after the offering also gives effect to the issuance by us of 1,500,000 shares of common stock in this offering and 1,917,604 shares of our common stock that will be issued to holders of our Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of June 30, 2016.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over the shares listed. Unless otherwise noted below, the address of each person listed on the table is c/o Airgain, Inc., 3611 Valley Centre Drive, Suite 150, San Diego, CA 92130.

	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
Name and Address of Beneficial Owner	Shares(#)	Percentage(%)	Shares(#)	Percentage(%)
5% or Greater Stockholders:
Entities affiliated with GEN3 Capital(1)	1,011,264	25.9%	1,389,783	19.0%
Northwater Intellectual Property Fund L.P. 1(2)	824,069	21.1%	1,263,363	17.3%

Named Executive Officers and Directors:
Charles Myers(3)	349,257	8.7%	349,257	4.7%
Leo Johnson(4)	50,000	1.3%	50,000	*
Glenn Selbo(5)	61,697	1.6%	61,697	*
Jim K. Sims(1)(6)	1,153,781	29.0%	1,590,966	21.5%
Francis X. Egan(1)(2)(7)	1,897,565	48.2%	2,722,739	37.0%
Frances Kordyback(2)(8)	878,337	22.2%	1,317,631	17.9%
Thomas A. Munro(9)	69,313	1.7%	69,313	*
Arthur M. Toscanini(1)(10)	1,115,444	28.2%	1,533,522	20.8%
All current directors and executive officers as a group (8 persons)(11)	2,728,795	62.2%	3,652,194	46.8%

*	Less than 1%.

(1)	Consists of (a) 689,657 shares of common stock held by GEN3 Capital I, LP, or GEN3 Capital, and (b) 321,607 shares of common stock held by Gen 3 Partners, Inc., or Gen 3 Partners. The General Partner of GEN3 Capital is GEN3 Capital Partners, LLC, or GEN3 LLC. Jim K. Sims is a Managing Member of GEN3 LLC and Mr. Egan and Mr. Toscanini are Members of GEN3 LLC, and, together with James M. Sims and Michael Treacy, the other Member of GEN3 LLC, shares voting and investment control over the shares owned by GEN3 Capital. Jim K. Sims is the Chairman of the board of directors of Gen 3 Partners, and, together with Mr. Egan, Mr. Toscanini and Michael Treacy, the other members of the board of directors of Gen 3 Partners, shares voting and investment control over the shares owned by Gen 3 Partners. Mr. Toscanini also serves as the Chief Financial Officer of Gen 3 Partners. As a result, Jim K. Sims, James M. Sims, Mr. Toscanini, Mr. Egan and Mr. Treacy share voting and investment control over the shares owned by Gen 3 Partners and GEN3 Capital and may be deemed to beneficially own such shares. Each of such persons disclaims beneficial ownership of the shares held by Gen 3 Partners and GEN3 Capital, except to the extent of their respective pecuniary interest therein.
(2)	Consists of (i) 824,069 shares of common stock held by Northwater Intellectual Property Fund L.P. 1, (ii) 35,360 shares of common stock that Mr. Egan has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options, of which Northwater Intellectual Property Fund L.P. 1. is the indirect beneficial owner, and (iii) 54,268 shares of common stock that Ms. Kordyback has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options, of which Northwater Intellectual Property Fund L.P. 1. is the indirect beneficial owner. Northwater Intellectual Property Fund L.P. 1 is an investment fund managed by Northwater Capital Management, Inc., a registered investment adviser and a wholly owned subsidiary of Northwater Capital Inc. Mr. Egan serves as Managing Director of Northwater Capital Inc., and Ms. Kordyback serves as Managing Director of Northwater Intellectual Property Fund. Mr. Egan and Ms. Kordyback share voting and investment control over the shares owned by Northwater Intellectual Property Fund L.P. 1, and may be deemed to beneficially own such shares. Mr. Egan and Ms. Kordyback disclaim beneficial ownership of the shares held by Northwater Intellectual Property Fund L.P. 1, except to the extent of their respective pecuniary interest therein.
(3)	Consists of 88,333 shares of common stock that Mr. Myers has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(4)	Includes 50,000 shares of common stock that Mr. Johnson has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(5)	Includes 61,697 shares of common stock that Mr. Selbo has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(6)	Includes 72,880 shares of common stock that Mr. Sims has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(7)	Includes 35,360 shares of common stock that Mr. Egan has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(8)	Includes 54,268 shares of common stock that Ms. Kordyback has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(9)	Consists of 69,313 shares of common stock that Mr. Munro has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(10)	Includes 54,179 shares of common stock that Mr. Toscanini has the right to acquire from us within 60 days of June 30, 2016 pursuant to the exercise of stock options.
(11)	Includes shares of common stock issuable upon the exercise of outstanding options, as set forth in the previous footnotes.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock, certain provisions of our certificate of incorporation and amended and restated bylaws, as they will be in effect upon the closing of this offering, the investors’ rights agreement and of the General Corporation Law of the State of Delaware. For more detailed information, please see our certificate of incorporation, amended and restated bylaws and investors’ rights agreement, which are filed as exhibits to the registration statement of which this prospectus is a part, as well as the relevant provisions of the General Corporation Law of the State of Delaware. We plan to reincorporate in the State of Delaware prior to the closing of this offering. The description of our common stock and preferred stock reflects changes to our capital structure that will occur upon the closing of this offering.

Our certificate of incorporation as in effect upon the consummation of this offering will provide for one class of common stock. In addition, our certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences and privileges of which may be designated from time to time by our board of directors.

Immediately following the closing of this offering, our authorized capital stock will consist of 210,000,000 shares, all with a par value of $0.0001 per share, of which:

•	200,000,000 shares are designated as common stock; and

•	10,000,000 shares are designated as preferred stock.

As of March 31, 2016, there were 5,737,615 shares of our common stock outstanding and held of record by 103 stockholders, assuming (1) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of common stock, (2) the issuance of 1,863,897 shares of common stock in satisfaction of accumulated dividends as of March 31, 2016, which will automatically occur prior to the closing of this offering, and (3) the issuance of 127,143 shares of common stock to the holders of outstanding warrants, or the 2011 Warrants, as a result of the net exercise of the 2011 Warrants in May 2016. An additional 81,995 shares of our common stock are issuable to these holders in satisfaction of dividends that accrued from April 1, 2016 to the conversion in connection with the closing of this offering, assuming the closing occurs on August 17, 2016.

Common Stock

Voting Rights

Each share of common stock entitles the holder to one vote with respect to each matter presented to our stockholders on which the holders of common stock are entitled to vote, including the election of directors. Holders of our common stock will not have cumulative voting rights. Except in respect of matters relating to the election and removal of directors on our board of directors and as otherwise provided in our certificate of incorporation or required by law, all matters to be voted on by our stockholders must be approved by a majority of the shares present in person or by proxy at the meeting and entitled to vote on the subject matter. In the case of election of directors, all matters to be voted on by our stockholders must be approved by a plurality of the votes entitled to be cast by all shares of common stock. Accordingly, the holders of a majority of the outstanding shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose, other than any directors that holders of any preferred stock we may issue may be entitled to elect.

Dividends

Subject to preferences that may apply to any shares of preferred stock outstanding at the time, the holders of our common stock will be entitled to share equally, identically and ratably in any dividends that our board of directors may determine to issue from time to time.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution or winding up of our affairs, holders of our common stock would be entitled to share ratably in our assets that are legally available for distribution to stockholders after payment of our debts and other liabilities. If we have any preferred stock outstanding at such time, holders of the preferred stock may be entitled to distribution and/or liquidation preferences. In either such case, we must pay the applicable distribution to the holders of our preferred stock before we may pay distributions to the holders of our common stock.

Other Rights

Our stockholders will have no preemptive, conversion or other rights to subscribe for additional shares, and there are no redemption or sinking funds provisions applicable to the common stock. All outstanding shares are, and all shares offered by this prospectus will be, when sold, validly issued, fully paid and nonassessable. The rights, preferences and privileges of the holders of our common stock will be subject to, and may be adversely affected by, the rights of the holders of shares of any series of our preferred stock that we may designate and issue in the future.

Preferred Stock

Upon the closing of this offering, all of our previously outstanding shares of preferred stock will have been converted into common stock, there will be no authorized shares of our previously outstanding preferred stock and we will have no shares of preferred stock outstanding. Under the terms of our certificate of incorporation, which will become effective prior to the closing of this offering, our board of directors has the authority, without further action by our stockholders, to issue up to 10,000,000 shares of preferred stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the dividend, voting and other rights, preferences and privileges of the shares of each wholly unissued series and any qualifications, limitations or restrictions thereon, and to increase or decrease the number of shares of any such series, but not below the number of shares of such series then outstanding.

Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in our control and may adversely affect the market price of the common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Options

As of June 30, 2016, options to purchase 1,053,267 shares of our common stock were outstanding, of which 1,017,424 were vested and expected to vest and 614,810 were exercisable as of that date.

Warrants

In connection with the completion of this offering, for the price of $50, Northland Capital Markets may purchase a warrant to purchase shares of our common stock equal to 3.0% of the number of shares sold in this offering at an exercise price that is 150% of the public offering price per share in this offering; provided that the underwriters will only receive such warrants relating to the over-allotment option upon the closing (if any) of the over-allotment option. The warrants are exercisable during the period commencing six months from the effective date of this offering and ending five years from the effective date of this offering. The warrants may not be sold during this offering, or sold, transferred, assigned, pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the underwriter’s warrants, or the shares acquirable upon exercise thereof, by any person for a period of 180 days immediately following the effective date of this registration statement, except as provided in paragraph (g)(2) of Rule 5110 of FINRA.

Registration Rights

As of March 31, 2016, upon the closing of this offering, holders of 5,071,773 shares of our common stock, which includes all of the shares of common stock issuable upon the automatic conversion of our convertible preferred stock prior to the closing of this offering, will be entitled to the following rights with respect to the registration of such shares for public resale under the Securities Act, pursuant to an investors’ rights agreement by and among us and certain of our stockholders. The registration of shares of common stock as a result of the following rights being exercised would enable holders to trade these shares without restriction under the Securities Act when the applicable registration statement is declared effective.

Demand Registration Rights

If at any time beginning 180 days following the effective date of the registration statement of which this prospectus is a part, the holders of at least 40% of the registrable securities request in writing that we effect a registration with respect to their shares in an offering with an anticipated aggregate offering price, net of underwriting discounts and commissions, of greater than $7.5 million, we may be required to register their shares. We are obligated to effect at most two registrations for the holders of registrable securities in response to these demand registration rights, subject to certain exceptions.

If we become entitled under the Securities Act to register our shares on a registration statement on Form S-3 and a holder of registrable securities requests in writing that we register their shares for public resale on Form S-3, the price to the public of the offering is $1.0 million or more, we will be required to provide notice to all holders of registrable securities and to use our best efforts to effect such registration; provided, however, that we will not be required to effect such a registration if we have already effected two registrations on Form S-3 for the holders of registrable securities.

If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriter of such offering will have the right to limit the numbers of shares to be underwritten for reasons related to the marketing of the shares.

Piggyback Registration Rights

If at any time following the closing of this offering we propose to register any shares of our common stock under the Securities Act, subject to certain exceptions, the holders of registrable securities will be entitled to notice of the registration and to include their shares of registrable securities in the registration. If our proposed registration involves an underwriting, the managing underwriter of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Expenses

Ordinarily, other than underwriting discounts and commissions, we will be required to pay all reasonable expenses incurred by us related to any registration effected pursuant to the exercise of these registration rights. These expenses may include all registration, filing and qualification fees, printer and accounting fees relating or apportionable thereto, and the reasonable fees and disbursements of one counsel for the selling security holders.

Termination of Registration Rights

The registration rights terminate upon the earlier of three years after the closing of this offering, or for any particular holder with registration rights, at such time following this offering when such holder may sell its shares pursuant to Rule 144(b)(1) under the Securities Act.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Some provisions of Delaware law contain and our certificate of incorporation and our amended and restated bylaws will contain provisions that could make the following transactions more difficult: an acquisition of us by means of a tender offer; an acquisition of us by means of a proxy contest or otherwise; or the removal of our incumbent officers and directors. It is possible that these provisions could make it more difficult to accomplish or could deter transactions that stockholders may otherwise consider to be in their best interest or in our best interests, including transactions which provide for payment of a premium over the market price for our shares.

These provisions, summarized below, are intended to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms.

Undesignated Preferred Stock

The ability of our board of directors, without action by the stockholders, to issue up to 10,000,000 shares of undesignated preferred stock with voting or other rights or preferences as designated by our board of directors could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.

Stockholder Meetings

Our amended and restated bylaws provide that a special meeting of stockholders may be called only by our chairman of the board, chief executive officer or president, or by a resolution adopted by a majority of our board of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals

Our amended and restated bylaws establish advance notice procedures with respect to stockholder proposals to be brought before a stockholder meeting and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

Elimination of Stockholder Action by Written Consent

Our certificate of incorporation and amended and restated bylaws eliminate the right of stockholders to act by written consent without a meeting.

Staggered Board

Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. For more information on the classified board, see “Management—Board Composition and Election of Directors.” This system of electing and removing directors may tend to discourage a third-party from making a tender offer or otherwise attempting to obtain control of us, because it generally makes it more difficult for stockholders to replace a majority of the directors.

Removal of Directors

Our certificate of incorporation provides that no member of our board of directors may be removed from office by our stockholders except for cause and, in addition to any other vote required by law, upon the approval of not less than two thirds of the total voting power of all of our outstanding voting stock then entitled to vote in the election of directors.

Stockholders Not Entitled to Cumulative Voting

Our certificate of incorporation does not permit stockholders to cumulate their votes in the election of directors. Accordingly, the holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they choose, other than any directors that holders of our preferred stock may be entitled to elect.

Delaware Anti-Takeover Statute

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits persons deemed to be “interested stockholders” from engaging in a “business combination” with a publicly held Delaware corporation for three years following the date these persons become interested stockholders unless the business combination is, or the transaction in which the person became an interested stockholder was, approved in a prescribed manner or another prescribed exception applies. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 15% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.

Choice of Forum

Our certificate of incorporation provides that, unless we consent in writing to the selection of an alternative form, the Court of Chancery of the State of Delaware will be the sole and exclusive forum for: (1) any derivative action or proceeding brought on our behalf; (2) any action asserting a claim of breach of a fiduciary duty or other wrongdoing by any of our directors, officers, employees or agents to us or our stockholders; (3) any action asserting a claim against us arising pursuant to any provision of the General Corporation Law of the State of Delaware or our certificate of incorporation or bylaws; (4) any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; or (5) any action asserting a claim governed by the internal affairs doctrine. Our certificate of incorporation also provides that any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and to have consented to this choice of forum provision. It is possible that a court of law could rule that the choice of forum provision contained in our certificate of incorporation is inapplicable or unenforceable if it is challenged in a proceeding or otherwise.

Amendment of Charter Provisions

The amendment of any of the above provisions, except for the provision making it possible for our board of directors to issue preferred stock, would require approval by holders of at least two thirds of the total voting power of all of our outstanding voting stock.

The provisions of Delaware law, our certificate of incorporation and our amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions may also have the effect of preventing changes in the composition of our board and management. It is possible that these provisions could make it more difficult to accomplish transactions that stockholders may otherwise deem to be in their best interests.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, LLC. The transfer agent and registrar’s address is 6201 15th Avenue, Brooklyn, New York 11219.

Exchange Listing

Our common stock has been approved for listing on The NASDAQ Capital Market under the symbol “AIRG.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock and there can be no assurance that a market for our common stock will develop or be sustained after this offering. Future sales of our common stock in the public market, including shares issued upon exercise of outstanding options or warrants, or the availability of such shares for sale in the public market, could adversely affect the trading price of our common stock. As described below, only a limited number of shares will be available for sale by our existing stockholders shortly after this offering due to contractual and legal restrictions on resale. Sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the trading price of our common stock at such time and our ability to raise equity capital in the future. Although our common stock has been approved for listing on The NASDAQ Capital Market, we cannot assure you that there will be an active public market for our common stock.

Based on the number of shares of our common stock outstanding as of March 31, 2016 and assuming (1) the automatic conversion of all outstanding shares of our preferred stock, (2) the issuance of 1,863,897 shares in satisfaction of accumulated dividends and the issuance by us of 1,500,000 shares in this offering, (3) the issuance of 127,143 shares of common stock to the holders of the 2011 Warrants as a result of the net exercise of the 2011 Warrants in May 2016 and (4) no exercise of the underwriters’ over-allotment option to purchase additional shares of common stock, upon the closing of this offering we will have outstanding an aggregate of 7,237,615 shares of common stock.

All of the shares sold in this offering by us will be freely tradable, except that any shares purchased in this offering by our “affiliates,” as that term is defined in Rule 144 under the Securities Act, generally may be sold in the public market only in compliance with Rule 144 under the Securities Act.

The remaining 5,737,615 shares of common stock will be deemed “restricted securities” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. We expect that substantially all of these restricted securities will be subject to the lock-up agreements described below.

In addition, of the 1,053,267 shares of our common stock that were subject to stock options outstanding as of June 30, 2016, options to purchase 1,017,424 shares of common stock were vested and expected to vest as of June 30, 2016 and will be eligible for sale 180 days following the effective date of this offering.

Rule 144

Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of registration statement of which this prospectus is a part, a person who is one of our affiliates and has beneficially owned shares of our common stock for at least six months would be entitled to sell in “broker’s transactions” or certain “riskless principal transactions” or to market makers, a number of shares within any three-month period, beginning on the date 90 days after the date of this prospectus, that does not exceed the greater of:

•	one percent of the number of shares of common stock then outstanding, which will equal approximately 72,376 shares immediately after the closing of this offering; or

•	the average weekly trading volume of our common stock on NASDAQ during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to a certain manner of sale provisions and notice requirements and to the availability of current public information about us. In addition, if the number of shares being sold under Rule 144 by an affiliate during any three-month period exceeds 5,000 shares or has an aggregate sale price in excess of $50,000, the seller must file a notice on Form 144 with the SEC and The NASDAQ Capital Market concurrently with either the placing of a sale order with the broker or the execution of a sale directly with a market maker.

Non-Affiliate Resales of Restricted Securities

In general, under Rule 144 under the Securities Act, as in effect on the effective date of the registration statement of which this prospectus is a part, a person who is not an affiliate of ours at the time of sale, and has not been an affiliate at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months but less than a year, including the holding period of any prior owner other than an affiliate, is entitled to sell the shares beginning on the 91st day after the effective date of the registration statement of which this prospectus is a part without complying with the manner of sale, volume limitation or notice provisions of Rule 144, and will be subject only to the current public information requirements of Rule 144. If such person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares under Rule 144(b)(1) without regard to any Rule 144 restrictions, including the public company requirement and the current public information requirement.

Rule 701

Any of our employees, officers, directors, consultants or advisors who purchased shares under a written compensatory stock or option plan or other written contract may be entitled to sell such shares in reliance on Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without complying with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the effective date of a registration statement under the Securities Act before selling those shares. However, substantially all of the shares issued under Rule 701 are subject to the lock-up agreements described below and will only become eligible for sale when the lock-up period expires.

Lock-Up Agreements

We and all of our directors and officers, as well as the other holders of substantially all shares of common stock (including securities exercisable or convertible into our common stock) outstanding immediately prior to this offering, have agreed or will agree that, without the prior written consent of Northland Capital Markets, during the period from the date of this prospectus and ending on the date 180 days after the date of this prospectus, we and they will not, among other things:

•	offer, pledge, sell, contract to sell, grant any option to purchase, make any short sale or otherwise dispose of any shares of common stock, options or warrants to purchase shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

•	in the case of our directors, officers and other holders of our securities, make any demand for exercise of any rights with respect to the registration of any securities.

This agreement is subject to certain exceptions. See “Plan of Distribution” below for additional discussion.

Registration Rights

We are party to an investors’ rights agreement which provides that certain stockholders have the right to demand that we file a registration statement or request that their shares of our common stock be covered by a registration statement that we are otherwise filing. See “Description of Capital Stock—Registration Rights” in this prospectus. Registration of their shares under the Securities Act would result in these shares becoming freely tradable without restriction under the Securities Act immediately upon effectiveness of the registration statement, subject to the expiration of the lock-up period described above and under “Plan of Distribution” in this prospectus.

Equity Plan

We intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of our common stock subject to outstanding stock options or reserved for issuance under our equity incentive plans and employee stock purchase plan. We expect to file this registration statement as soon as practicable after the closing of this offering. However, the shares registered on Form S-8 will be subject to Rule 144 limitations applicable to our affiliates and will not be eligible for resale until expiration of the lock up agreements to which they are subject.

UNDERWRITING

We have entered into an underwriting agreement with Northland Capital Markets as representative of the several underwriters listed below. In connection with this offering, Our common stock has been approved for listing on The NASDAQ Capital Market under the symbol “AIRG.”

The underwriters named below have agreed to buy, subject to the terms of the underwriting agreement, the number of shares of common stock listed opposite its respective name below. The underwriters are committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below. Northland Capital Markets and Wunderlich Securities, Inc. are the joint book-running managers for the offering.

Underwriter	Number of Shares
Northland Securities, Inc.(1)	975,000
Wunderlich Securities, Inc.	525,000

Total	1,500,000

(1)	Northland Capital Markets is the trade name for certain capital markets and investment banking services of Northland Securities, Inc., member FINRA/SIPC.

The underwriters have advised us that they propose to offer the shares of common stock to the public at a price of $8.00 per share. The underwriters propose to offer the shares of common stock to certain dealers at the same price less a concession of not more than $0.336 per share. After the offering, these figures may be changed by the underwriters.

The shares sold in this offering are expected to be ready for delivery against payment in immediately available funds on or about August 17, 2016, subject to customary closing conditions. The underwriters may reject all or part of any order.

We have granted to the underwriters an option to purchase up to an additional 225,000 shares of common stock from us at the same price to the public, and with the same underwriting discounts and commissions, as set forth in the table below. The underwriters may exercise this option any time during the 30-day period after the date of this prospectus, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Commissions and Discounts

The table below summarizes the underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the over-allotment option. In addition to the underwriting discounts and commissions, we have agreed to pay up to $150,000 of the fees and expenses of the underwriters, which may include the fees and expenses of counsel to the underwriters. We have already paid Northland Capital Markets a $25,000 refundable retainer. The refundable retainer will be applied against reasonable, accountable out-of-pocket expenses actually anticipated to be incurred by the underwriters and related persons and such expenses will be reimbursed to us to the extent not actually incurred pursuant to FINRA Rule 5110(f)(2)(C). We entered into an engagement letter with Northland Capital Markets that may be terminated by any party subject to certain restrictions, pursuant to which Northland Capital Markets provides us with certain financial advisory services. In connection with the successful completion of this offering, for the price of $50, Northland Capital Markets may purchase a warrant to purchase shares of our common stock equal to 3.0% of the shares sold in this offering at an exercise price that is 150% of the public offering price per share in this offering; provided further, that Northland Capital Markets will only receive such warrants relating to the over-allotment option upon the closing (if any) of the over-allotment option. The warrants are exercisable during the period commencing six months from the effective date of this offering and ending five years from the effective date of this offering. The warrants may not be sold during this offering, or sold, transferred, assigned,

pledged or hypothecated, or be the subject of any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants, or the shares acquirable upon exercise thereof, by any person for a period of 180 days immediately following the effective date of this registration statement, except as provided in paragraph (g)(2) of Rule 5110 of FINRA. The fees and expenses of the underwriters that we have agreed to reimburse are not included in the underwriting discounts and commissions set forth in the table below.

We granted Northland Capital Markets a right of first refusal to serve as co-manager or joint-bookrunner in connection with future public offering of securities we undertake within one year following the effective date of this offering. In accordance with applicable rules of FINRA, Northland Capital Markets does not have more than one opportunity to waive or terminate the right of first refusal in consideration of any payment or fee, and any payment or fee to waive or terminate the right of first refusal must be paid in cash and have a value not in excess of the greater of 1% of the proceeds in this offering (or, if greater, the maximum amount permitted by FINRA rules for compensation in connection with this offering) or 5% of the underwriting discounts or commissions paid in connection with any future financing subject to right of first refusal (including any overallotment option that may be exercised). This right of first refusal is not reflected in the table below.

Except as disclosed in this prospectus, the underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by FINRA to be underwriting compensation under FINRA Rule 5110. The underwriting discounts and commissions were determined through an arms’ length negotiation between us and the underwriters.

	Per Share	Total with No Over-Allotment	Total with Over-Allotment
Underwriting discounts and commissions:	$0.56	$840,000	$966,000

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions, will be $1.4 million. This includes $150,000 of fees and expenses of the underwriters. These expenses are payable by us.

Indemnification

We also have agreed to indemnify the underwriters against certain liabilities, including civil liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make in respect of those liabilities.

No Sales of Common Stock

We and each of our directors and officers have agreed not to offer, sell, agree to sell, directly or indirectly, or otherwise dispose of any shares of common stock or any securities convertible into or exchangeable for shares of common stock without the prior written consent of Northland Capital Markets for a period of 180 days after the date of this prospectus. These lock-up agreements provide limited exceptions and their restrictions may be waived at any time by Northland Capital Markets.

Price Stabilization, Short Positions and Penalty Bids

To facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of our common stock during and after the offering. Specifically, the underwriters may create a short position in our common stock for their own accounts by selling more shares of common stock than we have sold to the underwriters. The underwriters may close out any short position by purchasing shares in the open market.

In addition, the underwriters may stabilize or maintain the price of our common stock by bidding for or purchasing shares in the open market and may impose penalty bids. If penalty bids are imposed, selling concessions allowed to broker-dealers participating in this offering are reclaimed if shares previously distributed in this offering are repurchased, whether in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of our common stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of our common stock to the extent that it discourages resales of our common stock. The magnitude or effect of any stabilization or other transactions is uncertain. These transactions may be effected on The NASDAQ Capital Market or otherwise and, if commenced, may be discontinued at any time.

In connection with this offering, the underwriters and selling group members may also engage in passive market making transactions in our common stock on The NASDAQ Capital Market. Passive market making consists of displaying bids on The NASDAQ Capital Market limited by the prices of independent market makers and effecting purchases limited by those prices in response to order flow. Rule 103 of Regulation M promulgated by the SEC limits the amount of net purchases that each passive market maker may make and the displayed size of each bid. Passive market making may stabilize the market price of our common stock at a level above that which might otherwise prevail in the open market and, if commenced, may be discontinued at any time.

Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these transactions or that any transaction, if commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

The underwriters or syndicate members may facilitate the marketing of this offering online directly or through one of their affiliates. In those cases, prospective investors may view offering terms and a prospectus online and place orders online or through their financial advisors. Such websites and the information contained on such websites, or connected to such sites, are not incorporated into and are not a part of this prospectus.

Other Relationships

The underwriters and their affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters have in the past, and may in the future, engage in investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The underwriters have in the past, and may in the future, receive customary fees and commissions for these transactions.

In the ordinary course of their various business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that it acquires, long and/or short positions in such securities and instruments.

Selling Restrictions

Canada. The shares of common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares of common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive each, a Relevant Member State, no offer to the public of any of our shares of common stock will be made, other than under the following exemptions:

•	to any legal entity that is a qualified investor as defined in the Prospectus Directive;

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the issuer for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock will result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive or any supplementary prospectus pursuant to Article 16 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer so as to enable an investor to decide to purchase or subscribe for any shares of common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State. The expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. This document is not an approved prospectus for the purposes of section 85 of the UK Financial Services and Markets Act 2000, as amended, or FSMA, and a copy of it has not been, and will not be, delivered to or approved by the UK Listing Authority or approved by any other authority which could be a competent authority for the purposes of the Prospectus Directive.

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are “qualified investors” within the meaning of section 86(7) of FSMA that are also (i) investment professionals falling within Article 19(5) of the UK Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended, or the Order, and/or (ii) high net worth companies, unincorporated associations or partnerships and the trustees of high value trusts falling within Article 49(2)(a) to (d) of the Order and other persons to whom it may lawfully be communicated (each such person being referred to as a “relevant person”).

Any person in the United Kingdom that is not a relevant person should not act or rely on these documents or any of their contents. Any investment, investment activity or controlled activity to which this document relates is available in the United Kingdom only to relevant persons and will be engaged in only with such persons. Accordingly, this document has not been approved by an authorized person, as would otherwise be required by Section 21 of FSMA.

Any purchaser of shares of common stock resident in the United Kingdom will be deemed to have represented to us and the underwriters, and acknowledge that each of us and the underwriters are relying on such representation, that it, or the ultimate purchaser for which it is acting as agent, is a relevant person.

LEGAL MATTERS

The validity of our common stock offered hereby will be passed upon for us by Latham & Watkins LLP, San Diego, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Faegre Baker Daniels LLP, Minneapolis, Minnesota.

EXPERTS

Our financial statements as of December 31, 2014 and 2015, and for each of the years in the two-year period ended December 31, 2015, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to this offering of our common stock. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some items of which are contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits and the financial statements and notes filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract, or any other document, are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. The exhibits to the registration statement should be referenced for the complete contents of these contracts and documents. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

Upon the closing of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above.

Airgain, Inc.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

Airgain, Inc.:

We have audited the accompanying balance sheets of Airgain, Inc. as of December 31, 2014 and 2015, and the related statements of operations, stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2015. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Airgain, Inc. as of December 31, 2014 and 2015, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Irvine, California

June 8, 2016, except as to the second paragraph of Note 16, which is as of July 29, 2016.

Airgain, Inc.

Balance Sheets

December 31, 2014 and 2015, March 31, 2016 (unaudited), Pro Forma March 31, 2016 (unaudited)

	December 31,		March 31, 2016	Pro Forma stockholders’ equity as of March 31, 2016
	2014	2015
			(unaudited)
Assets
Current assets:
Cash and cash equivalents	$3,590,745	$5,335,913	$4,037,358	$4,037,398
Trade accounts receivable, net	3,512,871	3,731,998	3,679,003	3,679,003
Inventory	—	119,733	46,684	46,684
Prepaid expenses and other current assets	180,944	191,502	146,090	146,090

Total current assets	7,284,560	9,379,146	7,909,135	7,909,135
Property and equipment, net	1,352,664	1,026,784	950,369	950,369
Goodwill	—	1,249,956	1,249,956	1,249,956
Customer relationships, net	—	3,137,918	3,059,168	3,059,168
Intangible assets, net	—	345,069	332,486	332,486
Other assets	95,834	121,541	83,705	83,705

Total assets	$8,733,058	$15,260,414	$13,584,819	$13,584,819

Liabilities, preferred redeemable convertible stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$2,413,579	$2,873,471	$2,524,370	$2,524,370
Accrued bonus	819,091	1,335,500	398,250	398,250
Accrued liabilities	284,671	1,660,987	1,613,685	1,613,685
Current portion of long-term notes payable	273,197	1,625,030	1,609,092	1,609,092
Current portion of deferred rent obligation under operating lease	81,332	81,332	81,332	81,332

Total current liabilities	3,871,870	7,576,320	6,226,729	6,226,729
Preferred stock warrant liability	809,974	709,504	630,670	—
Long-term notes payable	346,873	2,721,865	2,333,333	2,333,333
Deferred rent obligation under operating lease	650,123	558,641	531,958	531,958

Total liabilities	5,678,840	11,566,330	9,722,690	9,092,020

Preferred redeemable convertible stock:
Series E preferred redeemable convertible stock—10,500,000 shares authorized at December 31, 2014 and 2015 and March 31, 2016 (unaudited); 8,202,466 shares issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited); aggregate liquidation preference of $15,545,786, $16,274,823 and $16,454,586 at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	15,545,786	16,274,823	16,454,586	—
Series F preferred redeemable convertible stock—5,000,000 shares authorized and 4,734,374 shares issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited); aggregate liquidation preference of $10,024,707, $10,517,081 and $10,638,489 at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	10,024,707	10,517,081	10,638,489	—
Series G preferred redeemable convertible stock—23,500,000 shares authorized at December 31, 2014 and 2015 and March 31, 2016 (unaudited); 10,118,516, 10,334,862 and 10,334,862 shares issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; aggregate liquidation preference of $16,770,164, $17,987,553 and $18,219,586 at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	15,153,863	16,315,002	16,547,035	—

	December 31,		March 31, 2016	Pro Forma stockholders’ equity as of March 31, 2016
	2014	2015
			(unaudited)
Stockholders’ deficit:
Preferred convertible stock:
Series A preferred convertible stock, 313,500 shares authorized, issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited); aggregate liquidation preference of $2,328,354, $2,416,194 and $2,437,853 at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	976,000	976,000	976,000	—
Series B preferred convertible stock, 1,183,330 shares authorized at December 31, 2014 and 2015 and March 31, 2016 (unaudited); 1,157,606 shares issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited); aggregate liquidation preference of $5,081,890 at December 31, 2014 and 2015 and March 31, 2016 (unaudited); no shares issued and outstanding pro forma (unaudited)	2,457,253	2,457,253	2,457,253	—
Series C preferred convertible stock, 682,000 shares authorized, issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited) ; aggregate liquidation preference of $682,000 at December 31, 2014 and 2015 and March 31, 2016 (unaudited); no shares issued and outstanding pro forma (unaudited)	549,010	549,010	549,010	—
Series D preferred convertible stock, 4,276,003 shares authorized at December 31, 2014 and 2015 and March 31, 2016 (unaudited); 4,091,068 shares issued and outstanding at December 31, 2014 and 2015 and March 31, 2016 (unaudited); aggregate liquidation preference of $4,316,451, $4,516,013 and $4,565,220 at December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively; no shares issued and outstanding pro forma (unaudited)	1,986,286	1,986,286	1,986,286	—

Common shares, 55,000,000 shares authorized at December 31, 2014 and 80,000,000 shares authorized at December 31, 2015 and March 31, 2016 (unaudited); 625,282 shares issued and outstanding at December 31, 2014, 665,842 shares issued and outstanding at December 31, 2015, and 665,842 shares issued and outstanding at March 31, 2016 (unaudited)	1,017,003	1,094,375	1,094,375	51,333,704
Additional paid-in capital	—	—	—	—
Note to employee	(266,282)	—	—	—
Accumulated (deficit) equity	(44,389,408)	(46,475,746)	(46,840,905)	(46,840,905)

Total stockholders’ deficit	(37,670,138)	(39,412,822)	(39,777,981)	4,492,799
Commitments and contingencies (note 12)

Total liabilities, preferred redeemable convertible stock and stockholders’ deficit	$8,733,058	$15,260,414	$13,584,819	$13,584,819

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Operations

Years ended December 31, 2014 and 2015 and three months ended March 31, 2015 and 2016 (unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Sales	$25,509,572	$27,793,073	$5,732,733	$8,512,305
Cost of goods sold	14,132,357	16,148,163	3,250,038	4,834,681

Gross Profit	11,377,215	11,644,910	2,482,695	3,677,624

Operating expenses:
Research and development	3,311,337	4,257,400	966,097	1,321,686
Sales and marketing	3,516,095	4,035,591	962,601	1,241,104
General and administrative	2,972,257	3,453,288	836,611	998,040
IPO cost	726,926	229,332	—	—

Total operating expenses	10,526,615	11,975,611	2,765,309	3,560,830

Income (loss) from operations	850,600	(330,701)	(282,614)	116,794
Other expense (income):
Interest expense, including amortization of debt discount	42,692	39,489	9,368	52,475
Fair market value adjustment - warrants	(2,747,570)	(85,325)	(242,993)	(78,834)
Exercise and expiration of warrants	(38,993)	(15,145)	—	—

Total other income	(2,743,871)	(60,981)	(233,625)	(26,359)
Income (loss) before income taxes	3,594,471	(269,720)	(48,989)	143,153
Provision for income taxes	6,171	622	8,511	4,000

Net income (loss)	3,588,300	(270,342)	(57,500)	139,153
Accretion of dividends on preferred convertible stock	(2,431,836)	(2,444,954)	(599,631)	(604,069)

Net income (loss) attributable to common stockholders	$1,156,464	$(2,715,296)	$(657,131)	$(464,916)

Net income (loss) per share:
Basic	$2.08	$(4.17)	$(1.05)	$(0.70)

Diluted	$(2.86)	$(4.30)	$(1.44)	$(0.82)

Weighted average shares used in calculating income (loss) per share
Basic	555,805	651,593	625,282	665,842

Diluted	555,805	651,593	625,282	665,842

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Stockholders’ Deficit

Years ended December 31, 2014 and 2015 and three months ended March 31, 2016 (unaudited)

	Preferred Convertible Stock		Common Stock		Additional Paid-in Capital	Note to Employee	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
Balance at December 31, 2013	6,244,174	$5,968,549	380,566	$1,016,783	$—	—	$(46,491,004)	$(39,505,672)

Stock-based compensation	—	—	—	—	657,730	—	—	657,730
Shares issued pursuant to stock awards	—	—	244,616	—	—	—	—	—
Exercise of stock options	—	—	100	220	—	—	—	220
Issuance of note to employee	—	—	—	—	—	(266,282)	—	(266,282)
Effect of accretion to redemption value	—	—	—	—	(657,730)	—	(1,486,704)	(2,144,434)
Net income	—	—	—	—	—	—	3,588,300	3,588,300

Balance at December 31, 2014	6,244,174	$5,968,549	625,282	$1,017,003	$—	$(266,282)	$(44,389,408)	$(37,670,138)

Stock-based compensation	—	—	—	—	341,554	—	—	341,554
Shares issued pursuant to stock awards	—	—	16,300	—	—	—	—	—
Exercise of Stock Options	—	—	24,260	77,372	—	—	—	77,372
Forgiveness of note to employee	—	—	—	—	—	266,282	—	266,282
Effect of accretion to redemption value	—	—	—	—	(341,554)	—	(1,815,996)	(2,157,550)
Net loss	—	—	—	—	—	—	(270,342)	(270,342)

Balance at December 31, 2015	6,244,174	$5,968,549	665,842	$1,094,375	$—	$—	$(46,475,746)	$(39,412,822)

Stock-based compensation (unaudited)	—	—	—	—	28,893	—	—	28,893
Shares issued pursuant to stock awards (unaudited)	—	—	—	—	—	—	—	—
Effect of accretion to redemption value (unaudited)	—	—	—	—	(28,893)	—	(504,312)	(533,205)
Net income (unaudited)	—	—	—	—	—	—	139,153	139,153

Balance at March 31, 2016 (unaudited)	6,244,174	$5,968,549	665,842	$1,094,375	$—	$—	$(46,840,905)	$(39,777,981)

See accompanying notes to financial statements.

Airgain, Inc.

Statements of Cash Flows

Years ended December 31, 2014 and 2015 and three months ended March 31, 2015 and 2016 (unaudited)

	Year Ended December 31,		Three Months Ended March 31,
	2014	2015	2015	2016
			(unaudited)
Cash flows from operating activities:
Net income (loss)	$3,588,300	$(270,342)	$(57,500)	$139,153
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation	371,603	458,734	113,263	117,445
Amortization	—	14,013	—	91,333
Fair market value adjustment - warrants	(2,747,570)	(85,325)	(242,993)	(78,834)
Exercise and expiration of warrants	(38,993)	(15,145)	—	—
Stock-based compensation	657,730	341,554	150,571	28,893
Forgiveness of note to employee	—	266,282	—	—
Gain on disposal of fixed assets	(25,441)	—	—	—
Changes in operating assets and liabilities:
Trade accounts receivable	(90,942)	210,140	197,375	52,995
Inventory	—	(119,733)	(50,774)	73,048
Prepaid expenses and other assets	2,408	(36,265)	7,114	83,248
Accounts payable	173,896	298,918	(653,079)	(349,102)
Accrued bonus	(119,841)	516,409	(598,125)	(937,250)
Accrued liabilities	(337,354)	361,067	152,397	(47,302)
Deferred obligation under operating lease	214,578	(91,482)	(22,659)	(26,683)

Net cash provided by (used in) operating activities	1,648,374	1,848,825	(1,004,410)	(853,056)
Cash flows from investing activities:
Cash paid for acquisition	—	(4,000,000)	—	—
Purchases of property and equipment	(984,697)	(132,854)	(34,752)	(41,030)
Proceeds from sale of equipment	34,786	—	—	—

Net cash used in investing activities	(949,911)	(4,132,854)	(34,752)	(41,030)
Cash flows from financing activities:
Proceeds from notes payable	500,000	4,000,000	—	—
Repayment of notes payable	(129,930)	(273,175)	(66,736)	(404,469)
Proceeds from exercise of warrant	—	225,000	—	—
Issuance of note to employee	(266,282)	—	—	—
Proceeds from exercise of stock options	220	77,372	—	—

Net cash provided by (used in) financing activities	104,008	4,029,197	(66,736)	(404,469)
Net increase (decrease) in cash and cash equivalents	802,471	1,745,168	(1,105,898)	(1,298,555)
Cash, beginning of period	2,788,274	3,590,745	3,590,745	5,335,913

Cash, end of period	$3,590,745	$5,335,913	$2,484,847	$4,037,358

Supplemental disclosure of cash flow information
Interest paid	$42,692	$39,489	$9,368	$52,475
Income taxes paid	10,786	6,171	5,000	—
Supplemental disclosure of non-cash investing and financing activities:
Accretion of Series E, F, and G preferred redeemable convertible stock to redemption amount	$2,144,434	$2,157,550	$528,765	$533,203
Property and equipment acquired through lease incentives	$650,100	$—	$—	$—

See accompanying notes to financial statements.

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(1)	Significant Accounting Policies

(a)	Description of Business

Airgain, Inc. (the Company) was incorporated in the State of California on March 20, 1995. The Company is a leading provider of embedded antenna technologies used to enable high performance wireless networking across a broad range of home, enterprise, and industrial devices. The Company designs, develops, and engineers its antenna products for original equipment and design manufacturers worldwide. The Company’s main office is in San Diego, California with office space and research facilities in San Diego, California, Taipei, Taiwan, Shenzhen and Jiangsu, China and Cambridgeshire, United Kingdom.

(b)	Unaudited Interim Financial Information

The accompanying interim balance sheet as of March 31, 2016, the interim statements of operations and cash flows for the three months ended March 31, 2015 and 2016, and the interim statement of stockholders’ deficit for the three months ended March 31, 2016 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in management’s opinion, reflect all adjustments, which include only normal recurring adjustments, that management believes are necessary to present fairly the Company’s financial position as of March 31, 2016, and results of operations and cash flows for the three months ended March 31, 2015 and 2016. The financial data and other information disclosed in these notes to the financial statements as of and for the three months ended March 31, 2015 and 2016 are unaudited. The results of operations during the three months ended March 31, 2016 are not indicative of the results to be expected for the entire year ending December 31, 2016 or for any future period.

(c)	Unaudited Pro Forma Stockholders’ Deficit

The unaudited pro forma stockholders’ deficit information as of March 31, 2016 gives effect to: (1) the automatic conversion of all outstanding shares of our preferred stock into 3,080,733 shares of our common stock prior to the closing of this offering, (2) the issuance of 1,863,897 shares of our common stock to the holders of Series A, D, E, F and G preferred stock in connection with this offering in satisfaction of accumulated dividends as of March 31, 2016, and (3) the issuance of 127,143 shares of common stock to the holders of the 2011 Warrants as a result of the net exercise of the 2011 Warrants in May 2016.

(d)	Segment Information

The Company’s operations are located primarily in the United States, and most of its assets are located in San Diego, California. The Company operates in one segment related to the sale of antenna products. The Company’s chief operating decision-maker is its chief executive officer, who reviews operating results on an aggregate basis and manages the Company’s operations as a single operating segment.

F-8	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(e)	Cash and Cash Equivalents

For purposes of financial statement presentation, the Company classifies all highly liquid financial instruments with an original maturity of three months or less when purchased to be cash equivalents. At times, the Company has had cash and cash equivalents deposited at financial institutions in excess of federally insured deposit limits. However, cash is held on deposit at major financial institutions and is considered subject to minimal credit risk. To date, the Company has not realized any losses on its cash and cash equivalents.

(f)	Trade Accounts Receivable

Trade accounts receivable is adjusted for all known uncollectible accounts. The policy for determining when receivables are past due or delinquent is based on the contractual terms agreed upon. Accounts are written off once all collection efforts have been exhausted. An allowance for doubtful accounts is established when, in the opinion of management, collection of the account is doubtful. The allowance for doubtful accounts was $0 as of December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited).

(g)	Inventory

The vast majority of the Company’s products are manufactured by third parties that retain ownership of the inventory until title is transferred to the customer at the shipping point. In certain instances, shipping terms are delivery at place and the Company is responsible for arranging transportation and delivery of goods ready for unloading at the named place. The Company bears all risk involved in bringing the goods to the named place and records the related inventory in transit to the customer as inventory on the accompanying balance sheet.

Inventory is stated at the lower of cost or market. Cost is determined using the first-in, first-out method (FIFO).

(h)	Property and Equipment

Property and equipment are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the assets, generally three years. The estimated useful lives for leasehold improvements are the estimated useful life of the asset or lease term, if shorter. Property and equipment are reviewed for impairment whenever events or changes in circumstances indicate the carrying amount of an asset may not be recoverable.

(i)	Goodwill

Goodwill, which has an indefinite useful life, represents the excess of cost over fair value of net assets acquired. The change in the carrying value of goodwill during the year ended December 31, 2015, was due to a current acquisition.

The Company reviews goodwill for impairment annually on December 1st and whenever events or changes in circumstances indicate that goodwill may be impaired.

F-9	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(j)	Long-lived Assets

The Company’s identifiable intangible assets are comprised of acquired developed technologies, customer relationships and non-compete agreements. The cost of the identifiable intangible assets with finite lives is amortized on a straight-line basis over the assets’ respective estimated useful lives. The Company periodically re-evaluates the original assumptions and rationale utilized in the establishment of the carrying value and estimated lives of long-lived assets and finite-lived intangible assets. Long-lived assets and finite-lived intangibles are assessed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If an asset is considered to be impaired, the impairment recognized is equal to the amount by which the carrying value of the asset exceeds its fair value.

(k)	Revenue Recognition

The Company generates revenue primarily from the sale of its antenna products. The Company recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the relevant receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Title and risk of loss transfer to customers either when the products are shipped to or received by the customer, based on the terms of the specific agreement with the customer.

A portion of the Company’s sales are made through distributors under agreements allowing for pricing credits and/or rights of return under certain circumstances. To date, pricing credits and returns under these provisions have been insignificant; accordingly, the Company recognizes revenue upon shipment to the distributor and the Company’s allowance for sales returns and pricing credits was insignificant as of December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited).

(l)	Shipping and Transportation Costs

Shipping and other transportation costs are expensed as incurred. Shipping and other transportation costs were $154,025 and $221,974 for the years ended December 31, 2014 and 2015, respectively and $37,795 and $53,531 for the three months ended March 31, 2015 and 2016 (unaudited), respectively. These costs are included in general and administrative expenses in the accompanying statements of operations.

(m)	Research and Development Costs

Costs incurred in connection with research and development are expensed as incurred.

(n)	Income Taxes

The Company records income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period

F-10	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

that includes the enactment date. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more likely than not that some portion of the deferred tax asset will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The Company records interest related to unrecognized tax benefits in interest expense and penalties in general and administrative expenses.

The Company uses the with-and-without approach, disregarding indirect tax impacts, for determining the period in which tax benefits for excess share-based deductions are recognized.

(o)	Stock-Based Compensation

The Company recognizes all employee stock-based compensation as a cost in the financial statements. Equity classified awards are measured at the grant-date fair value of the award. The Company estimates the grant-date fair value using the Black-Scholes-Merton option-pricing model. The impact of forfeitures that may occur prior to vesting is also estimated and considered in the amount recognized for all stock-based compensation. Compensation cost is recognized on a straight-line basis over the requisite service period for the entire award. Stock-based compensation expense for the years ended December 31, 2014 and 2015 was $657,730 and $341,554, respectively, and for the three months ended March 31, 2015 and 2016 (unaudited) was $150,571 and $28,893, respectively.

(p)	Preferred Redeemable Convertible Stock

The Company has Series E, F, and G preferred redeemable convertible stock (collectively, Senior Preferred Stock). As these securities are redeemable for cash at the option of the holders, they are excluded from stockholders’ equity and presented as temporary equity in the accompanying balance sheets.

At any time after May 2013, but within ninety days after the receipt of a written request from the holders of not less than 66 2/3% of the then outstanding Senior Preferred Stock, all shares of the Senior Preferred Stock can be redeemed at the original issue price plus any accrued and unpaid dividends in two annual installments. At least one of the Company’s two largest shareholders would need to vote in favor of redemption to meet the 66 2/3% requirement. The Company has obtained written commitments from these two shareholders committing that neither shareholder would vote in favor of redemption prior to January 1, 2018.

As only the passage of time is required for Senior Preferred Stock to be redeemable, the Company adjusts the carrying value of the Senior Preferred Stock to its redemption value at each balance sheet date.

(q)	Preferred Stock Warrant Liability

As of March 31, 2016, the Company had issued freestanding warrants exercisable to purchase shares of its Series G preferred redeemable convertible stock. These warrants are classified as a liability in the

F-11	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

accompanying consolidated balance sheets, as the terms for redemption of the underlying security are outside the Company’s control. The warrants are recorded at fair value using a combination of an option pricing model and current value model under the probability-weighted return method. The fair value of all warrants is remeasured at each balance sheet date with any changes in fair value being recognized in the statement of operations. In May 2016, the warrants were amended such that the warrants became immediately exercisable into shares of the Company’s common stock. Concurrent with such amendment, the holders of the outstanding warrants elected to net exercise the warrants, and the Company issued an aggregate of 127,143 shares of common stock.

(r)	Fair Value Measurements

The carrying values of the Company’s financial instruments, including cash, trade accounts receivable, accounts payable, and accrued liabilities approximate their fair values due to the short maturity of these instruments.

Fair value measurements are market-based measurements, not entity-specific measurements. Therefore, fair value measurements are determined based on the assumptions that market participants would use in pricing the asset or liability. The Company follows a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for fair value measurements for each level within the hierarchy is described below:

•	Level 1: Quoted prices in active markets for identical assets or liabilities.

•	Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

•	Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable in active markets.

The following table provides a summary of the recognized liabilities carried at fair value on a recurring basis:

	Balance as of December 31, 2014
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 10)	$—	—	809,974

	Balance as of December 31, 2015
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 10)	$—	—	709,504

	Balance as of March 31, 2016
	(unaudited)
	Level 1	Level 2	Level 3
Liabilities:
Warrant liability (note 10)	$—	—	630,670

F-12	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

The Company’s accounting policy is to recognize transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers into or out of Level 1, Level 2, or Level 3 for the years ended December 31, 2014 and December 31, 2015 and the three months ended March 31, 2016 (unaudited).

The following table provides a rollforward of the Company’s Level 3 fair value measurements during the years ended December 31, 2014 and December 31, 2015 and the three months ended March 31, 2016 (unaudited), which consist of the Company’s warrant liability:

Balance at December 31, 2013	$3,596,537
Change in fair value of warrant liability	(2,747,570)
Exercise and expiration of warrants	(38,993)

Balance at December 31, 2014	809,974
Change in fair value of warrant liability	(85,325)
Exercise and expiration of warrants	(15,145)

Balance at December 31, 2015	709,504
Change in fair value of warrant liability (unaudited)	(78,834)
Exercise and expiration of warrants (unaudited)	—

Balance at March 31, 2016 (unaudited)	$630,670

Due to the inherent uncertainty of determining the fair value of assets and liabilities that do not have a readily available market value, the fair value of the warrant liability may fluctuate from period to period. Additionally, the fair value of the liability may differ significantly from the values that would have been used had a ready market existed for such liabilities.

(s)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include valuation of the preferred redeemable convertible stock warrant liability, stock-based compensation and intangible assets.

(t)	Comprehensive Income (Loss)

The Company had no other transactions or activity, other than net income (loss), that would be considered as part of comprehensive income (loss).

(u)	Net Income or Loss Per Share

Basic net income or loss per share is calculated by dividing net income or loss available to common stockholders by the weighted average shares of common stock outstanding for the period. Diluted net

F-13	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

income or loss per share is calculated by dividing net income or loss by the weighted average shares of common stock outstanding for the period plus amounts representing the dilutive effect of securities that are convertible into common stock. Preferred dividends are deducted from net income or loss in arriving at net income or loss attributable to common stockholders. The Company calculates diluted earnings or loss per common share using the treasury stock method and the as-if-converted method, as applicable.

The following table presents the computation of net income or loss per share:

	Years ended December 31,		Three months ended March 31,
	2014	2015	2015	2016
			(unaudited)
Numerator:
Net income (loss)	$3,588,300	$(270,342)	$(57,500)	$139,153
Accretion of dividends on preferred stock	(2,431,836)	(2,444,954)	(599,631)	(604,069)

Net income (loss) attributable to common stockholders -basic	$1,156,464	$(2,715,296)	$(657,131)	$(464,916)
Adjustment for change in fair value of warrant liability	(2,747,570)	(85,325)	(242,993)	(78,834)

Net loss attributable to common stockholders - diluted	$(1,591,106)	$(2,800,621)	$(900,124)	$(543,750)

Denominator:
Weighted average common shares outstanding
Basic	555,805	651,593	625,282	665,842
Diluted	555,805	651,593	625,282	665,842
Net income (loss) per share:
Basic	$2.08	$(4.17)	$(1.05)	$(0.70)
Diluted	$(2.86)	$(4.30)	$(1.44)	$(0.82)

Potentially dilutive securities not included in the calculation of diluted net loss per share because to do so would be anti-dilutive are as follows (in common stock equivalent shares):

	Years ended December 31,		Three months ended March 31,
	2014	2015	2015	2016
			(unaudited)
Preferred redeemable convertible stock, including accumulated dividends	4,653,197	4,891,205	4,706,300	4,944,630
Employee stock options	504,550	756,692	692,358	754,192
Series G preferred stock warrants outstanding	809,972	788,338	809,972	788,338

Total	5,967,719	6,436,235	6,208,630	6,487,160

F-14	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

The unaudited pro forma basic and diluted net income or loss per share is calculated by dividing the pro forma net income or loss by the weighted average number of common shares outstanding for the period plus the weighted average number of common shares resulting from the assumed conversion of the outstanding shares of convertible preferred stock and the assumed issuance of common stock in satisfaction of accumulated dividends. The assumed conversion is calculated using the as-if-converted method, as if such conversion had occurred as of the beginning of each period presented or the original issuance date, if later. The pro forma net income or loss is calculated by adding the accretion to liquidation value of convertible preferred stock and the adjustment for change in the fair value of warrant liability from the net loss attributable to common stockholders.

	Pro Forma December 31, 2015	Pro Forma March 31, 2016

	(unaudited)	(unaudited)
Numerator:
Net income (loss) attributable to common stockholders	(2,715,296)	(464,916)
Add: Accretion of dividends on preferred stock	2,444,954	604,069
Add: Adjustment for change in fair value of warrant liability	85,325	78,834

Net loss attributable to common stockholders, basic and diluted	(185,017)	217,987

Denominator:
Weighted average common shares outstanding basic and diluted	651,593	665,842
Add: Adjustment to reflect assumed conversion of preferred stock	3,080,733	3,080,733

Add: Adjustment to reflect assumed issuance of accumulated preferred dividends	1,810,472	1,863,897

Add: Adjustment of outstandiing stock options (treasury method)	16,489	23,432

Pro forma weighted average common shares outstanding, basic and diluted	5,559,287	5,633,904

Pro forma net income (loss) per share
Basic	(0.03)	0.04
Diluted	(0.03)	0.04

F-15	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(2)	Property and Equipment

Depreciation and amortization of property and equipment is calculated on the straight-line method based on estimated useful lives of six to ten years for tenant improvements, and three years for all other property and equipment. Property and equipment consist of the following:

	December 31,		March 31, 2016 (unaudited)
	2014	2015
Lab equipment	1,211,476	1,284,626	1,325,656
Computer equipment	166,149	182,266	182,266
Computer software	289,278	302,549	302,549
Furniture and fixtures	178,886	184,233	184,233
Tenant improvements	738,930	763,898	763,898
Other office equipment	38,753	38,753	38,753

	2,623,472	2,756,325	2,797,355
Less accumulated depreciation	(1,270,808)	(1,729,541)	(1,846,986)

	1,352,664	1,026,784	950,369

Depreciation expense was $371,603 and $458,734 for the years ended December 31, 2014 and 2015, respectively, and $113,263 and $117,445 for the three months ended March 31, 2015 and 2016 (unaudited), respectively.

(3)	Acquisitions

On December 17, 2015, the Company executed and entered into an asset purchase agreement for certain North American assets of Skycross, Inc., a manufacturer of advanced antenna and radio-frequency solutions. As a result of the acquisition, the Company expects to benefit from the acquisition primarily through the addition of new customers. The goodwill of $1,249,956 arising from the acquisition relates to expected synergies and cost reductions through economies of scale. The amount of goodwill expected to be deductible for tax purposes is $1,249,956.

In addition to the $4.0 million paid up front, the purchase price also includes a contingent consideration arrangement. The $1.0 million of deferred consideration is payable upon the later of (i) the expiration of the Transition Services Agreement between the Company and Skycross, Inc. which defines transition services to be provided by Skycross to the Company, and (ii) the date on which the Company has received copies of third party approvals with respect to each customer and program that was purchased. The potential undiscounted amount of all future payments that could be required to be paid under the contingent consideration arrangement is between $0 and $1.0 million. The fair value of the contingent consideration was estimated by applying the income approach. The income approach is based on estimating the value of the present worth of future net cash flow.

F-16	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

The following table summarizes the consideration paid and the estimated fair value of the assets acquired and liabilities assumed at the acquisition date.

Consideration:
Cash	$4,000,000
Contingent consideration arrangement	1,000,000

Fair value of total consideration transferred	$5,000,000

Recognized amounts of identifiable assets acquired and liabilities assumed:
Accounts receivable	$429,267
Intangible assets	3,497,000
Current liabilities	(176,223)

Total identifiable net assets acquired	3,750,044
Goodwill	1,249,956

Total	$5,000,000

The fair value of accounts receivable is $429,267. The contingent consideration of $1.0 million is included in the accrued liabilities balance on the accompanying balance sheets as of December 31, 2015 and March 31, 2016 (unaudited), respectively.

Revenue associated with the acquired Skycross assets since the date of acquisition was $0.2 million and $1.0 million for the year ended December 31, 2015 and for the three months ended March 31, 2016 (unaudited), respectively. Cost of goods sold associated with the acquired Skycross assets since the date of acquisition was $0.1 million and $0.4 million for the year ended December 31, 2015 and for the three months ended March 31, 2016 (unaudited), respectively. The acquired assets were not managed as a discrete business by the previous owner. Accordingly, the historical financial information for the assets acquired was impracticable to obtain, and inclusion of pro forma information would require the Company to make estimates and assumptions regarding these assets’ historical financial results that may not be reasonable or accurate. As a result, pro forma results are not presented. It is not practicable to determine net income included in the Company’s operating results relating to Skycross assets since the date of acquisition because the assets have been fully integrated into the Company’s operations, and the operating results of the Skycross assets can therefore not be separately identified.

(4)	Goodwill

Changes to the Company’s goodwill balance during the year ended December 31, 2015 and during the three months ended March 31, 2016 (unaudited) are as follows:

Balance at December 31, 2014	$—
Current period acquisition	1,249,956

Balance at December 31, 2015	$1,249,956
Current period adjustments	—
Balance at March 31, 2016 (unaudited)	$1,249,956

F-17	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(5)	Intangible Assets

The following is a summary of the Company’s acquired intangible assets:

	December 31, 2015
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net

Developed technologies	10	$280,000	$1,074	$278,926
Customer relationships	10	3,150,000	12,082	3,137,918
Non-compete agreement	3	67,000	857	66,143

Total intangible assets, net	10	$3,497,000	$14,013	$3,482,987

	March 31, 2016 (unaudited)
	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Intangibles, Net
Developed technologies	10	$280,000	$8,074	$271,926
Customer relationships	10	3,150,000	90,832	3,059,168
Non-compete agreement	3	67,000	6,440	60,560

Total intangible assets, net	10	$3,497,000	$105,346	$3,391,654

The estimated annual amortization of intangible assets for the next five years and thereafter is shown in the following table. Actual amortization expense to be reported in future periods could differ from these estimates as a results of acquisitions, divestitures, asset impairments, among other factors. Amortization expense was $0 and $14,013 for the years ended December 31, 2014 and 2015 and $0 and $91,333 for the three months ended March 31, 2015 and 2016 (unaudited), respectively.

	December 31, 2015	March 31, 2016 (unaudited)
2016	$365,333	$274,000
2017	365,333	365,333
2018	364,477	364,477
2019	343,000	343,000
2020	343,000	343,000
Thereafter	1,701,844	1,701,844

Total	$3,482,987	$3,391,654

F-18	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(6)	Long-term Notes Payable (including current portion) and Line of Credit

In June 2012, the Company amended its line of credit with Silicon Valley Bank. The amended revolving line of credit facility allows for an advance up to $3.0 million. The facility bears an interest rate of prime (4% as of December 31, 2015) plus 1.25%. The revolving facility is available as long as the Company maintains a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the facility of 1.25 to 1.00; otherwise, the facility reverts to its previous eligible receivables financing arrangement. The amended facility matures in April 2018. The bank has a first security interest in all the Company’s assets excluding intellectual property, for which the bank has received a negative pledge. There was no balance owed on the line of credit as of December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited).

In December 2013, the Company further amended its revolving line of credit under the amended and restated loan and security with Silicon Valley Bank to include a growth capital term loan of up to $750,000. The growth capital term loan requires interest only payments through June 30, 2014 at which point it is to be repaid in 32 equal monthly installments of interest and principal. The growth capital term loan matures on February 1, 2017, at which time all unpaid principal and accrued and unpaid interest is due. The growth capital term loan interest rate is 6.5%. The Company must maintain a liquidity ratio of cash and cash equivalents plus accounts receivable to outstanding debt under the facility of greater than or equal to 1.00 to 1.00. As of December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited), $620,070, $346,895 and $275,759 was outstanding under this loan, respectively.

The remaining principal payments subsequent to December 31, 2015 and March 31, 2016 (unaudited) are as follows:

	December 31, 2015	March 31, 2016 (unaudited)
Year ending:
2016	$291,697	$220,561
2017	55,198	55,198

	$346,895	$275,759

In December 2015, the Company amended its loan and security agreement with Silicon Valley Bank to include a term loan in the amount of $4.0 million. The loan requires 36 monthly installments of interest and principal. The loan matures on December 1, 2018. The loan agreement requires the Company to maintain a liquidity ratio of 1.25 to 1.00 as of the last day of each month and a minimum EBITDA, measured as of the last day of each fiscal quarter for the previous six month period (for December 31, 2015 and March 31, 2016 the minimum EBITDA is ($350,000)). The interest rate is 5%. As of December 31, 2015 and March 31, 2016 (unaudited), $4,000,000 and $3,666,667 was outstanding under this loan, respectively.

F-19	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

The remaining principal payments on the $4.0 million loan subsequent to December 31, 2015 and March 31, 2016 (unaudited) are as follows:

	December 31, 2015	March 31, 2016 (unaudited)
Year ending:
2016	$1,333,333	$1,000,000
2017	1,333,333	1,333,333
2018	1,333,334	1,333,334

	$4,000,000	$3,666,667

The Company was in compliance with all financial term loan and line of credit financial covenants as of December 31, 2015 and March 31, 2016 (unaudited).

(7)	Income Taxes

(a)	Income Taxes

Income tax expense attributable to income from continuing operations consists of the following:

	December 31, 2014
	Current	Deferred	Total
U.S. federal	$—	—	—
State and local	6,171	—	6,171

	$6,171	—	6,171

	December 31, 2015
	Current	Deferred	Total
U.S. federal	$—	—	—
State and local	622	—	622

	$622	—	622

F-20	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(b)	Tax Rate Reconciliation

Income tax expense attributable to income from continuing operations was $6,171 and $622 for each of the years ended December 31, 2014 and 2015, respectively, and differed from the amounts computed by applying the U.S. federal income tax rate of 34% to pretax income from continuing operations as a result of the following:

	2014	2015
Computed “expected” tax provision (benefit)	1,222,120	(91,705)
Change in federal valuation allowance	(1,953,002)	(674,460)
Section 382 limitation expiration	1,712,466	—
State and local income taxes, net of federal income tax benefit	4,132	411
Nondeductible warrant adjustment	(947,432)	(34,160)
Research and development credit	(143,114)	(168,940)
Uncertain tax position	—	797,513
Other	111,001	171,963

	6,171	622

(c)	Significant Components of Current and Deferred Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets at December 31, 2014 and 2015 are presented below.

	2014	2015
Deferred tax assets, net:
Net operating loss carryforwards	9,448,214	9,008,344
Capitalization of patent costs net of amortization	710,286	441,076
Capitalization of acquisition costs net of amortization	—	35,263
Tax credit carry forwards	2,519,715	1,421,252
Other timing differences	(199,440)	197,464

	12,478,775	11,103,399
Less valuation allowance	(12,478,775)	(11,103,399)

Net deferred tax asset	—	—

The net change in the total valuation allowance was a decrease of $2,085,328 and $1,375,356 in 2014 and 2015, respectively. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities (including the impact of available carryback and carryforward periods), projected future taxable income, and tax-planning strategies in making this assessment.

Current federal and state tax laws include substantial restrictions on the annual utilization of net operating loss and tax credit carryforwards in the event of an ownership change as defined. In May,

F-21	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

2014, the Company completed its analysis to determine whether prior ownership changes have resulted in limitations on the Company’s ability to utilize these net operating losses and tax credit carryforwards. The Company has determined that as of December 31, 2015, it has $21,756,000 in available unlimited federal net operating loss carryforwards which will begin to expire in 2022, and $18,226,000 of unlimited California net loss carryforwards which began expiring in 2015. In addition, the Company has federal research and development tax credit carryforwards of approximately $797,462 at December 31, 2015, which if unutilized will expire between 2026 and 2034 The Company also has state research and development tax credit carryforwards of approximately $610,192 at December 31, 2015 which may be available to reduce future state taxable income if any, over an indefinite period. The net loss carryforwards and these tax credits are subject to examination by state and federal taxing authorities and may need to be revised as a result of any exam.

The Company’s tax years that remain open and are subject to examination by tax jurisdiction are years 2011 and forward for federal and years 2010 and forward for the state of California.

During 2015, the Company derecognized $1,408,000 of tax benefit associated with certain federal and state research and development tax credit carryforwards that, in previous, periods were offset with a full valuation allowance.

As of December 31, 2014 and 2015, there were $0 and $1,408,000 in total unrecognized tax benefits, respectively. If recognized, none of these unrecognized tax benefits would result in a tax benefit since they would be fully offset with a valuation allowance.

(8)	Stockholders’ Deficit

(a)	Preferred Convertible Stock

In June 2000, the Company sold 313,500 shares of Series A preferred convertible stock (Series A Preferred Stock) at $3.84 per share for gross proceeds of $1.2 million.

In March 2001, the Company sold 290,993 shares of Series B preferred convertible stock (Series B Preferred Stock) at $4.39 per share for gross proceeds of $1.3 million in cash. At various times during 2003 the company issued a total of 866,613 additional shares of Series B Preferred Stock for cash and as compensation for services received and to satisfy debt obligations totaling approximately $1.2 million.

In September 2003, the Company sold 682,000 shares of Series C preferred convertible stock (Series C Preferred Stock) at $1.00 per share for gross proceeds of $0.7 million.

In November 2003, the Company sold 4,091,068 shares of Series D Preferred Convertible Stock (Series D Preferred Stock) at $0.542 per share for gross proceeds of $2.2 million.

The holders of the Series A, B, C and D Preferred Stock (collectively, Junior Preferred Stock), are entitled to receive cumulative dividends at a rate of $0.0488, $0.00, $0.00 and $0.0488 per share, per annum, respectively, and are payable upon liquidation, redemption or conversion in order of their preference prior to any dividends on common stock.

The holders of the Junior Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate equal to their purchase price per share plus all accrued and unpaid dividends. Upon completion of this distribution, any remaining assets will be distributed to the holders

F-22	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

of the common stock and to holders of the Junior Preferred Stock and to the holders of the Senior Preferred Stock (on an as converted basis) until all amounts received by the holders of the Series A Preferred Stock is equal to $19.20 per share, the Series D Preferred Stock is equal to $2.168 per share, Series E Preferred Stock is equal to $4.44 per share, Series F Preferred Stock is equal to $5.20 per share, and Series G Preferred Stock is equal to $5.20 per share, the remaining assets shall be distributed among holders of shares of the common stock. The holders of the Senior Preferred Stock have priority and are made in preference to any payments to the Junior Preferred Stock up to the Senior Preferred Stock’s liquidation preference. The holders of the Junior Preferred Stock have priority and are made in preference to any payments to the holders of the common stock up to the Junior Preferred Stock’s liquidation preference. After distribution of both the Senior Preferred Stock and Junior Preferred Stock’s liquidation preferences, any remaining assets of the Company shall be distributed to the holders of the common stock.

Each share of Junior Preferred Stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion price of $21.70, $24.23, $8.59, $5.42 for the Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock and Series D Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Junior Preferred Stock is automatically convertible into common stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to the Company are at least $15.0 million and at a per share offering price of at least $76.80 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits, or (ii) the date specified by written consent or agreement by the holders of the majority of the then outstanding shares voting together as a single class on an as-converted basis (without giving effect to the conversion dividends).

As long as 1,678,450 shares of Junior Preferred Stock remains outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Junior Preferred Stock or the majority of the Board of Directors.

The holders of the Junior Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

F-23	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(b)	Shares Reserved for Future Issuance

The following common stock is reserved for future issuance at December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited):

	Shares
	December 31, 2014	December 31, 2015	March 31, 2016
			(unaudited)
Conversion of Series A, B, C, and D preferred convertible stock	753,687	753,687	753,687
Conversion of Series E, F, and G preferred redeemable convertible stock	2,305,535	2,327,170	2,327,170
Warrants issued and outstanding	809,972	788,338	788,338
Stock option awards issued and outstanding	505,450	756,692	754,192
Authorized for grants under the 2013 Equity Incentive Plan	126,876	321,313	321,313

	4,501,520	4,947,200	4,944,700

(9)	Preferred Redeemable Convertible Stock

In June 2005 and February 2006, the Company sold a total of 7,984,727 shares of Series E Preferred Redeemable Convertible Stock (Series E Preferred Stock) at $1.11 per share for gross proceeds of $8.8 million in cash.

In February 2007, the Company sold 4,734,374 shares of Series F Preferred Redeemable Convertible Stock (Series F Preferred Stock) at $1.30 per share for gross proceeds of $6.2 million in cash.

In March 2008 and June 2009, the Company completed an offering of Series G Preferred Stock at $1.30 per share for gross proceeds of $4.3 million in cash. In June 2012, the then outstanding convertible promissory notes and accrued interest thereon in the amount of $7.1 million converted to 6,216,607 and 463,856 shares of Series G Preferred Stock at the conversion price of $1.04 or $1.30 per share, respectively.

The holders of the Senior Preferred Stock are entitled to receive cumulative dividends at a rate of 8% of the original purchase price, per annum and are payable in cash or common shares, at the option of the Company upon liquidation, redemption or conversion in order of their preference prior to any dividends on common stock or Junior Preferred Stock.

The holders of the Senior Preferred Stock are entitled to receive liquidation preferences upon certain deemed liquidation events at the rate equal to their conversion price per share plus all accrued and unpaid dividends.

Each share of Senior Preferred Stock is convertible, at the option of the holder, at any time, into a number of shares of common stock at a conversion price of $11.11, $13.00, and $13.00 for the Series E Preferred Stock, Series F Preferred Stock, and Series G Preferred Stock, respectively, subject to adjustments for stock dividends, combinations, subdivisions, reclassifications and reorganizations. Each share of Senior Preferred Stock is automatically convertible into common stock immediately upon the earlier of (i) the Company’s sale of its common stock in a firm commitment, underwritten public offering registered under the Securities Act of 1933, as amended, in which aggregate proceeds to

F-24	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

the Company are at least $15.0 million, and at a per share offering price of at least $76.80 per share, as adjusted for any stock dividends, combinations, reclassifications, recapitalizations or splits, or (ii) the date specified by written consent or agreement by the holders of the majority of the then outstanding shares voting together as a single class, provided that the Junior Preferred Stock will also concurrently convert.

As long as 4,875,000 shares of Senior Preferred Stock remain outstanding, the Company is prohibited from certain transactions without the consent of at least 50% of the then outstanding shares of Senior Preferred Stock or the majority of the Board of Directors.

The holders of the Senior Preferred Stock are entitled to the number of votes equal to the number of shares of common stock into which such shares of preferred stock could be converted and have voting rights and powers equal to the voting rights and powers of the common stock.

The following table provides a rollforward of the preferred redeemable convertible stock during the years ended December 31, 2014 and 2015 and the three months ended March 31, 2016 (unaudited):

	Preferred redeemable convertible stock
	Shares	Amount
Balance at December 31, 2013	2,305,535	$38,579,922
Effect of accretion to redemption value	—	2,144,434

Balance at December 31, 2014	2,305,535	40,724,356
Exercise of warrants	21,634	225,000
Effect of accretion to redemption value	—	2,157,550

Balance at December 31, 2015	2,327,169	$43,106,906
Effect of accretion to redemption value (unaudited)	—	533,204

Balance at March 31, 2016 (unaudited)	2,327,169	43,640,110

(10)	Warrants

As of December 31, 2014, December 31, 2015 and March 31, 2016 (unaudited), the Company had warrants outstanding that allow the holders to purchase shares of the Company’s Series G Preferred Stock.

F-25	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

Warrants outstanding at December 31, 2014, December 31, 2015, and March 31, 2016 (unaudited) are summarized as follows:

	December 31, 2014
	Number of warrants outstanding	Issuance date	Expiration dates	Exercise price(s)	Common share equivalent if exercised and converted
Shares:
Series G preferred redeemable convertible stock	8,099,723	April 2010 through September 2012	Various through September 2016	$1.04	809,972

	December 31, 2015 and March 31, 2016 (unaudited)
	Number of warrants outstanding	Issuance date	Expiration dates	Exercise price(s)	Common share equivalent if exercised and converted
Shares:
Series G preferred redeemable convertible stock	7,883,377	April 2010 through September 2012	Various through September 2017	$1.04	788,338

As the Series G Preferred Stock is redeemable at the option of the Series G preferred stockholders, the Company has determined the warrants for Series G Preferred Stock should be classified as liabilities and adjusted to fair value at each reporting date. The fair value of the warrants is estimated using a combination of an option-pricing model and current value model under the probability-weighted return method, using significant unobservable inputs (Level 3 inputs) including: management’s cash flow projections; probability and timing of potential liquidity scenarios; weighted-average cost of capital that included the addition of a company specific risk premium to account for uncertainty associated with the Company achieving future cash flows; selection of appropriate market comparable transactions and multiples; expected volatility; and risk-free rate. The Company used a combination of discounted cash flow, guideline public company and market transaction valuation techniques in estimating the fair value of the warrant liability at each reporting date. The discount rates used were 19%, 21% and 23% at December 31, 2014, 2015 and March 31, 2016 (unaudited), respectively. The fair value of the warrants was $809,974, $709,504 and $630,670 as of December 31, 2014 and 2015 and March 31, 2016 (unaudited), respectively.

Due to the inherent uncertainty in determining the fair value of the Company’s warrant liability, the fair value may fluctuate from period to period. On April 2, 2015, the Company and certain holders of the warrants to purchase Series G Preferred Stock adopted an amendment to extend the exercise period for the holders of all outstanding warrants to purchase Series G Preferred Stock by one year, which resulted in incremental expense of $343,446 during the year ended December 31, 2015.

F-26	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

In May 2016, the warrants were amended such that the warrants became immediately exercisable into shares of our common stock. Concurrent with such amendment, the holders of the outstanding warrants elected to net exercise the warrants, and the Company issued an aggregate of 127,143 shares of common stock.

(11)	Stock Options

In 2013, the Company’s board of directors adopted the 2013 Equity Incentive Plan (the Plan) for employees, directors, and consultants. On March 18, 2015, the Company’s Board of Directors adopted an amendment to the Plan to increase the share reserve thereunder by 300,000 shares. On June 18, 2015, the Company’s Board of Directors adopted an amendment to the Plan to increase the share reserve thereunder by an additional 300,000 shares. The common stock authorized under the Plan is 1,200,000 shares. Under the Plan, the administrator shall have authority to determine which service providers will receive awards, to grant awards and to set all terms and conditions of awards (including, but not limited to, vesting, exercise and forfeiture provisions). Vested options are canceled 90 days after termination of employment and become available for reissuance under the Plan. As of December 31, 2015 and March 31, 2016 (unaudited), 321,313 shares are available for issue under the Plan.

In 2003, the Company’s board of directors adopted the 2003 Equity Incentive Plan (the 2003 Plan) for employees, directors, and consultants, which terminated December 31, 2012. The common stock authorized under the 2003 Equity Incentive Plan was 600,000 shares. As of December 31, 2015 and March 31, 2016 (unaudited), there are no shares available for issuance under the 2003 Plan.

The grant-date fair value of each option award is estimated on the date of grant using the Black-Scholes-Merton option-pricing model. The weighted average assumptions for 2014 and 2015 grants and the grants for the three months ended March 31, 2016 (unaudited) are provided in the following table. The Company’s lack of historical share option exercise experience does not provide it a reasonable basis upon which to estimate an expected term because of a lack of sufficient data. Therefore, we estimate the expected term by using the simplified method, which calculates the expected term as the average of the time-to-vesting and the contractual life of the options. Since the Company’s shares are not publicly traded and its shares are rarely traded privately, expected volatility is estimated based on the average historical volatility of similar entities with publicly traded shares. The risk-free rate for the expected term of the option is based on the U.S. Treasury yield curve at the date of grant.

	2014	2015	March 31, 2016 (unaudited)
Valuation assumptions:
Expected dividend yield	0%	0%	0%
Expected volatility	64.4	56.7	56.7
Expected term (years)	5.74	5.42	5.42
Risk-free interest rate	1.9%	1.7%	1.7%

F-27	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

Stock option activity during the periods indicated is as follows:

	Number of shares	Weighted average exercise price	Weighted average remaining contractual term
Balance at December 31, 2013	364,450	2.73	4.3
Granted	255,600	2.70	9.2
Exercised	(100)	2.20	—
Expired/Forfeited	115,400	3.22	—

Balance at December 31, 2014	504,550	2.60	5.8
Granted	512,402	2.00	9.2
Exercised	(24,260)	3.19	—
Expired/Forfeited	(236,000)	2.77	—

Balance at December 31, 2015	756,692	2.10	7.6
Granted	—	—	—
Exercised	—	—	—
Expired/Forfeited	(2,500)	2.20	—

Balance at March 31, 2016 (unaudited)	754,192	2.10	7.3

Vested and exercisable at December 31, 2015	546,232	2.10	7.1
Vested and Expected to vest at December 31, 2015	743,957	2.10	7.5
Vested and exercisable at March 31, 2016 (unaudited)	588,106	2.10	7.0
Vested and expected to vest at March 31, 2016 (unaudited)	741,890	2.10	7.3

The weighted average grant-date fair value of options granted during 2014 was $1.43 and $0.84 during 2015. For fully vested stock options and stock options expected to vest, the aggregate intrinsic value was immaterial as of December 31, 2015.

During the year ended December 31, 2014, the Company granted 260,924 shares of restricted common stock with a fair value of $2.20 per share to its CEO of which 68.75% were vested immediately and 6.25% of the shares vest on each of March 31, 2014, June 30, 2014, September 30, 2014, December 31, 2014 and March 31, 2015. During the year ended December 31, 2015, 50,000 shares of restricted stock were granted to other executives contingent upon the Company achieving an initial public offering of its equity securities. The performance measures were not met and the shares expired as of December 31, 2015. There was no expense recorded for these contingently issuable shares.

At December 31, 2014, December 31, 2015, and March 31, 2016 (unaudited) there was $198,523, $214,304 and $185,411 (unaudited), respectively, of total unrecognized compensation cost related to unvested stock options and restricted stock granted under the plans. That cost is expected to be recognized over the next three years.

F-28	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

The Company currently uses authorized and unissued shares to satisfy share award exercises.

(12)	Commitments and Contingencies

(a)	Operating Leases

The Company has entered into lease agreements for office space and research facilities in San Diego, California; Taipei, Taiwan; Shenzhen and Jiangsu, China; and Cambridgeshire, United Kingdom. Rent expense was $584,269 and $672,526, respectively, for the years ended December 31, 2014 and 2015 and $146,534 and $189,862, respectively, for the three months ended March 31, 2015 and 2016 (unaudited). The longest lease expires in June 2020. The Company moved into its new facility in San Diego, California during the year ended December 31, 2014. The new San Diego facility lease agreement included a tenant improvement allowance which provided for the landlord to pay for tenant improvements on behalf of the Company up to $515,000. Based on the terms of this landlord incentive and involvement of the Company in the construction process, the leasehold improvements purchased under the landlord incentive were determined to be property of the Company.

The future minimum lease payments required under operating leases in effect at December 31, 2015 were as follows:

Year ending:
2016	$622,226
2017	503,644
2018	496,515
2019	513,893
2020 and beyond	265,940

$2,402,218

(b)	Indemnification

In some agreements to which the Company is a party, the Company has agreed to indemnify the other party for certain matters, including, but not limited to, product liability and intellectual property. To date, there have been no known events or circumstances that have resulted in any material costs related to these indemnification provisions and no liabilities have been recorded in the accompanying financial statements.

(c)	Employment Agreements

During 2014 the Company entered into employment agreements with its CEO and certain members of its management team. These agreements provide severance in the aggregate amount of $575,000 for termination without cause as defined in the agreements.

F-29	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(13)	Concentration of Credit Risk

(a)	Concentration of Sales and Accounts Receivable

The following represents customers that accounted for 10% or more of total revenue during the years ended December 31, 2014 and 2015 and the three months ended March 31, 2015 and 2016 (unaudited) and customers that accounted for 10% or more of total trade accounts receivable at December 31, 2014 and 2015 and March 31, 2015 and 2016 (unaudited).

	Years Ended December 31,		Three Months Ended March 31
	2014	2015	2015	2016
			(unaudited)
Percentage of net revenue
Customer A	29%	15%	18%	15%
Customer B	11	28	19	34
Customer C	9	12	12	7

	December 31,		March 31,
	2014	2015	2015	2016
			(unaudited)
Percentage of gross trade accounts receivable
Customer A	12%	12%	18%	14%
Customer B	12	23	14	22
Customer C	—	—	12	1

(b)	Revenue by Geography

Net revenue by geographic area are as follows. Revenue is attributed by geographic location based on the bill-to location of the Company’s customers.

	Years Ended December 31,		March 31,
	2014	2015	2015	2016
			(unaudited)
Percentage of net revenue
China	68%	65%	65%	73%
Other Asia	15	21	16	11
North America	11	8	11	12
Europe	6	6	8	4

Although the Company ships the majority of antennas to its customers in China (primarily ODM’s and distributors), the end-users of the Company’s products are much more geographically diverse.

(c)	Concentration of Purchases

During the year ended December 31, 2015, and the three months ended March 31, 2016, all of the Company’s products were manufactured by two vendors in China. The second vendor started production in April 2013.

F-30	(Continued)

AIRGAIN, INC.

Notes to Financial Statements

(Information as of March 31, 2016 and for the three months ended March 31, 2015 and 2016 and pro forma information is unaudited)

(14)	Related-Party Transactions

During the year ended December 31, 2014, the Company provided its CEO a loan of $266,282 for the payment of federal and state income taxes payable by him as the result of issuance of restricted stock. During the year ended December 31, 2015, the Company forgave the loan and incurred $266,282 of expense for the loan forgiveness and an additional $236,414 of expense related to the CEO’s taxes on the loan forgiveness.

The Company entered into a professional services agreement with a stockholder, GEN3 Partners, in October 2008. Professional services expense was approximately $9,000 and $0, respectively, for the years ended December 31, 2014 and 2015 and $0 for the three months ended March 31, 2016 (unaudited).

(15)	Employee Benefit Plan

The Company established a discretionary 401(k) plan effective January 2005. The 401(k) plan was amended and restated in May 2006. The 401(k) plan covers substantially all employees who have attained age 21. The participants may elect to defer a percentage of their compensation as allowable by law. The Company can make discretionary matching contributions, but so far has not done so.

(16)	Subsequent Events (unaudited)

On May 24, 2016, the Company granted stock options for an aggregate of 339,315 shares of common stock, with an exercise price of $1.90 per share, and also granted an aggregate of 57,475 shares of restricted common stock. The estimated fair value of such options and restricted stock as of the date of grant was $1.90 per share.

On July 22, 2016, the Company’s board of directors approved an amendment to its articles of incorporation effecting a one-for-ten reverse stock split of its common stock. The Company’s stockholders approved the reverse stock split on July 27, 2016. All issued and outstanding common stock, and per share amounts contained in the financial statements have been retroactively adjusted to reflect this reverse stock split for all periods presented. The reverse stock split became effective on July 28, 2016.

F-31

1,500,000 Shares

Airgain, Inc.

Common Stock

Northland Capital Markets	Wunderlich

Until September 5, 2016 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.